SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Exhibit

1. Financial information consisting of (i) the Consolidated Financial Statements of Cablevisión S.A. as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 and a “Management's Discussion and Analysis” of results relating to those years and (ii) Telecom Argentina's Unaudited Pro Forma Information illustrating the financial effects attributable to the merger of Telecom Argentina S.A. and Cablevisión S.A..

2

Telecom Argentina S.A.

Cablevisión S.A.

You should carefully review the information contained herein before making an investment decision. However, this information is provided for informational purposes only in order to illustrate Cablevisión S.A.’s financial results and operations prior to its merger and integration into Telecom Argentina S.A. (“TEO”) and to illustrate, on a pro forma basis, the financial effects attributable to the Merger on TEO’s audited consolidated financial statements as of and for the fiscal year ended December 31, 2017, which are included in TEO’s annual report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 20, 2018 (the “TEO 2017 20-F”).

We have not authorized anyone to provide information that is different or additional to the information contained in this 6-K. We do not take responsibility for any other information about Cablevisión that others may give you. If anyone provides you with different or additional information, not included in this 6-K you should not rely on it. You should assume that the information in this 6-K relating to Cablevisión is accurate only as of January 1, 2018 (the “Merger Effective Date”), regardless of the time it is delivered. All defined terms not otherwise defined herein will have the meaning assigned to them in the TEO 2017 20-F.

i

ABOUT THIS 6-K

References in this 6-K to “Cablevisión,” are to Cablevisión S.A. and its subsidiaries, unless the context requires otherwise prior to the Merger Effective Date. References in this 6-K to the “Company,” “TEO,” “we,” “us” and “our” are to Telecom Argentina S.A after the Merger Effective Date. References to “Multicanal” are to Multicanal S.A.  References to “Adesol” are to Adesol S.A. All defined terms not otherwise defined herein will have the meaning assigned to them in the TEO 2017 20-F.

In this 6-K, references to “Pesos,” “pesos” or “Ps.” are to Argentine pesos, and references to “U.S. Dollars,” “dollars” or “U.S.$” are to U.S. dollars.  A “billion” is a thousand million.

The information provided in this 6-K that relates to Argentina and its economy is based upon publicly available information, and we do not make any representation or warranty with respect to such information.  Argentina, and any governmental agency or political subdivision thereof, does not in any way guarantee, and their credit does not otherwise back our obligations in respect of the notes.

Certain amounts shown in this 6-K are subject to rounding.  Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregate of the other figures in such table.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial information included herein is prepared and presented in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Cablevisión maintained its financial books and records and published financial statements in Argentine Pesos up to December 31, 2017 (the merger and integration into TEO became effective on January 1, 2018).  This 6-K contains Cablevisión’s consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, which have been prepared in accordance with IFRS (the “Cablevisión 2017 Audited Financial Statements”) and have been audited by Price Waterhouse & Co. S.R.L. (a member firm of the PricewaterhouseCoopers network) (“PwC”) independent accountants, as stated in their report included herein.

PwC issued an opinion on the Cablevisión 2017 Audited Financial Statements dated March 7, 2018 that contains an emphasis of matter paragraph describing the following factors that affected Cablevisión’s activities and the activities of certain of its subsidiaries as of December 31, 2017: (i) the resolution No. 50 issued by the Argentine Secretariat of Internal Commerce (Secretaría de Comercio Interior) (“SCI”) including the formula to calculate the monthly fees to be paid by cable television subscribers, which effects are uncertain as of the date of issuance of said opinion; and (ii) the absorption of Cablevisión by TEO on January 1, 2018 pursuant to the Merger. In accordance with IFRS, the financial information set forth in this 6-K has not been adjusted to reflect inflation.  Inflation could therefore affect the comparability of the different periods presented herein.

Certain figures included in this 6-K and in the Cablevisión 2017 Audited Financial Statements have been rounded for ease of presentation.  Percentage figures included in this 6-K have in some cases been calculated on the basis of such figures prior to rounding.  For this reason, certain percentage amounts in this 6-K  may vary from those obtained by performing the same calculations using the figures in the Financial Statements.  Certain other amounts that appear in this 6-K may not add up due to rounding.

Exchange Rates

Some of the Peso amounts contained in this 6-K have been translated into U.S. Dollars at specified rates for convenience purposes only.  Unless otherwise indicated, Cablevisión has translated the Argentine Peso amounts using a rate of P$18.65 to U.S.$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2017.

The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.  The U.S. Dollar equivalent information presented in this 6-K is provided solely for the convenience of the reader and should not be construed to represent that the Peso amounts in question have been, or could have been or could be converted into, U.S. Dollars at such rates or at any other rate.

Customer Data

The operational and statistical data set forth in this 6-K, including metrics such as average revenue per user, or ARPU, penetration rates and churn rates are determined by management, are not part of the Cablevisión 2017 Audited Financial Statements and have not been audited or otherwise reviewed by an outside auditor, consultant or expert.  For more information, see “Discussion and Analysis of Financial Condition and Results of Operations.”

“Clientes únicos,” or active customer relationships, are defined as customers that receive at least one of Cablevisión’s main services — cable services or broadband.  As of December 31, 2017, 60% of Cablevisión’s total customers received broadband services, 89% received cable services and 49% received both services.

“ARPU” is defined as average monthly revenue per active customer (including revenue earned from cable and broadband subscription fees, cable premium services, pay-per-view fees, installation fees, fixed telephony, additional outlets and magazine revenues) for the indicated period, divided by the average of the opening and closing active customer relationships, as applicable, for the period.

“Churn” refers to the termination of a customer’s account.  The churn rate is determined by calculating the total number of disconnected customers over a given period as a percentage of the initial number of relevant customers for the same period.

Third-Party Information

The information set forth in this 6-K with respect to the market environment, market developments, growth rates, trends and competition in the markets and segments in which Cablevisión operates are based on information published by the Argentine federal and local governments through the Instituto Nacional de Estadísiticas y Censos (the National Statistics and Census Institute, or “INDEC”) and the Ministry of Public Works, the Central Bank (defined below), the Dirección General de Estadística y Censos de la Ciudad de Buenos Aires (General Directorate of Statistics and Census of the City of Buenos Aires) and the Dirección Provincial de Estadística y Censos de la Provincia de San Luis (Provincial Directorate of Statistics and Census of the Province of San Luis), as well as on independent third-party data, statistical information and reports produced by unaffiliated entities such as Dataxis, International Data Corporation (“IDC”), SNL Kagan Media-Communications (“Kagan”) and Pyramid Research Inc. (“Pyramid”), as well as on our own internal estimates.

Market studies are frequently based on information and assumptions that may not be exact or appropriate, and their methodology is by nature forward looking and speculative.  This 6-K also contains estimates made by us based on third-party market data, which in turn is based on published market data or figures from publicly available sources.

We have not verified the figures, market data or other information on which third parties have based their studies nor have such third parties verified the external sources on which such estimates are based.  Therefore we do not guarantee, nor do we assume responsibility for, the accuracy of the information from third-party studies presented in this 6-K or for the accuracy of the information on which such third party estimates are based.

This 6-K also contains estimates of market data and information derived therefrom which cannot be gathered from publications by market research institutions or any other independent sources.  Such information is based on our internal estimates.  In many cases there is no publicly available information on such market data, for example from industry associations, public authorities or other organizations and institutions.  We believe that these internal estimates of market data and information derived therefrom are helpful in order to give investors a better understanding of the industry in which we operate as well as our position within this industry.  Although we believe that our internal market observations are reliable, such estimates are not reviewed or verified by any external sources. In addition, such estimates reflect various assumptions made by us that may or may not prove accurate, as well as the exercise of a substantial degree of judgment by management as to the scope and presentation of such information. No representations or warranties can be made concerning the accuracy of our estimates of market data and the information received therefrom. These may deviate from market data estimates made by our competitors or future statistics provided by market research institutes or other independent sources.   We cannot assure you that our market data estimates or the assumptions are accurate or correctly reflect the state and development of, or our position in, the industry.

Pro Forma Summarized Financial Information of TEO

This 6-K includes, to illustrate the financial effects attributable to the Merger for informational purposes only, unaudited pro forma summarized financial information. Telecom’s unaudited pro forma consolidated statement of financial position assumes that the Merger was consummated on December 31, 2017, and Telecom’s unaudited pro forma consolidated income statements assume that the Merger was consummated on January 1, 2017 (together, the “Unaudited Pro Forma Information”).

The Unaudited Pro Forma Information has been prepared using certain of Telecom’s and Cablevisión’s respective historical financial statements as more particularly described in the notes to the consolidated financial statements of Telecom as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, which are included in the TEO 2017 20-F filed with the SEC on April 20, 2018 (the “Telecom 2017 Audited Financial Statements”) and the Cablevisión 2017 Audited Financial Statements. Further, the Unaudited Pro Forma Information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected therein materialized on the dates indicated. Actual amounts recorded upon the finalization of the purchase price allocation under the Merger may differ from the amounts reflected in the Telecom Unaudited Pro Forma Consolidated Financial Information. The Unaudited Pro Forma Information has been developed to retroactively show the effect of a transaction that materialized at a later date (even though this was accomplished by following generally accepted practice using reasonable assumptions); however, there are limitations inherent in the very nature of pro forma data. The data contained in the Unaudited Pro Forma Information represents only a simulation of the potential financial impact of the Merger. We believe that the underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effect directly attributable to the Merger. These pro forma adjustments are tentative and are based on currently available financial information and certain estimates and assumptions.The actual adjustments to Telecom’s consolidated financial statements will depend on a number of factors and additional information that is not yet available. Therefore, it is expected that the actual adjustments will differ from the pro forma adjustments, and the differences may be material. For further information on the Merger, see “Item 4. Information on the Company—The Merger” of the TEO 2017 20-F.

The unaudited pro forma consolidated statement of financial position as of December 31, 2017 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2017 are based upon, derived from, and should be read in conjunction with (i) the Telecom 2017 Audited Financial Statements, which are included in the TEO 2017 20-F filed with the SEC on April 20, 2018, and (ii) the Cablevisión 2017 Audited Financial Statements, which are included in this 6-K.

SELECTED FINANCIAL AND OPERATING DATA OF CABLEVISIÓN

The following tables set forth Cablevisión’s summary consolidated financial information as of December 31, 2017 and 2016 and for the fiscal years ended December 31, 2017, 2016 and 2015. You should read this information in conjunction with the Cablevisión 2017 Audited Financial Statements and their respective related notes, and the information under “Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this 6-K.

Selected Financial and Operating Data

	For the year ended December 31,
	2017	2016	2015
	(in millions of Pesos)
Statement of Comprehensive Income Data:
Revenues	40,952	30,571	20,125
Cost of sales (1)	(19,109)	(14,190)	(9,244)
Gross income	21,843	16,381	10,881
Selling expenses (1)	(5,992)	(4,398)	(2,525)
Administrative expenses (1)	(4,682)	(3,641)	(2,628)
Other income and (expenses), net	29	(11)	2
Results of acquisition of associates	—	114	—
Financial costs	(2,242)	(2,597)	(2,785)
Other financial income and (expenses), net	(370)	222	(28)
Financial results	(2,612)	(2,374)	(2,813)
Equity in earnings from associates	168	131	505
Net income before income tax	8,754	6,202	3,422
Income tax	(2,859)	(2,095)	(909)
Net income for the year	5,895	4,107	2,513

(1)          Includes amortization of intangible assets and depreciation of property, plant and equipment of Ps. 3,987 million, Ps. 2,588 million and Ps. 1,566 million in aggregate fiscal years December 31, 2017, 2016 and 2015, respectively.

	As of and for the year ended December 31,
	2017	2016
	(in millions of Pesos)
Statement of Financial Position:
Non-current assets	29,088	23,113
Current assets	7,188	5,822
Total assets	36,276	28,935
Non-current liabilities	11,402	10,024
Current liabilities	12,613	7,203
Total liabilities	24,015	17,227
Total shareholders’ equity	12,260	11,708

Selected Operating Data

	For the year ended December 31,
	2017	2016	2015
Active Customer Relationships (2)	3.92	3.91	3.87
Cable Television Subscribers (3)	89%	90%	91%
Broadband Customers (3)	60%	55%	52%
ARPU (excluding Nextel) (1)	797	566	420
Churn Ratio:
Cable TV (3)	14.6%	13.8%	12.6%
Broadband (3)	17.1%	16.2%	15.6%

(1)   In Pesos.

(2)   Figures in millions.

(3)   Subscribers as a percentage of total active customer relationships.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF TEO

The following unaudited pro forma consolidated financial information is presented to illustrate the Merger. For further information, see “Item 4. Information on the Company—The Merger” of the TEO 2017 20-F. The unaudited pro forma consolidated statement of financial position as of December 31, 2017 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2017 (together, the “Unaudited Pro Forma Information”) are based upon, derived from, and should be read in conjunction with (i) the Telecom 2017 Audited Financial Statements, which are included in the TEO 2017 20-F filed with the SEC on April 20, 2018,  and (ii) the Cablevisión 2017 Audited Financial Statements, which are included in this 6-K.

The accompanying Unaudited Pro Forma Information give effect to adjustments that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma consolidated statement of income, expected to have a continuing impact on the consolidated results. The unaudited pro forma consolidated statement of financial position assumes that the Merger was consummated on December 31, 2017 and the unaudited pro forma consolidated income statements assume that the Merger was consummated on January 1, 2017.

The Merger will be accounted for by the Company as a business combination using the acquisition method of accounting under the provisions of IFRS 3 “Business Combinations” (“IFRS 3”), with Cablevisión selected as the accounting acquirer under this guidance.

Under IFRS 3,  all assets acquired and liabilities assumed are generally recorded at their acquisition date fair value. For the purposes of preparing the Unaudited Pro Forma Information, the fair value of Telecom’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Certain preliminary estimates were used which will be updated upon finalization of the purchase accounting in our historical financial statements for periods reflecting the acquisition. Management believes the estimated fair values used for the assets to be acquired and liabilities to be assumed are based on reasonable assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material.

The Unaudited Pro Forma Information has been prepared by management in accordance with the bases outlined herein and is not necessarily indicative of the consolidated financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated consolidated financial position or future results of operations that we will experience after the Merger. In addition, the accompanying unaudited pro forma consolidated statements of income do not include any expected cost savings or operating synergies, which may be realized subsequent to the Merger or the impact of any non-recurring activity and one-time transaction-related or integration-related items.

We prepared the following Unaudited Pro Forma Information by applying certain pro forma adjustments to Telecom and Cablevisión’s historical consolidated financial statements. We have based the pro forma adjustments on available information and certain assumptions that we believe are reasonable under the circumstances. The actual adjustments to the Telecom consolidated financial statements for future periods will depend upon a number of factors and additional information that is not yet available. Accordingly, the actual adjustments that will appear in the Telecom consolidated financial statements for future periods will differ from these pro forma adjustments, and those differences may be material.

Unaudited Pro Forma Consolidated Statement of Financial Position as of December 31, 2017

(in millions of pesos)

	Column I	Column II	Column III	Column IV	Column V
	Telecom Argentina S.A.	Cablevisión S.A.	Reclassifications	Elimination of balances	Pro Forma Adjustments	Ref.	Pro Forma Consolidated

ASSETS
Current Assets
Cash and cash equivalents	2,831	4,414	—	—	—		7,245
Investments	3,426	110	—	—	—		3,536
Trade receivables	8,636	1,753	—	(60)	—		10,329
Other receivables	1,491	828	—	—	—		2,319

Inventories	1,854	83	—	—	32		1,969
Total current assets	18,238	7,188	—	(60)	32		25,398
Non-Current Assets
Trade receivables	12	—	—	—	—		12
Other receivables	419	237	—	—	—		656
Income taxes assets	626	44	—	—	(624)	2.I.(c) 3)	46
Investments	2,657	—	250	—	3		2,910
Investments in associates	—	250	(250)	—	—		—
Goodwill	—	4,109	—	—	59,293	2.I.(d)	63,402
Property, plant and equipment	28,538	22,080	—	—	34,209	2.I.(c) 1)	84,827
Intangible assets	7,098	2,368	—	—	33,090	2.I.(c) 2)	42,556
Total non-current assets	39,350	29,088	—	—	125,971		194,409
TOTAL ASSETS	57,588	36,276	—	(60)	126,003		219,807
LIABILITIES
Current Liabilities
Trade payable	11,483	5,637	(1,751)	(60)	—		15,309
Deferred revenues	515	—	99	—	(20)	2.I.(c) 4)	594
Financial debt	3,194	937	—	—	27		4,158
Salaries and social security payable	2,051	—	1,751	—	—		3,802
Income tax payable	2,748	—	1,437	—	—		4,185
Other taxes payable	1,505	1,858	(1,437)	—	—		1,926
Dividends payable	—	—	4,080	—	—		4,080
Other liabilities	85	4,181	(4,178)	—	—		88
Provisions	406	—	—	—	—		406
Total Current Liabilities	21,987	12,613	—	(60)	7		34,547
Non-Current Liabilities
Trade payable	101	—	—	—	—		101
Deferred revenues	425	—	134	—	18	2.I.(c) 4)	577
Financial debt	9,041	9,907	—	—	—		18,948
Salaries and social security payable	259	—	—	—	—		259
Deferred income tax liabilities	48	266	—	—	16,822	2.I.(c) 3)	17,136
Income tax payable	2	3	—	—	—		5
Other liabilities	220	134	(134)	—	—		220
Provisions	1,626	1,092	—	—	—		2,718
Total Non-Current Liabilities	11,722	11,402	—	—	16,840		39,964
TOTAL LIABILITIES	33,709	24,015	—	(60)	16,847		74,511
EQUITY
Capital nominal - outstanding shares	969	1,200	—	—	(15)	2.I.(e)	2,154
Inflation adjustment - outstanding shares	2,646	—	—	—	—		2,646
Capital nominal - treasury shares	15	—	—	—	—		15
Inflation adjustment - treasury shares	42	—	—	—	—		42
Treasury shares acquisition cost	(461)	—	—	—	—		(461)
Contributed surplus	—	—	—	—	109,597	2.I.(e)	109,597
Legal reserve	734	240	—	—	—		974
Special reserve for IFRS implementation	351	43	—	—	—		394
Voluntary reserve for capital investments	461	—	—	—	—		461
Voluntary reserve for future dividends payments	9,730	73	—	—	—		9,803
Other comprehensive income	972	1,575	—	—	(972)	2.I.(f)	1,575
Cost of equity interest increase in controlled companies	(3)	—	—	—	3	2.I.(f)	—
Voluntary reserve to maintain the level of investments in fixed assets and the current level of solvency	—	2,748	—	—	—		2,748
Retained earnings	7,630	5,815	—	—	—		13,445
Equity attributable to Parent	23,086	11,693	—	—	108,613		143,392
Equity attributable to non-controlling interest	793	567	—	—	543		1,903
TOTAL EQUITY	23,879	12,260	—	—	109,156		145,295
TOTAL LIABILITIES AND EQUITY	57,588	36,276	—	(60)	126,003		219,807

We provide the unaudited pro forma consolidated income statements for informational purposes only. The unaudited pro forma consolidated income statements do not purport to represent what our results of operations would have been had the Merger actually occurred on the assumed dates or project our results of operations for any future period or future date.

Unaudited Pro Forma Consolidated Income Statement for the year ended December 31, 2017

(in millions of pesos, except per share data in Argentine pesos)

	Column I	Column II	Column III	Column IV	Column V
	Telecom Argentina S.A.	Cablevisión S.A.	Reclassifications	Elimination of transactions	Pro Forma Adjustments	Ref.	Pro Forma Consolidated
Revenues	65,186	40,952	—	(188)	(20)	2.II.(a)	105,930
Other income	133	29	(29)	—	—		133
Total revenues and other income	65,319	40,981	(29)	(188)	(20)		106,063
Employee benefit expenses and severance payments	(12,718)	—	(7,186)	—	—		(19,904)
Interconnection costs and other telecommunication charges	(3,148)	—	(812)	188	—		(3,772)
Fees for services, maintenance, materials and supplies	(6,600)	—	(4,593)	—	(113)	2.II.(b)	(11,306)
Taxes and fees with the Regulatory Authority	(6,107)	—	(2,367)	—	13	2.II.(c)	(8,461)
Commissions	(3,631)	—	(1,065)	—	—		(4,696)
Cost of equipments and handsets	(6,684)	—	(300)	—	(32)	2.II.(d)	(7,016)
Programming costs	—	—	(5,615)	—	—		(5,615)
Advertising	(1,218)	—	(869)	—	—		(2,087)
Cost of Value-Added Services	(874)	—	—	—	—		(874)
Provisions	(590)	—	(226)	—	—		(816)
Bad debt expenses	(1,113)	—	(557)	—	—		(1,670)
Cost of sales	—	(19,109)	19,109	—	—		—
Selling expenses	—	(5,992)	5,992	—	—		—
Administrative expenses	—	(4,682)	4,682	—	—		—
Other operating expenses	(3,280)	—	(1,479)	—	—		(4,759)
Depreciation and amortization	(6,928)	—	(3,987)	—	(5,118)	2.II.(e)	(16,033)
Impairment of property, plant and equipment	(316)	—	(73)	—	(266)	2.II.(e)	(655)
Operating income	12,112	11,198	626	—	(5,536)		18,400
Equity in earnings from associates	—	168	—	—	—		168
Finance income	3,115	—	277	—	(3)		3,389
Finance expenses	(3,601)	(2,612)	(903)	—	27		(7,089)
Income before income tax expense	11,626	8,754	—	—	(5,512)		14,868

Income tax expense	(3,902)	(2,859)	—	—	1,929	2.II.(f)	(4,832)
Net income for the year	7,724	5,895	—	—	(3,583)		10,036

Attributable to:
Controlling Company	7,630	5,815	—	—	(3,535)		9,910
Non-controlling interest	94	80	—	—	(48)		126
	7,724	5,895	—	—	(3,583)		10,036

Weighted average number of ordinary shares outstanding	969,159,605	120,000				2.II.(g)	2,153,688,011
Earnings per share (Basic and Diluted)	7.87	48,456.27					4.60

Accounting for the Merger

The Unaudited Pro Forma Information has been prepared using the acquisition method of accounting under the provisions of IFRS 3 and is based on the historical financial information of Telecom and Cablevisión. Acquisition accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the purchase price allocation included herein is preliminary and has been presented solely for the purpose of providing pro forma financial information. The actual purchase price allocation used by Telecom in the preparation of its financial statements will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates in the Unaudited Pro Forma Information and the final acquisition accounting will materialize and could have a material impact on the accompanying pro forma consolidated financial information and the merged company’s future consolidated financial statements.

The Merger will be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, with Cablevisión selected as the accounting acquirer under this guidance. The factors that were considered in determining that Cablevisión should be treated as the accounting acquirer in the Merger were (i) the relative voting rights in the surviving entity (55% for the former shareholders of Cablevisión and 45% for the former shareholders of Telecom), (ii) the composition of the board of directors in the surviving entity and other committees (audit, supervisory and executive), (iii) the relative fair value assigned to Cablevisión and Telecom, and (iv) the composition of senior management of the surviving entity.

Reclassifications / Eliminations of balances and transactions / Pro forma adjustments

I.           Unaudited pro forma consolidated statement of financial position as of December 31, 2017

Column I shows the historical audited consolidated financial data of Telecom derived from the Telecom 2017 Audited Financial Statements. Accordingly, the cumulative effects of the initial application of IFRS 9 and IFRS 15 on retained earnings of Telecom have not been reflected in the Unaudited Pro Forma Information.

Column II shows the historical audited consolidated financial data of Cablevisión derived from the Cablevisión 2017 Audited Financial Statements. Accordingly, the cumulative effects of initial application of IFRS 9 on retained earnings of Cablevisión have not been reflected in the Unaudited Pro Forma Information.

Column III shows certain reclassifications made to the historical statements of financial position in order to conform to presentation standards to be used after the Merger, consisting of the following: (1) investments in associates have been reclassified from Non-Current “Investments in associates” to Non-Current “Investments”; (2) salaries and other short-term benefits payable have been reclassified from Current “Trade payable” to Current “Salaries and social security payable”; (3) income tax payable has been reclassified from Current “Other taxes payable” to Current “Income tax payable”; (4) dividends payable have been reclassified from Current “Other liabilities” to Current “Dividends payable”; and (5) deferred revenues have been reclassified from Current and Non-Current “Other liabilities” to Current and Non-Current “Deferred revenues”, respectively.

Column IV provides for the elimination of certain reciprocal balances held between Telecom and Cablevisión as of December 31, 2017, mainly arising from the telecommunication interconnection operations.

Column V shows the pro forma adjustments derived from accounting for the Merger under the following assumptions:

(a)         The Merger has been accounted for as a reverse acquisition under IFRS 3. Under this accounting method, Telecom (the surviving entity) has been considered the accounting acquiree and Cablevisión (the legally absorbed entity) has been considered the accounting acquirer.

(b)         Consideration paid for the business combination amounted to U.S.$7,100 million (equivalent to Ps. 131,699 million). Consideration paid has been determined on the basis of the quoted market price of Telecom’s ADS at December 29, 2017, as this is considered a more reliable measure of the consideration effectively transferred to effect the business combination. The closing market price of Telecom’s ADS in the New York Stock Exchange at December 29, 2017 amounted to U.S.$36.63 per ADS.

(c)          Consideration paid has been allocated to identifiable assets and liabilities of Telecom (the accounting acquiree) based on their estimated fair value. Adjustments to book value as a result of the purchase price allocation is as follows:

1)             Ps. 34,209 million to “Property, plant and equipment” based on the market comparative method for real estate properties and vehicles, and the estimated replacement cost, as adjusted to reflect physical deterioration for telecommunications-specific fixed assets. The purchase price has been allocated mainly to land and building (Ps. 11,808 million), transmission equipment (Ps. 4,120 million) and mobile network access and external wiring (Ps. 10,026 million).

2)             Ps. 33,090 million to “Intangible assets” as follows: mobile licenses (Ps. 14,933 million) based on the market comparative method, customer relationships (Ps. 9,195 million) based on the discounted cash flow method, trademarks (Ps. 8,825 million) based on comparative royalties over gross sales and miscellaneous (Ps. 137 million).

3)             Ps. 17,446 million to “Deferred income tax liabilities” (of which Ps. 624 million have been offset by “Deferred income tax assets” corresponding to the companies to be merged) as a result of applying the enacted tax law as of the end of 2017 using the statutory income tax rate to be in force in Argentina (30% for fiscal years 2018 and 2019 and 25% for fiscal year 2020 and thereafter) to temporary differences arising from the pro forma adjustments.

4)             Ps. (20) million and Ps. 18 million to Current and Non-Current “Deferred revenues” on connection fees and capacity rental, respectively, based on the estimated fair value of the obligation assumed.

(d)         Goodwill (totaling Ps. 59,293 million) has been recognized for the excess of consideration paid (Ps. 131,699 million) over the fair value of net identifiable assets attributable to Telecom, net of the related tax effect, amounting to Ps. 72,406 million. Under Argentine Law, goodwill is not deductible for income tax purposes.

(e)          The amount recognized as issued equity instruments after the Merger results from the sum of (i) the fair value of the equity instruments issued to effect the business combination after deducting the carrying values immediately before the business combination corresponding to reserves and retained earnings of Telecom to be carried forward after the Merger, as approved by the shareholders of both companies, and (ii) the accounting acquirer’s issued equity immediately before the business combination. However, the equity structure shown reflects the accounting acquiree’s equity structure, including the equity instruments issued by the accounting acquiree to effect the Merger.

(f)           The retained earnings and other equity balances recognized after the Merger result from the sum of their carrying values by Telecom and Cablevisión immediately before the business combination, except for the elimination of other comprehensive income and cost of equity interest increase in controlled companies of Telecom, as approved by the shareholders of both companies.

II.   Unaudited pro forma consolidated income statements for the year ended December 31, 2017

Column I shows the historical audited consolidated financial data of Telecom for the year ended December 31, 2017 derived from Telecom 2017 Audited Financial Statements. Accordingly, the effects of the initial application of IFRS 9 and IFRS 15 on results of Telecom have not been reflected in the Unaudited Pro Forma Information.

Column II shows the historical audited consolidated financial data of Cablevisión for the year ended December 31, 2017 derived from the Cablevisión 2017 Audited Financial Statements. Accordingly, the effects of the initial application of IFRS 9 on results of Cablevisión have not been reflected in the Unaudited Pro Forma Information.

Column III shows certain reclassifications made to the historical income statements in order to conform to presentation standards to be used after the Merger. Mainly, the “Cost of sales” and selling and administrative expenses have been reclassified to each operating expense by nature and the “Taxes” on deposits to and withdrawals from bank accounts have been reclassified from “Taxes” and fees with the Regulatory Authority to “Finance expenses”.

Column IV provides for the elimination of certain transactions between Telecom and Cablevisión for the year ended December 31, 2017 mainly related to telecommunication interconnection.

Column V shows the pro forma adjustments, which comprise mainly the following:

(a)         Lower revenues from the decrease in recognition of “Deferred revenues” on connections fees as a consequence of the purchase price allocation.

(b)         Higher consumption of materials resulting from the increase in their value as a consequence of the purchase price allocation.

(c)          Lower tax charges and regulatory fees derived from the elimination of billings between Telecom and Cablevisión following the Merger.

(d)         Higher cost of sales of handsets resulting from the increase in value of “Inventories” at the beginning of the year as a consequence of the purchase price allocation.

(e)          Higher depreciation and impairment charges resulting from the increase in value of Telecom’s fixed assets and higher amortization charges resulting from the increase in value of Telecom’s “Intangible assets”, both as a consequence of the purchase price allocation. Useful lives of Telecom’s fixed assets are the same as those disclosed in the Telecom 2017 Audited Financial Statements. Useful lives of “Intangible assets” recorded as a consequence of the purchase price allocation are mainly as follows: indefinite lives for trademarks and some licenses, other licenses between 12 and 15 years, and customer relationships between 5 and 10 years.

(f)           The related income tax effects on the adjustments described in (a) to (e) above based on the enacted tax law in effect as of the end of 2017.

(g)          Weighted average number of ordinary shares outstanding has been calculated assuming that changes in issued share capital described in 2.I.(e) above materialized on January 1, 2017.

The unaudited pro forma earnings per share data is computed by dividing the unaudited pro forma consolidated net income for the year attributable to the controlling shareholder by the number of Telecom’s outstanding shares after giving effect to the Merger, including 1,184,528,406 ordinary shares to be issued by Telecom to effect the Merger.

Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is based on, and should be read in conjunction with, the Cablevisión 2017 Audited Financial Statements and related notes, included elsewhere in this 6-K.  Actual results relating to the Cablevisión business could differ materially from those discussed herein.  Factors that could cause or contribute to these differences include those discussed below and elsewhere in this 6-K or TEO’s annual report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 20, 2018 (“TEO 2017 20-F”), particularly in “Risk Factors.”

Overview

Prior to January 1, 2018 (the “Merger Effective Date”), Cablevisión was an Argentine sociedad anónima (corporation), subject to the laws of Argentina and the regulations of the local authorities.  The Cablevisión 2017 Audited Financial Statements were prepared in accordance with IFRS as issued by the IASB.  See “Selected Financial and Operating Data” and other financial information contained elsewhere in this 6-K.

Factors Affecting Cablevisión’s Results of Operations

The Argentine Economy

Substantially all of Cablevisión’s assets and operations and its customers were located in Argentina.  Accordingly, Cablevisión’s financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina.  For more information on these macroeconomic and political conditions, see “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2017, 2016 and 2015—Factors Affecting Results of Operations” and “Risk Factors—Risks Relating to Argentina” in the TEO 2017 20-F. Further, for information regarding the reliability of this data see “Risk Factors—Risks Related to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins” in the TEO 2017 20-F.

Source and Mix of Revenues and Costs

Cablevisión derives substantially all of its revenue from subscriptions for basic cable and broadband access services. Between 2013 and 2017, Cablevisión’s broadband service subscribers increased by 36%, from 1,711,600 to 2,334,900. During that period, the portion of Cablevisión’s packages subscriber base increased by 33%, representing 49% of the total subscriber base as of December 31, 2017. Other sources of revenue include premium cable services, installation charges, charges for additional outlets, additional packages, DVR and the selling of Cablevisión’s magazine, “Miradas.”  Cablevisión’s revenue from subscriptions is primarily a function of the number of subscribers served by its networks during the relevant period. Cable and broadband subscribers are added through the expansion of Cablevisión’s network and marketing of its services to homes passed by its networks.

Cablevisión principally generates its revenues through monthly fees charged to its subscribers that are payable in Pesos.  Cablevisión generally seeks to increase its revenues through the growth of its customer base and through the introduction of value-added services and products aimed at different customer needs. Further, Cablevisión expects to increase its revenue through new product launches and the expansion of its broadband customer base.  Cablevisión’s results of operations are therefore dependent on its customer base and the number of services that each customer uses. Overall revenue and costs are also affected by the mix of services Cablevisión provides, with broadband generally being associated with higher margins relatively to cable television. In 2015, 2016 and 2017, 62.0%, 52.7% and 49.4% of Cablevisión’s revenues, respectively, was generated by its cable subscriptions (pay TV services excluding sales for premium content, high definition digital services and video on demand packages) while 23.9%, 25.2% and 31.4%, respectively, was generated by its broadband subscriptions.  Cablevisión expects that the broadband subscriptions’ percentage share of its revenues will continue to increase.

Cablevisión’s cost of sales, selling expenses and administrative expenses consist primarily of (i) programming costs; (ii) payroll and social security charges and other personnel expenses; (iii) property, plant and equipment depreciation, maintenance and leases; and (iv) public utilities and tax rates. Between 2013 and 2017, more than 90% of its total operating costs were Peso-denominated. The portion of operating costs that are U.S.

Dollar-denominated is mainly comprised of programming costs related to special events, data transfer costs and maintenance of property, plant and equipment and network expenses, among others.

Programming costs are among the largest component of these expenses, and mainly consist of the fees that Cablevisión pays to certain programming suppliers.  Cablevisión’s programming costs are primarily correlated with fee increases charged to its customers and growth in the number of its enhanced cable subscribers.

Effects of Inflation

Argentina has faced and continues to face inflationary pressures.  For more information, see “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2017, 2016 and 2015—Factors Affecting Results of Operations” and “Risk Factors—Risks Relating to Argentina” in the TEO 2017 20-F.

Significant changes such as those observed in the past few years in the prices of relevant economic variables affecting our business, such as salary and wages costs, interest rates and exchange rates affect our financial position, financial performance and cash flows and, therefore, the information provided in Cablevisión’s Financial Audited Consolidated Financial Statements.

Effects of Fluctuations in Exchange Rates between the Argentine Peso and the U.S. Dollar

Although almost 100% of our financial obligations are denominated in U.S. Dollars, as of December 31, 2017, Cablevisión uses financial instruments to hedge currency risk for only a limited portion of interest payments for its consolidated U.S. Dollar denominated debt. Any significant devaluation of the Peso, such as the devaluation in early 2014 and in December 2015, results in an increase in the cost of servicing our debt and, therefore, may have a material adverse effect on our results of operations. See “Item 3—Key Information—Exchange Rates”, and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad” in the TEO 2017 20-F.

Acquisition and Internal Growth

Cablevisión has focused on increasing its broadband internet penetration by providing and offering bandwidth connectivity to its existing cable television subscribers and to new customers.  Cablevisión has also grown its broadband subscriber base by emphasizing its bandwidth capabilities and expanding the products and services that it offers with a focus on launching products and services with faster speed options tailored to its customers’ evolving needs. The diversification of Cablevisión’s product mix to increase its broadband offerings, coupled with an increase in the portion of total revenues represented by broadband services have, in turn, resulted in an increased ARPU. Total ARPU (in Pesos) increased by 35% between 2015 and 2016 primarily due to an increase in the penetration of broadband services, an 8% increase in Cablevisión’s broadband customers, and due to the effect of inflation. Total ARPU (in Pesos) increased by 40.8% between 2016 and 2017 primarily due to an increase in the penetration of broadband and Pay TV digital services, an 7% increase in aggregate number of Cablevisión’s broadband customers, and due to the effect of inflation.

Total Active Customer Relationships and Churn

The number of Cablevisión’s customers is dependent upon the number of new customers it obtains for its services and the number of customers that terminate its services, or churn.  Cablevisión has consistently achieved customer growth across its operations.  Cablevisión’s total customer base grew 4% from approximately 3.76 million customers as of December 31, 2013, to approximately 3.92 million customers as of December 31, 2017.

Certain Events Affecting Comparability of Cablevisión’s Operating Results

Acquisition of Nextel

Although Cablevisión acquired control of Nextel on January 27, 2016, its financial and operating information reflects the consolidation of Nextel as from January 1, 2016 (Nextel’s results from January 1 through January 26, 2016 were not considered material when compared with Nextel’s results for the same period). Therefore, financial and operating information for the year ended December 31, 2016 may not be directly comparable with financial and operating information for prior periods. Between September 30, 2015 and December 31, 2015, Cablevisión accounted for Nextel under the equity method. IDEN telephony and other services revenues for the year ended December 31, 2017, totalled Ps. 2,791 million, representing 6.8% of Cablevisión’s total revenues.

Key Business Measures

Average Revenue per User

Cablevisión’s results of operations are dependent on its customer base and the number of services that each customer uses. Total monthly ARPU of Cablevisión’s active customer relationships was Ps. 211 in 2013, Ps. 300 in 2014, Ps. 420 in 2015, Ps. 566 in 2016, and Ps. 797 in 2017. The 40.8% increase in total ARPU during the year ended December 31, 2017, compared to 2016, was due to the increased penetration of broadband and digital Pay TV services, faster speed options offered to Cablevisión’s customers and inflation.

Churn Rate

Churn refers to the termination of a customer’s account. The churn rate is determined by calculating the total number of disconnected customers over a given period as a percentage of the initial number of relevant customers for the same period.

Cablevisión’s cable customer churn rate for the year ended December 31, 2017 was 14.6%, compared to 13.8% and 12.6% in 2016 and 2015, respectively.

Cablevisión’s broadband customer churn rate for the year ended December 31, 2017 was 17.1%, compared to 16.2% and 15.6% in 2016 and 2015, respectively.

To reduce its churn rate, Cablevisión pursues a vigorous customer service and retention policy. See “Business Description—Billing and Subscriber Management.”

Critical Accounting Policies

The Cablevisión 2017 Audited Financial Statements are prepared in conformity with IFRS. IFRS requires management to make estimates that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.  Cablevisión evaluates its estimates, including those related to tangible and intangible assets, bad debts, inventories, provisions and income taxes, on an ongoing basis.   Cablevisión bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cablevisión management believes that the following accounting policies used in preparation of the Cablevisión 2017 Audited Financial Statements prepared in accordance with IFRS were its critical accounting policies as they require management to make estimates that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. For more information, see note 3 of the Cablevisión 2017 Audited Financial Statements.

Fair value measurement of certain financial instruments

The fair value of a financial instrument is the amount for which it could be purchased or sold between knowledgeable willing parties, in an arm’s length transaction. If there is a quoted market price available for an instrument in an active market the fair value is calculated based on that price.

If there is no quoted market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments, or, otherwise, on the basis of valuation techniques regularly used in financial markets. The Company uses its judgment to select a variety of methods and makes assumptions on the basis of market conditions at closing.

The methodology used for the measurement of the fair value of certain financial instruments is more fully described in Note 2.19 to the Cablevisión 2017 Audited Financial Statements.

Allowance for bad debts

Cablevisión reviews its doubtful accounts on a monthly basis for estimated losses resulting from the inability of its subscribers to make the required payments. The subscriber base in cable television and Internet services is primarily residential in nature.

Cablevisión invoices most of its subscribers in advance. A majority of Argentine cable television and broadband subscribers pay their invoices by automatic credit card or bank account debits.  Cablevisón seeks to enforce a strict disconnection policy, which provides for the disconnection of cable television services after a three-month period of non-payment and delivery of a notice of disconnection. With respect to broadband services, Cablevisión disconnects its services after a two-month period of non-payment and delivery of a corresponding notice of disconnection.

In calculating the allowance for bad debts with respect to debt instruments that are not measured at fair value, Cablevisión takes into account historic collectability records and other factors known at the time of the calculation. If the financial condition of its subscribers were to deteriorate, actual write offs could exceed management’s expectations.

Cablevisión believes that the accounting estimate relating to doubtful accounts is a critical accounting estimate because changes in the level of doubtful debts may materially affect net income.

Provision for lawsuits and contingencies

Cablevisión is involved in legal, fiscal and administrative disputes in the normal course of business. The outcome of these claims may have a material impact on Cablevisión’s balance sheet as well as on its net income. See “Legal Proceedings.” The factors taken into account for the calculation of the provisions for lawsuits and contingencies are based on the present value of the estimated costs arising from the lawsuits brought against us. In estimating its obligations, Cablevisión takes into consideration the opinion of its legal advisors. Due to the uncertain nature of these issues, these estimates change as additional information becomes available and could result in material changes to the financial statements in subsequent periods. As of December 31, 2017, Cablevisión had provisions totalling Ps. 855.5 million for pending disputes.

Impairment losses of certain assets other than receivables (including property, plant and equipment and intangible assets except goodwill)

Certain assets, including property, plant and equipment and intangible assets are tested for impairment.  Cablevisión records impairment losses when it estimates that there is objective evidence thereof or when the cost of such losses will not be recovered through future cash flows. The evaluation of what constitutes impairment is a matter of significant judgment. Impairment of the value of non-financial assets is more fully described in Note 2.15 to the Cablevisión 2017 Audited Financial Statements.

Impairment of goodwill

Cablevisión assesses goodwill for impairment on an annual basis. In determining if there is impairment of goodwill, Cablevisión calculates the value in use of the cash generating units to which it has been allocated. The calculation of the value in use requires Cablevisión to determine the future cash flows that should arise from the cash generating units and an appropriate discount rate to calculate the present value. During the fiscal year ended December 31, 2017, Cablevisión recorded no impairment losses of goodwill.

Recognition and measurement of deferred tax items

Cablevisión only recognizes deferred tax assets for deductible temporary differences to the extent it is likely that each entity, on an individual basis, will have sufficient future taxable income against which to apply the deferred tax assets. Tax loss carry forwards from prior years are only recognized when it is likely that each entity will have sufficient future taxable income against which they can be used. Pursuant to regulations in effect, the use of the subsidiaries’ tax credits is based on a projection analysis of future income.  Cablevisión examines the recoverable value of the deferred tax assets based on its business plans and book valuation allowance, if applicable, so that the net position of the deferred tax asset will reflect probable recoverable value.

Determination of the useful lives of property, plant and equipment and intangible assets

Property, plant and equipment are recorded at cost less accumulated depreciation and any accumulated impairment loss. Depreciation of property, plant and equipment is recognized on a straight line basis over its estimated useful life. Intangible assets acquired separately are valued at cost net of all accumulated amortization and impairment losses. Amortization is calculated on a straight-line basis over the estimated useful life of the intangible assets. The estimated useful life, the residual value, the depreciation method for property, plant and equipment and the amortization method for intangible assets are reviewed at the end of each year, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

Changes in Cablevisión’s current expectations and operating assumptions, including with respect to the regulatory framework, technology and competition, could impact on these judgments and require future adjustments to the carrying value of Cablevisión’s recorded assets.

Results of Operations of Cablevisión.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

The details of Cablevisión’s revenues are as follows:

	For the year ended December 31
	2017	2016	% Change
	(in millions of Pesos)
Subscription Revenue:
Cable television services (1)	24,589	18,750	31.1%
IDEN telephony service	2,413	2,804	(13.9)%
Internet	12,865	7,697	67.1%
Cable subscription, Internet revenue and Telephony	39,868	29,252	36.3%
Non-Subscription Revenue:
Sales of Goods	215	380	(43.4)%
Others (2)	869	939	(7.5)%
Total	40,952	30,571	34.0%

(1) Includes fees for basic cable service, premium and pay-per-view programming services, digital packages, DVR, HD packages, VOD and connection fees.

(2) Consists primarily of (i) revenues from services - public bidding process and (ii) advertising.

Cablevisión’s revenues increased by 34.0% from Ps. 30,571 million in 2016 to Ps. 40,952 million in 2017. This increase is mainly due to a 7.4% increase in the number of broadband Internet subscribers compared to the same period in 2016. The increase in the total ARPU for the year ended December 31, 2017 is attributable to a larger broadband penetration, higher speed options offered to Cablevisión’s customers and inflation levels.  Cablevisión’s IDEN Telephony Services revenues decreased by 13.9%, mainly as a result of a 35.1% reduction in the number of subscribers.

Cable TV service revenues increased by 31.1% from Ps. 18,750 million in 2016 to Ps. 24,589 million in 2017. That increase arises from: (i) a 31.1% increase in the average amount of invoices as a result of the increases based on the pricing policy, (ii) a 15.3% increase in the number of active decoders (HD, digital, Flow and other), net of a slight decrease in the total number of subscribers. Cablevisión also recorded revenues of Ps. 12,865 million for internet services in 2017, as compared to Ps. 7,697 million in 2016, due to an increase in the number of broadband services subscribers as a result of the higher speed broadband services offered to its subscribers and the increase in the average amount of the invoice. In 2017, the total ARPU was Ps. 797, representing a 40.8% increase compared to 2016.

Cablevisión’s sales of goods revenues decreased by 43.4% from Ps. 380 million in 2016 to Ps. 215 million in 2017.  This decrease was driven by lower sales of trunking equipment due to a drop in the subscriber base and by lower deliveries of netbooks and notebooks related to the public bidding of the city government.

Other income decreased by 7.5% from Ps. 939 million in 2016 to Ps. 869 million in 2017.

Cost of Sales, Selling Expenses and Administrative Expenses

In 2017, the cost of sales, selling and administrative expenses of Cablevisión was mainly composed by (i) payroll costs and social security and other personnel expenses, (ii) programming costs, (iii) depreciation of property, plant and equipment, (iv) taxes and charges, (v) property, plant and equipment and network maintenance expenses. To a large extent, the increases in expenses reflect the persistent inflation levels that continue to have an impact on the Argentine economy. Cablevisión’s cost of sales, selling and administrative expenses increased by 34.0%, from Ps. 22,229 million in 2016 to Ps. 29,784 million in 2017.

The cost of sales increased by 34.7% from Ps. 14,190 million in 2016 to Ps. 19,109 million in 2017. This increase was mainly due to higher programming costs as a result of an increase in Cablevisión’s subscription fees and its activities during the twelve-month period ended December 31, 2017 compared to the same period in 2016 and also due to higher payroll costs and social security and other personnel expenses as a result of salary increases.

Selling expenses increased by 36.2% from Ps. 4,398 million in 2016 to Ps. 5,992 million in 2017. This increase was mainly due to (i) the increase in public utilities and tax rates as a result of higher revenues, (ii) higher payroll costs and social security and other personnel expenses, (iii) an increase in fees for services and (iv) higher advertising costs.

Administrative expenses increased by 28.6% from Ps. 3,641 million in 2016 to Ps. 4,682 million in 2017. This was mainly due to higher payroll costs and social security and other personnel expenses, higher fees for services and also higher collection expenses and fees as a result of a higher volume of bank transactions due to an increase in Cablevisión’s revenues.

The details of Cablevisión’s cost of sales, selling expenses and administrative expenses are as follows:

	For the year ended December 31,
	2017	2016	% Variation
	(in millions of pesos)
Payroll and social security charges and other personnel expenses	6,960	5,205	33.7%
Programming costs	5,615	3,932	42.8%
Public utilities and tax rates	2,993	2,199	36.1%
Maintenance of property, plant and equipment and network expenses	2,761	2,259	22.2%
Depreciation of property, plant and equipment	3,954	2,519	57.0%
Fees for services	1,819	1,378	32.0%
Advertising and promotion	869	621	39.8%
Collection expenses and commissions	1,065	861	23.8%
Data transfer costs	812	698	16.3%
Other (1)	2,637	2,109	25.0%
Sub-total	29,484	21,782	35.4%
Cost of selling goods (2)	300	446	(32.8)%
Total	29,784	22,229	34.0%

(1) Other includes: severance costs (compensations to the personnel), leases, fees to directors and syndics, bad debts, obsolescence of material, lawsuits and contingencies, amortization of intangible assets, and miscellaneous.

(2) The cost of selling goods includes: (i) inventories at the beginning of the year, (ii) incorporation of acquired company balances, (iii) net purchases of the year, (iv) application of allowance for impairment of inventories, and (v) inventories at the end of the year.

Payroll, social security and other personnel expenses increased by 33.7% from Ps. 5,205 million in 2016 to Ps. 6,960 million in 2017 (these expenses represented 23.4% of the cost of sales, selling and administrative expenses for 2017 and 2016, respectively). This increase is mainly due to salary increases and to a lesser extent to increases in headcount.

Programming costs increased by 42.8% from Ps. 3,932 million in 2016 to Ps. 5,615 million in 2017. This increase in programming costs was mainly due to the increase in subscription fees across all platforms and the inclusion of the cost of soccer signals to be able to watch all of the AFA (Argentine Football Association) first division soccer tournament matches. Programming costs represented 22.8% of cable TV revenues in the year ended December 31, 2017 and 21.0% during the same period of 2016. Programming agreements were not significantly affected by the devaluation of the Argentine peso, because they are mainly denominated in Argentine pesos and are related to the growth of Cablevisión’s subscriber base and the price of its services.

The costs for the maintenance of property, plant and equipment and network expenses increased by 22.2% from Ps. 2,259 million in 2016 to Ps. 2,761 million in 2017. This increase arose from higher costs due to maintenance networks in 2017 as a result of the higher cost of hired labor.

Public utilities, charges and taxes increased by 36.1% from Ps. 2,199 million in 2016 to Ps. 2,993 million in 2017. Public utilities tariffs consist of monthly fixed charges and most of the tax rates are collected based on the revenues from services during the relevant period. This increase associated with this line item was mainly due to an increase in sales during the year. Public utilities and tax rates represented 7.3% and 7.2% of Cablevisión’s revenues during 2017 and 2016, respectively.

Depreciation of property, plant and equipment increased by 57.0 % from Ps. 2,519 million in 2016 to
Ps. 3,954 million in 2017. This increase was mainly due to an increase in Cablevisión’s investments in equipment and cable networks.

The fees for services collected by Cablevisión from third parties increased by 32.0% from Ps. 1,378 million in 2016 to Ps. 1,819 million in 2017. This increase was mainly due to higher fees paid to the suppliers of those services during 2017.

Advertising and promotion expenses increased by 39.8% from Ps. 621 million in 2016 to Ps. 869 million in 2017. This increase was mainly due to an increase in the expenses related to the advertising and promotion expenses we provide.

Collection expenses and fees increased by 23.8 % from Ps. 861 million in 2016 to Ps. 1,065 million in 2017. This increase was mainly attributable to an increase in revenues during 2017 compared to 2016, net of lower fees as a result of negotiations with collection entities.

Data transmission costs increased by 16.3% from Ps. 698 million in 2016 to Ps. 812 million in 2017. This increase was mainly due to an increase in contracted capacity, which was partially offset by the decrease in Nextel’s contracted capacity and the depreciation of the Argentine peso during the period.

The cost of goods sold decreased by 32.8% from Ps. 446 million in 2016 to Ps. 300 million in 2017, mainly due to a decrease in the costs of the Sarmiento project within the framework of the public bid of the Government of the City of Buenos Aires.

Financial Results

In 2017, Cablevisión recorded a net financing loss of Ps. 2,612 million, compared to a net financing loss of Ps. 2,374 million in 2016. This 10.0% increase was mainly due to a decrease in exchange gains to Ps. 113 million in

2017, compared to an exchange gain of Ps. 545 million in 2016, net of variation in other financial costs from Ps. 150 million (loss) in 2016 to Ps. 40 million (gain) in 2017.

Equity in Earnings From Associates

Equity in earnings from associates increased by 27.7% from Ps. 131 million in 2016 to Ps. 168 million in 2017.

Income Tax

Cablevisión’s income tax expense for the year 2016 was Ps. 2,095 million, compared to Ps. 2,859 million for the year 2017, mainly due to higher profit recorded for the reasons stated previously. The effective tax rate in the years 2017 and 2016 was 32.7% and 33.8%, respectively.

Net Income for the year

As a result of the above described factors, Cablevisión had a comprehensive income (gain) of Ps. 5,895 million in the year 2017, as compared to the net income of Ps. 4,107 million in the year 2016, which represents an increase of 43.5%.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues

The details of Cablevisión’s revenues are as follows:

	For the year ended December 31
	2016	2015	% Change
	(in millions of Pesos)
Subscription Revenue:
Cable television services (1)	18,750	14,430	29.9%
IDEN telephony service	2,804	N/A	N/A
Internet	7,697	4,818	59.8%
Cable subscription, Internet revenue and Telephony	29,252	19,248	52.0%
Non-Subscription Revenue:
Sales of goods	380	86	339.7%
Others (2)	939	791	18.8%
Total	30,571	20,125	51.9%

(1) Includes fees for basic cable service, premium and pay-per-view programming services, digital packages, DVR, HD packages, VOD and connection fees.

(2) Consists primarily of (i) revenues from services - public bidding process and (ii) advertising.

Cablevisión’s revenues increased by 51.9%, from Ps. 20,125 million in 2015 to Ps. 30,571 million in 2016. This increase was principally attributable to (i) the acquisition of 100% of Nextel and (ii) a 7.8% increase in the number of broadband internet subscribers compared to 2015. The increase in total ARPU in 2016 was due to the offer of new cable television and broadband products and services and due to an increase in subscription fees as a result of inflation.

Cablevisión’s cable subscription revenues increased by 29.9%, from Ps. 14,430 million in 2015 to Ps. 18,750 million in 2016. This increase was primarily attributable to an increase in the average invoice amount. Revenues derived from broadband fees totaled Ps. 7,697 million in 2016, as compared to Ps. 4,818 million in 2015, mainly due to an 8% increase in broadband subscribers.  In 2016, total ARPU stood at Ps. 566, representing a 35% increase in 2016 compared to 2015. This increase was primarily due to the introduction of new and higher speed broadband and cable products and services, as well as increases in subscription fees as a result of inflation.

Cablevisión’s sales of goods revenues increased by 339.7% from Ps. 86 million in 2015 to Ps. 380 million in 2016, mainly due to the acquisition of Nextel.

Other income increased by 18.8% from Ps. 791 million in 2015 to Ps. 939 million in 2016. This increase was driven by higher sales of netbooks and notebooks related to the public bidding of the city government.

Cost of Sales, Selling Expenses and Administrative Expenses

In 2016 Cablevisión’s cost of sales, selling expenses and administrative expenses consisted primarily of (i) payroll and social security charges and other personnel expenses, (ii) programming costs, (iii) public utilities and tax rates, (iv) maintenance of property, plant and equipment and network expenses and (v) depreciation of property, plant and equipment.  Cablevisión’s cost of sales, selling expenses and administrative expenses increased by 54.4%, from Ps. 14,397 million in 2015 to Ps. 22,229 million in 2016. In 2016 and 2015, an estimated 7% of its total costs were denominated in U.S. Dollars.

Cablevisión’s cost of sales increased by 53.5% to Ps. 14,190 million in 2016, from Ps. 9,244 million in 2015. This increase was primarily due to the consolidation of Nextel’s costs for the year ended December 31, 2016, and higher payroll and social security charges and other personnel expenses as a result of salary increases, and also due to higher programming costs as a result of an increase in Cablevisión’s customer base and in its activity in 2016.

Selling expenses increased by 74.2% to Ps. 4,398 million in 2016, from Ps. 2,525 million in 2015. This increase was primarily due to (i) the consolidation of Nextel costs for the year ended December 31, 2016, (ii) higher costs of advertising campaigns and promotions, (iii) the increase in public utilities and tax rates as a result of the higher revenues earned during 2016, and (iv) the increase in payroll, social security and other personnel expenses as a result of salary increases in 2016.

Administrative expenses increased by 38.5% to Ps. 3,641 million in 2016, from Ps. 2,628 million in 2015. This was mainly due to the consolidation of Nextel’s costs and the increase in inflation which resulted in higher payroll and social security charges and other personnel expenses and in fees for services, and also due to higher collection expenses and commissions due to a greater volume of banking transactions as a result of Cablevisión’s higher revenue and a larger number of transactions through automatic account debiting in 2016.

The details of Cablevisión’s cost of sales, selling expenses and administrative expenses are as follows:

	For the year ended December 31,
	2016	2015	% Variation
	(in millions of pesos)
Payroll and social security charges and other personnel expenses	5,205	4,154	25.3%
Programming costs	3,932	2,889	36.1%
Public utilities and tax rates	2,199	1,327	65.7%
Maintenance of property, plant and equipment and network expenses	2,259	1,008	124.2%
Depreciation of property, plant and equipment	2,519	1,532	64.5%
Fees for services	1,378	838	64.3%
Advertising and promotion	621	434	43.1%
Collection expenses and commissions	861	553	55.6%
Data transfer costs	698	283	146.8%
Other (1)	2,109	1,294	63.0%
Sub-total	21,782	14,311	52.2%
Cost of selling goods (2)	446	86	422.0%
Total	22,229	14,397	54.4%

(1) Other includes: severance costs (compensations to the personnel), leases, fees to directors and syndics, bad debts, obsolescence of material, lawsuits and contingencies, amortization of intangible assets, and miscellaneous.

(2) The cost of selling goods includes: (i) inventories at the beginning of the year, (ii) incorporation of acquired company balances, (iii) net purchases of the year, (iv) application of allowance for impairment of inventories, and (v) inventories at the end of the year.

Expenses for payroll and social security charges and other personnel expenses increased by 25.3% to Ps. 5,205 million in 2016, from Ps. 4,154 million in 2015 (such expenses represented 23.4% and 28.9% of cost of sales, selling expenses and administrative expenses for 2016 and 2015, respectively). This increase was principally attributable to the acquisition of Nextel, the effect of salary increases and, to a lesser extent, a 3% increase in Cablevisión’s payroll in 2016.

Programming costs increased by 36.1% to Ps. 3,932 million in 2016, from Ps. 2,889 million in 2015. This increase in programming costs was primarily the result of the (i) adjustments in tariff values provided for the programming contracts, (ii) increase in Cablevisión’s subscriber base in all its platforms, and (iii) incorporation of new content into the programming grid. Programming costs represented 21.0% of cable television revenues in 2016 and 20.0% in 2015. Programming contracts are not affected by devaluation, are primarily Peso-denominated and are positively related to the growth of Cablevisión’s subscriber base and the fees charged to its subscribers.

Maintenance of property, plant and equipment and network expenses increased by 124.2% to Ps. 2,259 million in 2016, from Ps. 1,008 million in 2015. This increase was mainly due to the acquisition of Nextel and higher costs in Cablevisión’s routine networks maintenance activity in 2016 as a result of higher cost for hired labor.

Public utilities and tax rates increased by 65.7% to Ps. 2,199 million in 2016, from Ps. 1,327 million in 2015. Public utilities are fixed monthly charges and the majority of the tax rates are levied based on revenues from services during the relevant period. This increase was mainly due to the (i) acquisition of Nextel, and (ii) the increase in sales during the year ended December 31, 2016. Public utilities and tax rates represented 7.2% and 6.6% of Cablevisión’s revenues in 2016 and 2015, respectively.

Property, plant and equipment depreciation increased by 64.5% to Ps. 2,519 million in 2016, from Ps. 1,532 million in 2015. This increase was primarily due to (i) the acquisition of Nextel, and (ii) an increase in Cablevisión’s investments in cable equipment and networks in 2016.

Fees paid for services received by us from third parties, increased by 64.3% to Ps. 1,378 million in 2016, from Ps. 838 million in 2015. This increase was mainly due to fees incurred for services associated with the acquisition of Nextel and higher fees paid to the providers of such services in 2016 (reflecting the impact of inflation).

Advertising and promotion expenses increased by 43.1% to Ps. 621 million in 2016, from Ps. 434 million in 2015. This increase was driven by increases in fees paid as a result of inflation and an increase in marketing and promotional activities in 2017 as compared to 2016.

Collection expenses and commissions increased by 55.6% to Ps. 861 million in 2016, from Ps. 553 million in 2015. This increase was mainly due to an increase in revenues in 2016 compared to the previous year.

Data transfer costs increased by 146.8% to Ps. 698 million in 2016 from Ps. 283 million in 2015. This increase was mainly due to (i) the acquisition of Nextel, (ii) an increase in the contracted capacity, and (iii) the effect of the Argentine Peso devaluation with respect to the U.S. Dollar.

Costs of selling goods increased by 422% to Ps. 446 million in 2016, from Ps. 86 million in 2015, mainly due to the consolidation of Nextel as of the year ended December 31, 2016.

Financial Results

Cablevisión had net financial costs of Ps. 2,374 million in 2016, compared to net financial costs of Ps. 2,813 million in 2015. This 15.6% decrease was mainly due to lower charges for income from operations with securities and bonds that recorded a gain of Ps. 7 million in 2016 compared to a loss of Ps. 868 million in 2015, net of an increase in taxes and expenses from Ps. 226 million in 2015 to Ps. 430 million in 2016, and an increase in interest on financial loans as a result of the increase in bank and financial indebtedness.

Equity in Earnings (losses) From Associates

Equity in earnings from associates decreased by 74% to Ps. 131 million in 2016, from Ps. 505 million in 2015. This increase was mainly due to the fact that the 2015 figures included the equity in earnings (losses) of Nextel, while in 2016 these figures were consolidated.

Income Tax

Cablevisión recorded charges for income tax of Ps. 2,095 million in 2016, compared to charges of Ps. 909 million in 2015, as a result of higher profits during 2016.  Cablevisión’s effective tax rate in 2016 and 2015 was 33.8% and 26.6%, respectively.

Net Income for the Period

As a result of the factors described above, Cablevisión’s net income in 2016 was Ps. 4,107 million, compared to a net income of Ps. 2,513 million in 2015, representing an increase of 63.4%.

Sources and Uses of Funds

The following table sets forth Cablevisión’s cash flows for the periods indicated.

	Year ended December 31,
	2017	2016	2015
	(in millions of pesos)
Net cash provided by operating activities	14,133	10,348	6,510
Net cash used in investment activities	(9,718)	(11,420)	(5,590)
Net cash used in financing activities	(2,746)	(1,074)	(566)
Net increase/(decrease) in cash and cash equivalents	1,670	(2,145)	355
Cash and cash equivalents at the beginning of the year (1)	2,629	2,177	1,333
Effect of exchange rate changes on cash and cash equivalents	113	545	489
Cash and cash equivalents incorporated by acquisition of companies	2	2,053	—
Cash and cash equivalents at the end of the year (1)	4,414	2,629	2,177

(1) Includes cash and banks and investments with original maturities not exceeding three months from the date of purchase.

Net cash provided by Cablevisión’s operating activities

During the years ended December 31, 2017 and 2016, the cash flows provided by Cablevisión’s operations stood at Ps. 14,133 million and Ps. 10,348 million, respectively. This increase was mainly due to an increase in revenues during the years.

Net cash used in investment activities

During the year ended December 31, 2017, net cash flows used in investing activities decreased by 14.9% compared to 2016. This was mainly due to the acquisition of 900 Mhz and 2.5 Ghz bands in 2016 and to the better yield of financial instruments partially offset by an increase in investments in Cablevisión’s networks.

During the year ended December 31, 2017, the amounts of cash flows used to make acquisitions was Ps. 20 million and was used by Cablevisión to acquire 100% of the capital stock of Inter Radios S.A., an Argentine sociedad anónima that has as its core business the installation and exploitation of broadcasting services.

During 2017 and 2016, Cablevisión used Ps. 11,118 million and Ps. 9,044 million, respectively, to acquire property, plant and equipment. Between 2016 and 2017, Cablevisión focused on expanding and enhancing its data network to meet the higher demand for broadband, increasing its bi-directional coverage and upgrading its network to 1 Ghz, apart from investing in the installation of equipment in the households of new customers.

Net cash used in financing activities

Net cash flows used in financing activities stood at Ps. 2,746 million for the year ended December 31, 2017, mainly due to the Ps. 1,040 million used for the full repayment of principal, interest payments for Ps. 804 million and Ps. 1,600 million used in dividends payments.

The decrease in loans from Ps. 7,857 million to Ps. 719 million is related to Notes issued on June 15, 2016 for U.S.$500 million, at a 6.5% interest rate per annum, due in 2021, which funds were mainly used to repay debt.

Capital Expenditures in Property, Plant and Equipment

The following table sets forth Cablevisión’s capital expenditures in property, plant and equipment (net of proceeds from sales) for the periods indicated.

	December 31,
	(in millions of pesos)
	2017	2016	2015
Net Capital Expenditures (1)	10,532	8,713	4,173

(1) Net of decrease of property, plant and equipment.  For more information, see note 13 to the Cablevisión 2017 Audited Financial Statements.

Beginning in 2015, Cablevisión increased significantly the amount of its net capital expenditures in order to improve the quality and increase the coverage of its cable and data transmission networks. This requires investments in new infrastructure, and modernizing and upgrading Cablevisión’s networks and IT backbones.

Net capital expenditures in property, plant and equipment in 2017 resulted in improvements in the quality of Cablevisión’s networks and increased capacity and coverage, which attracted additional customers. In 2017, Cablevisión’s net investment in property, plant and equipment amounted to Ps. 10,532 million, which represented 25.7% of its total revenues, a 20.9% increase compared to 2016.

In 2016, Cablevisión invested Ps. 8,713 million in net capital expenditures in property, plant and equipment, which represented 28.5% of its total revenues, compared to 20.7% of its total revenues in 2015.

Indebtedness

As of December 31, 2017, Cablevisión had total indebtedness, excluding accrued interest,  measurement of financial debt at present value and issuing expenses of loans, of Ps. 10,865 million (equivalent to U.S.$582.6 million using the exchange rate in force at December 31, 2017). The following table sets forth the maturity composition of Cablevisión’s short- and long-term debt as of December 31, 2017:

		Payments Due by December 31 of Each Year
		(in millions of dollars) (1)
	Total	2018	2019	2020	2021 and beyond
Short-term	47.9	47.9	—	—	—
Banks	2.8	2.8	—	—	—
Vendor Financing	44.9	44.9	—	—	—
Others	0.2	0.2	—	—	—
Long-term	534.7	—	23.7	8.8	502.2
Banks	7.7	—	3.4	2.3	2.0
Vendor Financing	27.1	—	20.3	6.5	0.3
6,500% Series A	500.0	—	—	—	500.0

Total debt	582.6	47.9	23.7	8.8	502.2

(1) For the convenience of the reader, amounts stated in U.S. Dollars for the year ended December 31, 2017 have been translated at a rate of P$ 18.65 per U.S.$1.00, which was the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2017.

100% of Cablevisión’s financial obligations are denominated in U.S. Dollars and all accrue interest at a fixed rate. As of December 31, 2017, Cablevisión’s consolidated bank and financial indebtedness consisted of:

•                  U.S.$500 million in 6.500% series A debt securities, due 2021. The Series A Notes accrue interest at a 6.500% fixed rate per annum, payable semiannually on June 15 and December 15 of each year, beginning on June 15, 2016;

•                  U.S.$72.0 million resulting from unsecured loans from suppliers for the financing of capital expenditures, accruing interest at an average rate of 6.49% per annum, payable in 36 months, with an average life of two years;

•                  U.S.$5.1 million under an unsecured loan agreement with ICBC Bank to finance capital expenditures, accruing interest at an average rate of 6.0% per annum, maturing in January 2022, and

•                  U.S.$5.3 million under an unsecured loan agreement with Banco Itaú to finance capital expenditures, accruing interest at an average rate of 5.0% per annum, maturing in February 2020.

Cablevisión is subject to a number of restrictive covenants under its indebtedness, including the following:

•                  limitations on its ability to incur new indebtedness above certain approved ratios;

•                  limitations on liens; and

•                  limitations on its ability to consolidate, merge with other entities.

In October 2017, Cablevisión solicited proxies from the beneficial owners of its 6.500% Senior Notes due June 15, 2021 (the “Senior Notes 2021”) to vote in favor of certain proposed amendments to the Senior Notes 2021 and the related indenture. The requisite consent thresholds were successfully met and a substantial amount of the restrictive covenants relating to the Senior Notes 2021 were removed.

Prior to the Merger Effective Date, Cablevisión was in compliance with all its covenants. As of January 1, 2018, TEO has assumed all of Cablevisión’s obligations under its Indebtedness. As of the date of this 6-K, TEO is in compliance with all of its covenants.

Derivatives and Hedging

Cablevisión was exposed through its operations to the following financial risks:

(i)                   Capital risk;

(ii)                Foreign exchange risk;

(iii)             Interest rate risk;

(iv)            Valuation risk;

(v)               Credit risk; and

(vi)            Liquidity risk.

All of Cablevisión’s financial obligations are denominated in U.S. Dollars as of December 31, 2017, while the majority of Cablevisión’s revenues are payable in Pesos.  Cablevisión is exposed to fluctuations in the exchange rate and, thus, it uses financial instruments, such as forward foreign exchange purchases, to hedge currency risk for a portion of the interest payments due on its consolidated U.S. Dollar-denominated debt. These types of contracts are limited in volume and tenor in Argentina and generally contemplate short periods not exceeding one (1) year, therefore Cablevisión has only hedged a portion of its existing consolidated debt denominated in U.S. Dollars.

For further discussion of Cablevisión’s financial risks and the relevant sensitivity analysis disclosure, see Note 35 to the Cablevisión 2017 Audited Financial Statements.

Off-balance Sheet Arrangements

Prior to the Merger Effective Date, as of December 31, 2017, Cablevisión did not have any off-balance sheet arrangements.

CABLEVISIÓN

Overview

Prior to the Merger Effective Date, Cablevisión was an Argentine sociedad anónima (corporation) organized and operating under the laws of Argentina.  Cablevisión was the largest operator of cable television services and data cable transmission systems in Argentina and one of the largest providers of cable services in Latin America in terms of subscribers. Cablevisión was engaged in the installation, operation and development of cable television and data cable transmission services.  Cablevisión was the largest MSO in Argentina and Latin America in terms of subscribers. An MSO is a company that owns multiple cable systems in different locations under the control and management of a single, common organization.

Cablevisión

Cablevisión operated in some of the most populated regions of Argentina and Uruguay, including the City of Buenos Aires and the provinces of Buenos Aires, Santa Fe, Entre Ríos, Córdoba, Corrientes, Formosa, Misiones, Salta, Chaco, Neuquén and Río Negro, among others. See “Business Description—Cablevisión’s Networks and Operating Region.”

As of December 31, 2017, Cablevisión had 3.92 million “clientes únicos” or active customer relationships, of which 60% received broadband services, 89% received cable services and 49% received both services. As of December 31, 2017, Cablevisión also had 498,000 mobile post-paid customers. Between 2013 and 2017 Cablevisión’s customer base grew by 4%, while ARPU (in Pesos) increased by 243% during the same period.  Cablevisión operates under the brands Cablevisión, Fibertel, FiberCorp and Nextel.

We believe that, as of the Merger Effective Date, Cablevisión’s cable networks were the most technologically advanced in Argentina and Uruguay. As of December 31, 2017, Cablevisión’s networks passed through approximately 7.9 million homes in Argentina and Uruguay (homes are considered passed through if Cablevisión can connect them to its distribution system without further extending the transmission lines).  Cablevisión delivered a two-way bandwidth capacity of more than 750 MHz to approximately 80% of the homes passed through by its networks, reaching approximately 6.3 million homes.  Through these networks, Cablevisión offered not only cable services and broadband services but also additional revenue-generating services and products, such as premium services and pay-per-view, as well as high-speed data transmission and Internet access using two-way high-speed cable modems. As of December 31, 2017, Cablevisión served more than 38% of the Argentine pay television market and more than 32% of the Argentine Internet broadband market, in each case in terms of the number of subscribers.

The following map sets forth Cablevisión’s network infrastructure and main coverage areas prior to the Merger Effective Date.

(1)   Green circles represent  the sky digital headends in airspace, blue circles represent main digital headends, red circles represent secondary digital headends and red lines represent fiber optic back bones.

Certain Acquisitions

On September 11, 2015, Cablevisión acquired 49% of the outstanding capital of Nextel Communications Argentina S.R.L. (“Nextel”).  On January 27, 2016, Cablevisión both directly and indirectly through some of its subsidiaries, completed the acquisition of the remaining 51% outstanding capital of Nextel.

On March 3, 2016, the Argentine National Communications Agency (“Enacom”) approved Cablevisión’s acquisition of a 100% stake in Nextel.  On April 12, 2017, the CNDC approved Cablevisión’s acquisition of Nextel.

Cablevisión acquired Nextel to further its strategy of entering into the Argentine mobile market and expanding its mobile services.  By combining its fiber optic network with Nextel’s network, Cablevisión can offer its customers fourth generation (4G) access, among other innovative mobile services. See “Operating and Financial Review—Factors Affecting Cablevisión’s Results of Operations—Acquisition and Internal Growth.”

On March 6, 2017, Enacom approved Nextel’s refarming project and authorized Nextel to exploit the required frequencies to provide advanced mobile communication services (“SCMA”). On April 12, 2017, Nextel and Enacom entered into an agreement (the “Enacom Agreement”) setting forth the terms and conditions under which Nextel will provide SCMA. Pursuant to the Enacom Agreement prior to providing SCMA, Nextel has to comply with certain obligations, that are currently being fulfilled by Nextel.

In June 2016, Cablevisión acquired Trixco S.A. (“Trixco”), a title holder of radio electric space in the 900 MHz frequency range. In addition, Nextel purchased Skyonline Argentina S.A. (“Skyonline”), Netizen S.A.

(“Netizen”), Infotel S.A. (“Infotel”) and Callbi S.A. (“Callbi”), which provide wireless telecommunication and radioelectric services in the 2.5 Ghz range.

Cablevisión completed all the steps required to absorb Nextel, Trixco, Skyonline, Netizen, Infotel and Callbi and filed the merger with the CNV for regulatory approval on September 18, 2017.

History

Cablevisión was a sociedad anónima organized under the laws of Argentina. Cablevisión was incorporated on April 5, 1979, for a term of 99 years (the maximum term permitted by Argentine corporate law upon formation) and its by-laws were registered with the IGJ on August 29, 1979 under No. 2,719, Book 93, Volume “A” of corporations. Under Argentine law, Cablevisión’s shareholders are entitled to extend this term before its termination.

For more information about the history of Cablevisión’s company please see “Regulatory Framework and Description of the Argentine Cable and Broadband Industries—History and Development of the Argentine Cable and Broadband Market.”

Cablevisión’s Corporate Structure

Prior to the Merger Effective Date, Cablevisión was a corporation (sociedad anónima) organized and operating under the laws of Argentina.  Its principal executive office and registered domicile was located at General Hornos 690, Buenos Aires (1272), Argentina, and its telephone number was (5411) 5530-4589.

The chart set forth below shows Cablevisión’s general consolidated corporate structure prior to the Merger Effective Date:

Cablevisión’s Networks and Operating Regions

As of the Merger Effective Date Cablevisión’s principal activity was the operation of cable networks in the Buenos Aires Metropolitan Area, which includes the City of Buenos Aires and surrounding areas and which, together with the city of La Plata, form the “AMBA Region”. Cablevisión also operated in other cities within the provinces of Buenos Aires, Santa Fe, Entre Ríos, Córdoba, Corrientes, Formosa, Misiones, Salta, Chaco, Neuquén and Río Negro. As of December 31, 2017, Cablevisión served approximately 3.5 million cable television customers and 2.3 million broadband customers, which were organized into four operational regions: the AMBA Region, the Province of Buenos Aires and Patagonia Region, the Central Region and the Litoral Region. As of December 31, 2017, Cablevisión’s network passed through approximately 7.9 million homes and extended to over approximately 51,100 kilometers, and its interurban fiber optic network passed through  approximately 10,000 kilometers.

The following table shows data in respect of Cablevisión’s active customer relationships as of December 31, 2017 (excluding Nextel) and is based on information published by third parties and our internally generated market information:

	Total	AMBA	Province of Buenos Aires and Patagonia	Center	Litoral	Uruguay
Active Customer Relationships (1)	3,918	1,736	953	538	548	143
Cable Customers (2)	89%	87%	90%	89%	93%	100%
Broadband Customers (2)	60%	71%	55%	56%	50%	N/A

(1)   Figures in thousands.

(2)   Customers as a percentage of total active customer relationships.

As of December 31, 2017, Cablevisión’s cable network passed through approximately 7.9 million homes. Cablevisión can deliver a two-way network with a bandwidth capacity of more than 750 MHz to approximately 80% of the homes passed through its cable network and, in the AMBA Region, this percentage increases to 86% of the homes passed through its cable network. Through these networks, Cablevisión offers additional revenue-generating services and products, such as premium services and pay-per-view, as well as high-speed data transmission and Internet access using two-way high-speed cable modems.

The AMBA Region includes cable systems deployed in the City of Buenos Aires and its surrounding metropolitan area. It is the region with the highest purchasing power in Argentina and is also the most densely populated. There are approximately 12.8 million inhabitants in the AMBA Region, representing approximately 33% of the total population of Argentina, according to the last census published by the INDEC.

Cablevisión’s Province of Buenos Aires and Patagonia Region consists of five sub-regions: La Plata, Neuquén, Lincoln, Bahía Blanca and Mar del Plata, including 100 municipalities.

Cablevisión’s Central Region includes cable systems located in the provinces of Córdoba, La Pampa and Salta, including the cities of Córdoba, Río Cuarto, Villa Maria, Santa Rosa, Salta and San Francisco.

Cablevisión’s Litoral Region includes cable systems located in the Northeast region of Argentina, including the cities of Rosario and Santa Fe, in the province of Santa Fe; Paraná, in the province of Entre Ríos; Posadas, in the province of Misiones; Resistencia, in the province of Chaco, the city of Corrientes and other cities in the Province of Corrientes and the city of Formosa in the Province of Formosa.

Network Architecture

Cablevisión’s network’s trunk or backbone portion in the AMBA Region consists entirely of fiber optic cable.  Cablevisión built a fiber optic cable ring around the City of Buenos Aires that provides network redundancy (which is a method for ensuring network availability in the event of a network device or path failure resulting in unavailability) and improves network reliability.  Cablevisión has deployed a similar fiber optic network architecture in Córdoba and Salta, in the Central Region, and in the cities of Santa Fe, Paraná and Rosario in the Litoral Region.

Cable television and data signals are transmitted from the main headend—the control center of the cable system, where incoming signals are amplified, converted, processed and combined for transmission to the customer—to the hubs that provide services to specific areas. Each hub concentrates and transmits the cable television and data signals it receives via fiber optic cable to optical nodes. At each node the signals are converted from optic to electric codes and are then re-transmitted via coaxial cable to a distribution node. From there, the signal is transmitted to the subscriber’s domicile along a coaxial or “drop” cable.

Cablevisión’s cable networks outside of the areas described above are built with coaxial cable architecture.  Cablevisión intends to continue extending the fiber optic cable and other technological improvements that currently exist in the AMBA Region and the main cities of the other three regions, such as hybrid fiber coaxil technology, to other operational cities within such regions as part of its long-term plan to expand and improve its network capacity.

Main Products

As of the Merger Effective Date Cablevisión offered its cable and broadband customers a diverse range of products, including:

•                  Cablevisión Clásico: Cablevisión’s basic, analog cable television product;

•                  Cablevisión Digital: In addition to the basic grid included in Cablevisión Clásico, this option, which Cablevisión provides through a digital decoder, gives cable subscribers access to radio and music channels, among others, and certain premium channels;

•                  Cablevisión HD: In addition to the options offered through Cablevisión Digital, subscribers to this product are provided a high definition decoder that grants them access to over 50 high definition channels;

•                  Cablevisión On Demand: Where available, this product allows subscribers to access Cablevisión’s “On Demand” service that includes a variety of content including: (i) SVOD (where the subscriber is charged a monthly fee in order to access unlimited programmes), (ii) TVOD (where the subscriber is charged a fee based on the content it watches) and (iii) FVOD (free on demand services to the subscriber which generally include basic cable signals);

•                  Broadband Products: Subscribers gain access to Cablevisión’s high-speed broadband services;

•                  Fibertel Zone: Users gain to access a Wi-Fi network free of cost outside their homes;

•                  Cablevisión Flow: Cablevisión launched Cablevisión Flow (“Over-The-Top” services) on November 8, 2016. This product will enable its subscribers to view TV content on multiple types of devices such as smartphones, tablets and smart-TVs. Over time, Cablevisión Flow will replace Cablevisión Play; and

•                  Fibercorp Products: Fibercorp is Fibertel’s corporate business unit. Fibercop provides telecommunication services to large, medium and small size companies through a wide communications network for the transfer of data, video and oral information, that enables it to provide internet access, infrastructure with dynamic connections, symmetric access and IP video security, among other products.

Programming and Other Cable Television Services

Cablevisión invested significant resources to offer a wide variety of programming options in order to appeal to potential new subscribers and meet their needs. Cablevisión’s revenues derived primarily from monthly subscription fees for basic cable service and high-speed Internet access. To a lesser extent, Cablevisión’s revenues also derived from connection fees and advertising and from fees for premium and pay-per-view programming services, digital packages, DVR, HD packages, video-on-demand services (VOD) and magazine distribution.

Cablevisión purchased basic and premium programming from more than 50 signal providers, including, among others, ESPN SUR S.A., Imagen Digital S.A., HBO Latin America Group (“HBO”), Fox Latin America Channel S.R.L., LAPTV, Tele Red Imagen Sociedad Anónima (“TRISA”), Pramer, Discovery Latin America (“Discovery”), as well as all broadcast television channels of Buenos Aires. The programming arrangements have an average duration of 24 to 36 months, and are primarily denominated in Pesos. The fees paid to signal providers under these arrangements are linked to the growth of Cablevisión’s subscriber base and the fees it charges to its customers.

Premium Services

Cablevisión’s customers are given the option to acquire premium additional packages not included in the basic package by paying an additional fee. These packages and services include channels in addition to those included in the basic package, provide exclusive content, and divide such content by movie genres, adult programmes and sports, or a combination of these categories. The monthly fees charged for premium services vary depending on the package subscribed to by the customer and the geographic and operational region in which Cablevisión offered such service. Premium subscribers received a free digital box that enables them to access this service and gives them the option to choose pay-per-view programmes.

Basic Digital Service

Cablevisión offered the digital service in the AMBA Region and in the most important cities of Argentina in terms of size and wealth (such as Córdoba, Rosario, Santa Fe, among others). This service gives subscribers the option to increase the number of channels offered and includes an onscreen programming guide.

Cablevisión offered a package called the “Basic Digital Pack.” Through this package, Cablevisión’s customers received the following channels, among others: Al Jazeera, Allegro, America Sports, Antena 3, Arirang, Baby TV, BBC, Bloomberg, CNN International, Deutsche Welle, Discovery Civilization, Discovery Science, Discovery Turbo, DX TV, ESPN 3, ESPN Extra, Eurochannel, Euronews, Fox News, Fox Sports 2, Fox Sports 3, France 24, Glitz, History 2, HTV, Maschic, MTV Hits, Much Music, Mundo Fox, Natgeo Wild, NBA TV, Nick Jr., Paramount, Solo Tango, Sun Channel, SyFy, The Golf Channel, Tooncast, TV Chile, TV Galicia, TV 5, VH1, VH1 Megahits, WOBI TV. They also received more than 50 additional audio channels, which gave Cablevisión’s customers access to radio signals such as Radio Mitre, Radio Rivadavia, Radio Disney, FM 100, as well as to opera, rock, tango and salsa music, among other options.

HD Services

Cablevisión offered high definition versions of the Cablevisión Basic HD and its Premium HD Packages, such as Cablevisión Max HD, in locations where the required technology to broadcast this format has been deployed. This programming package included a large variety of genres such as sports, movies, series, documentaries and music, with high resolution and better image quality. Moreover, this offer also included open air channels under an HD format such as Canal 9, El Trece, Telefé and TV Pública, together with other channels such as Fox Sports, Cinecanal, MTV, Disney, BBC, Discovery, Sony and Space.

Through Cablevisión’s HD platform, Cablevisión broadcasted events using 3D technology for subscribers of the Premium HD service programme that have the necessary equipment for this type of technology. In addition, since 2012, Cablevisión offered its HD customers a new VOD service that enabled them to purchase programmes or packages offered through an onscreen programming guide, with access to certain free services. The VOD programming services enabled Cablevisión to offer its customers interactive audiovisual content without time constraints. Such VOD programming included channels such as Wobi TV, HBO, Discovery and ARTEAR.

Internet Access, Corporate Products and Interactive Services

Cablevisión offered high-speed cable modem access to the Internet through its network under the Fibertel brand since September 1997. Cablevisión’s Internet connectivity products are specially tailored for the needs of each residential or corporate user, and include specific solutions such as virtual private network services, traditional Internet protocol (“IP”) links and corporate products that offer additional services. Since 1997, Cablevisión has consistently upgraded its network in order to increase the speed of its products. As of December 31, 2017, Cablevisión’s customers had an average access to networks of 17 megabytes.

In 2010, with the purpose of enhancing the development and innovation of corporate products, Cablevisión created FiberCorp, which is a corporate business unit within Fibertel that provides telecommunication solutions to large, medium and small-size companies. FiberCorp had a wide communications network for the transportation of data, sound and video, which enables it to provide internet access, dynamic connections, symmetric access and IP video vigilance, among other services.

Cablevisión also provided high-speed Internet services in the AMBA Region, Córdoba, Rosario, Campana, Río Cuarto, Posadas, Salta, Olavarría, Pergamino, Mar del Plata, Bahía Blanca, Santa Fe, among other cities in Argentina.

Additionally, Cablevisión also offered international IP access through well-known global backbone providers.

Mobile Services

Cablevisión offered mobile services through its subsidiary Nextel to existing customers by means of its Integrated Digital Enhanced Network which enables it to offer “push to talk” technology to such mobile services customers.

Over The Top Services

In order to provide customers the best experience while still providing the best access to its content, in November 2016 Cablevisión launched a new online content programme known as “Flow” that enables the Company to distribute its signals in a new way. Through the “Flow” program, Cablevisión distributed its contents through an IP structure coupled with digital television quadrature amplitude modulation, which included adequate security measures. “Flow” enabled Cablevisión’s clients to use new modern functions such as lineal streaming, reverse electronic programme guide, the possibility to “start over” a program, access to “video on demand” contents and “cloud DVR” (which permits subscribers to save content in the providers database instead of in the subscribers digital recorder). These new functions were provided through a new subscribers interface coupled with new search systems and advanced recommendations tailored to each subscriber, and could be accessed through different devices (such as tablets, smartphones, smart TVs, among others).

Sales, Marketing and Customer Service

Cablevisión’s marketing strategy focused on subscribers that receive only one of its main services to cross sell its cable and broadband services packages, to offer innovative services to its existing customers, and to upgrade existing broadband customers to higher speeds. An increase in the number of subscribers who received both of Cablevisión’s cable and broadband services together with an increase in the numbers of services provided to its existing subscribers is expected to result in an increased ARPU.

Advertising and Marketing

Cablevisión relied on various marketing tools, including promotions, customer service centers, communication of company news, and dissemination of institutional and programming information through its websites.  Cablevisión advertised in graphic media and on its own broadcast advertising spaces. In addition, Cablevisión published a monthly magazine called “Miradas,” which was sold to a portion of its subscriber base.

Cablevisión’s marketing activities included:

•                  advertising on television, radio, newspapers, billboards on the streets and local programming channels offered to customers;

•                  personal visits to current and potential customers;

•                  telemarketing directed to potential and former customers, as well as current customers who have not subscribed to any premium services;

•                  mailing information and special promotional material to current and potential customers; and

•                  special events for Cablevisión’s customers, some of which are sponsored jointly with programming providers.

Customer Service

Cablevisión’s customer service was provided through a unified center (the “Contact Center”) available 24 hours a day and 365 days a year.  Cablevisión’s customers could contact the Contact Center by phone, e-mail and chat through its website, as well as through social media such as Twitter and Facebook. Accessibility through social media is particularly important in Latin American countries and especially in Argentina, which shows a high degree of social media penetration.

Cablevisión obtained the Customer Operations Performance Center, or (“COPC”), certificate for its Contact Center. COPC promotes improvements in the way customer requests are handled and addressed, and is awarded based on the quality of customer service practices as well as customer satisfaction. One of the main achievements the Contact Center was the recertification of the COPC VMO 5.2 during 2016. The quality certification was also extended to the procedures used in connection with the new social network channel as well as with corporate clients.

Cablevisión’s customer satisfaction indexes have been maintained above its goal of 85%, based on top two box methods, confirming the excellence of the services provided. Cablevisión believes that its attention to customer service differentiates it from its competitors and is rewarded with customer loyalty.

Billing and Subscriber Management

Cablevisión’s standard billing practice was to distribute invoices to its subscribers together with the monthly programming guide. Accordingly, almost all subscribers were invoiced in advance for their monthly cable television service.  Cablevisión also invoiced most of its high-speed cable modem Internet access subscribers in advance.

A majority of Argentine cable television and broadband subscribers paid their monthly invoices by automatic credit card or bank account debits. Cablevisión’s subscribers could also pay their invoices in person, personally at local banks or through external collection agents. Cablevisión paid a commission to collection agents.

Cablevisión sought to enforce a strict disconnection policy, consisting in the disconnection of cable television services after a three-month period of non-payment and delivery of a notice of disconnection. With respect to broadband services, Cablevisión disconnected its services after a two-month period of non-payment and delivery of a corresponding notice of disconnection.

Management of Churn

Churn refers to the termination of a customer’s account. The churn rate is determined by calculating the total number of disconnected customers over a given period as a percentage of the initial number of relevant customers for the same period.

Cablevisión’s cable customer churn rate in 2017, was 14.6%, compared to 13.8% in 2016, 12.6% in 2015, 13.6% in 2014, and 12.7% in 2013.

Cablevisión’s broadband customer churn rate in 2017, was 17.1%, compared to 16.2% in 2016, 15.6% in 2015, 16.3% in 2014, and 15.2% in 2013.

To reduce losses associated with churn, Cablevisión seeks to enforce a strict disconnection policy.

Competition

With respect to cable television transmission, Cablevisión faced competition from other cable television operators and providers of other television services, including direct broadcasting, satellite and wireless transmission services. As a result of the non-exclusive nature of Cablevisión’s licenses, its cable systems frequently have been overbuilt by one or more competing cable networks; in addition to the satellite television service that is also available. Free broadcasting services are currently available in Argentina. In the AMBA Region, these services primarily include four privately-owned channels and their local affiliates, and one state-owned national public television network. In addition, the Argentine government has distributed digital boxes to certain sectors of the population that provide free access to certain channels in connection with the Argentine Terrestrial Digital Television System.

While the Argentine paid television industry is highly fragmented and comprises over 700 operators, Cablevisión’s largest competitors were Telecentro S.A., which is focused in the AMBA Region, and Directv Argentina S.A. (“DirecTV”) (satellite television), present throughout the entire country. Cablevisión also considered Over-The-Top internet video system providers such as Netflix, Arnet play and On Video as competitors.

Among paid television systems, competition is driven primarily by:

•                  price;

•                  programming services offered;

•                  customer satisfaction; and

•                  quality of the system.

The Argentine high-speed Internet access industry is characterized by the presence of large competitors, América Móvil and Telefónica. These companies also provide 4G services through their respective brands, Claro and Movistar.

Cablevisión therefore faced substantial competition from various players active in the Argentine cable television and data cable transmission industry, which continues to grow. See “Item 3. Risk Factors— Risks Relating to the Cablevisión Business Industry—Following the Merger and the integration of Cablevisión business and operations, we face substantial and increasing competition in the Argentine cable television and data cable transmission industry (the “Cablevisión Business”)” in the TEO 2017 20-F.

Labor

The following table sets forth the number of part-time and full-time employees as of the periods indicated:

	2015	2016	2017
Type of Employment
Part-time	312	304	460
Full-time	9,888	11,141	11,158
Total	10,200	11,445	11,618

The following table sets forth a breakdown of Cablevisión’s employees by main category of activity as of the periods indicated.

	As of December 31,
	2015	2016	2017
Employees by Activity
Operational	66%	65%	61%
Centralized services	14%	15%	15%
Commercial	10%	10%	11%
Administrative	10%	11%	13%

As of December 31, 2017, approximately 71.0% of Cablevisión’s employees were unionized. Cablevisión believes that its relationship with these unions are stable as of the December 31, 2017, however, any tensions with the unions in the future may result in strikes or litigation.

	As of December 31,
	2015	2016	2017
Unionized	75.9%	71.8%	71.0%
Non-Unionized	24.2%	28.2%	29.0%
Total	10,200	11,445	11,618

Legal and Administrative Proceedings

In the ordinary course of business, Cablevisión and its subsidiaries were involved in a number of legal, fiscal and administrative proceedings.  Cablevisión evaluated the merit of each claim and assessed the likely outcome. The factors taken into account for the calculation of the provisions for lawsuits and contingencies were based on the present value of the estimated costs arising from the lawsuits brought against Cablevisión. In estimating its obligations, Cablevisión took into consideration the opinion of its legal advisors. Due to the uncertain nature of these issues, these estimates change as additional information becomes available and could result in material changes to the financial statements in subsequent periods. As of December 31, 2017, the total amount of loss contingencies related to legal procedures recorded for Cablevisión in accordance with IFRS was Ps. 855.5 million. For more information, see Note 29 to Cablevisión’s Audited Financial Statements.

Real Property

As of December 31, 2017, Cablevisión owned real estate properties, including its corporate headquarters located in Barracas, in the City of Buenos Aires, and its operations center in Munro, in the Province of Buenos Aires.

REGULATORY FRAMEWORK AND DESCRIPTION OF THE ARGENTINE CABLE AND BROADBAND INDUSTRIES

General

As of December 31, 2016, the national census estimated that Argentina had a total population of approximately 40.3 million, with an estimated 13.3 million households. Argentina is the largest and most developed cable television and data cable transmission market in Latin America. As of December 31, 2017, it had penetration of paid television services of around 69.1%, while broadband internet penetration reached 54.4%. As of December 31, 2017, according to Dataxis,cable systems serve nearly 67% of Argentine pay television subscribers, while approximately 33% of Argentine pay subscribers are served by MMDS, multi-channel multi-point distribution systems, ultra-high frequency spectrums and DTH, direct-to-home satellite.

Cable Systems

A cable system can be defined as a broadband network employing radio frequency transmission that utilizes coaxial and/or fiber optic cables as a means to transmit multiple channels carrying image, sound and data information between a central facility and individual subscribers. A cable system consists of three major parts:

•                  A headend, which is a collection of hardware that typically includes one or more satellite dishes, satellite receivers, modulators, amplifiers and videocassette playback machines. The headend amplifies, processes and feeds the signals that are sent via the distribution network.

•                  A distribution network, which consists of fiber optic trunk lines, coaxial network cables, network amplifiers and passive wires related to subscribers. These carry the signals from the headend towards the areas where subscribers and potential subscribers are located. Lastly, there is the “domestic installation,” where the rush cable connects the network signal deriver with the subscriber’s television receiver or cable modem.

•                  The home terminal, which allows an individual subscriber to receive the cable signal (whether television or cable modem).

The evolution of fiber optic technology in the last few years has increased the use of this technology as part of the trunk network or backbone of cable television networks. Fiber optics have a number of advantages over coaxial cable, including the following:

•                  greater capacity;

•                  resistance to electrical interference;

•                  greater reliability; and

•                  cost reduction due to the elimination of amplifying equipment.

Fiber optic systems require less maintenance which, in turn, results in lower operational costs.  Most fiber optic networks are constructed with a bandwidth capacity of up to 1 GHz.  Such networks can generally transmit up to 110 analogical and over 500 digital channels.  Additionally, these systems may transmit improved cable television services by means of analogical or digital decoders and provide access to broadband Internet through two-way, high-speed cable modems.  Video digital decoders allow subscribers to communicate with a computer at a central headend so that the system may respond directly to each subscriber’s programming requirements.  The current digital decoder technology allows the cable operator to improve capacity, lower capacity or disconnect the connection of each subscriber.  It also allows the operator to offer “pay-per-view” services and video on demand (in the case of digital decoders).

MMDS (“Multipoint Distribution Service”)

MMDS, often referred to as wireless cable, is a pay television distribution technology based on a microwave transmission system that operates from a headend, consisting of a satellite receiver or other subsystem used for the reception and retransmission of signals.  Programming is then emitted by microwave transmitters from an antenna located on a tower or on top of a building to a small receiving antenna located at a subscriber’s premises, where the encoded microwave signals are decoded.  Although establishing an MMDS network is less capital intensive than constructing a cable television network, Cablevisión believes that cable television has competitive advantages over MMDS:

•                  MMDS transmissions cannot be received in “shadowed” areas where microwave transmission is blocked by terrain, buildings or other physical objects.  In some cases, however, signal blockages may be overcome through the use of low-power signal repeaters that retransmit an otherwise blocked signal over a limited area;

•                  MMDS has limited channel capacity, lower reliability and lower quality of signal; and

•                  generally, the installation of an MMDS client requires more sophisticated manpower and more expensive equipment than that required for a traditional cable television installation without a decoder.

As of the date of this 6-K, there are approximately 6 MMDS operators serving approximately 94,000 subscribers in Argentina.

DTH (“Direct to Home”)

DTH systems (also known as Direct Broadcasting Systems) systems use high power satellites to deliver signals to antennae located in homes, hotels and apartment buildings.  In comparison to MMDS signals that are locally transmitted, a DTH satellite footprint can cover large land areas.  High frequency Ku-Band DTH technology permits the use of a smaller satellite receiver dish of 60 centimeters, offers more channels and better picture quality than C-Band DTH technology.  DTH service in Argentina is regulated by the Media Law.

According to Dataxis,at present, only two companies, Red Intercable Satelital S.A. (“INTV”) and DirecTV, provide DTH services in Argentina.  DirecTV has increased its subscribers base in Argentina from approximately 636,000 in 2007 to 2.9 million subscribers as of December 31, 2017.

DTH service may continue to grow in Argentina, especially in rural areas, as no cable networks are available.  Although Cablevisión believes that cable television has advantages over DTH, as cable television does not require its subscriber to bear the upfront cost of purchasing a dish and related hardware necessary for DTH, Cablevisión cannot assure you that DTH will not increase its market share in Argentina’s pay television market.

OTA (“Over-the-Air”) and UHF (“Ultra High Frequency”)

There are five radio transmission stations in Argentina, all of which are located in Buenos Aires.  Due to the limited reach of air frequencies, the radio transmission stations compete with cable television providers mainly in the AMBA Region.

UHF systems broadcast programming across airwaves with codified frequencies to subscribers who have obtained a signal decoder.  Due to the limited reach of UHF frequencies available for broadcasting, UHF systems offer very few signals.

History and Development of the Argentine Cable and Broadband Market

Cable television in Argentina originated in the 1960s when community antenna systems were built to retransmit television service, from Buenos Aires to the country’s interior.  The Argentine government, acting through COMFER, granted non-exclusive licenses to provide cable service which resulted in the development of a highly fragmented industry with over 1,500 operators.  The non-exclusive licensing system has also resulted in overlapping cable service areas, particularly in large markets such as the City of Buenos Aires, the metropolitan Buenos Aires area and the province of Buenos Aires.

Beginning in 1993, in an effort to gain market share in the AMBA Region, the then-existing MSOs began to compete aggressively for subscribers, offering incentives that included lower basic service rates, free activation and nine months of free basic service, leading both to increased subscriptions and high subscriber termination rates as subscribers switched from one operator to another.  Around the same time, the Argentine cable industry entered into a consolidation phase, which significantly reduced the number of cable operators.  During this period, Cablevisión and Multicanal made various acquisitions, including the acquisition in 1997 of 100% of the shares of the VCC Group, the second largest MSO at the time.

Since 1998, notwithstanding the fact Cablevisión has focused its strategy on internal growth.  Cablevisión has also carried out several acquisitions and corporate reorganizations, the most significant of which were its acquisitions of Multicanal and Teledigital in September 2006 and Nextel in January 2016.  For more information, see “Discussion and Analysis of Financial Condition and Results of Operations—Certain Events Affecting Comparability of Cablevisión’s Operating Results—Acquisition of Nextel.”

As of December 31, 2017, approximately 7.1 million users subscribed to broadband Internet access services in Argentina.  Cablevisión’s Fibertel brand accounted for 29% of the market, measured in terms of number of subscribers.  Speedy, of Grupo Telefónica, had a market share of 27%.  The remaining 18% was scattered among over 26 other broadband providers countrywide.

Cablevisión’s Fibertel brand not only competes directly with other broadband Internet service providers, but also with ADSL technologies.  Telefónica de Argentina S.A. offers its ADSL services through third-party providers that market their products jointly with Argentina’s telephone companies, thereby increasing their distribution, communications and sales channels.  Additionally, though in lower numbers, wireless technologies have captured a portion of the demand for Internet access.

Cablevisión’s Fibertel brand concentrates its subscriber base in the AMBA Region, where approximately 62% of its subscribers are located and where it holds a market share of approximately 44% as of December 31, 2015.

Regulatory Overview

The regulatory framework applicable to the services Cablevisión provides in Argentina has recently undergone certain changes.  The telecommunications services Cablevisión provides are principally regulated by Law No. 27,078 (the “Digital Argentina Law”) and the National Emergency Decree No. 267 and are subject to the supervision and control of Enacom, an autarchic and decentralized entity under the jurisdiction of the Argentine Ministry of Modernization.  Although Law No. 22,285 (the “Broadcasting Law”) has been repealed by the Digital Argentina Law and Decree 267, the Broadcasting law is still relevant to the extent that Cablevisión has been granted licenses that remain valid under such law.

The Broadcasting Law

Cablevisión is currently the holder of licenses for the provision of subscription cable television services by physical and radio electric link that were originally granted pursuant to the Broadcasting Law.  Under the Broadcasting Law, any company that intended to provide cable television services in Argentina was previously required to obtain a non-exclusive license issued by COMFER, the enforcement authority established by the Broadcasting law.  Such companies were also required to obtain certain authorizations, including authorization by municipal agencies for some services.

The issuance of a license under the Broadcasting Law enables its owner to provide subscription cable television services within a specific area that may be extended through an extension request.

Moreover, the Broadcasting Law provided for a multiple license regime that did not limit the provision of subscription cable television services in different areas.

Under the Broadcasting Law, licenses were granted for an initial period of 15 years and contemplated the possibility of a one-time extension for an additional period of 10 years, subject to COMFER’s approval.

On May 24, 2005, Decree No. 527/05 suspended the terms of broadcasting licenses and their extensions for 10 years, which were automatically resumed upon expiration of the suspension term, subject to certain conditions.  Companies seeking to benefit from the extension were required to submit proposals for COMFER’s approval.

The Media Law

The Media Law was enacted on October 10, 2009, and become effective on October 19, 2009.

The Media Law provided for the replacement of former COMFER with the AFSCA, a decentralized and autarchic agency under the jurisdiction of the Executive Branch, and the enforcement authority under the Media Law.

The Media Law provided, among other things:

•                  a new scheme for granting and reviewing licenses over which the National Executive Branch had broad discretion;

•                  a 10-year limitation on the terms of the licenses, which contemplated a one-time non-renewable extension;

•                  authorizations and licenses became non-transferrable;

•                  new regulatory framework for signals, production companies and advertising agencies, including registration requirements;

•                  A multiple license scheme that (i) restricted to a maximum of 10 the number of audiovisual communication service licenses, plus a single broadcasting signal for radio, broadcast TV and subscription cable television services that used the radio spectrum; (ii) restricted the licensing of subscription broadcasting services rendered through a physical link (cable), limiting the number of licenses to a maximum of 24; (iii) set forth further restrictions regarding the provision of these services, which could not be provided to more than 35% of all inhabitants or subscribers nationwide; (iv) prohibited the simultaneous exploitation of a broadcast TV signal and a cable television signal in the same area; and (v) established that broadcast TV networks could only own one cable television signal.  TV networks could only own the so-called “local channel,” which was mandatory for every license; and

•                  Mandatory quotas for certain types of content.

The Media Law also retroactively required holders of current broadcasting licenses that were acquired rights under the Broadcasting Law to conform to the Media Law within the term of one year.

Grupo Clarín and its main subsidiaries, including Cablevisión, initiated legal proceedings that resulted in the suspension of Section 161 of the Media Law with respect to Grupo Clarín, Cablevisión and other subsidiaries, until a final decision was rendered with regards to the constitutionality of such disputed sections.  On October 29, 2013, the Supreme Court of Argentina dismissed the claim, thus confirming the constitutionality of the challenged sections.

Digital Argentina Law

In December 2014, the Argentine Congress passed the Digital Argentina Law, partially repealing Law No. 19,798 (the National Telecommunications Law).  The Digital Argentina Law conditions the effectiveness of Decree No. 764/00, which deregulated the telecommunications market, to the enactment of four new sets of rules that will govern the License, Interconnection, Universal Service and Radio-electric Spectrum regimes.

The Digital Argentina Law establishes a single country-wide license scheme and the individual registration of the services to be rendered, renaming former telecommunication services as Information and Communications Technology Services (“TIC Services”).  The Digital Argentina Law does not, however, alter, the scope of the licenses originally granted to Cablevisión and its subsidiaries.

The Digital Argentina Law contemplates a license called “Licencia Única Argentina Digital,” which allows licensees to render any telecommunication services to the public, whether fixed or mobile, wired or wireless, national or international.  Cablevisión and its subsidiaries were authorized by Secom to render the following services: data transmission, paging, videoconference, community retransmission, transport of broadcast signals, value-added, radio-electric trunking, internet access, public telephony, local telephony and national and international long-distance telephony.

Pursuant to the Digital Argentina Law, a new enforcement authority was created under the jurisdiction of the Executive Branch: the Information and Communications Technology Federal Enforcement Authority (“AFTIC”).

As of the date of this 6-K, the regulation of the Digital Argentina Law is still pending, thus the economic and operational effects that these regulations might have on Cablevisión’s operations remain uncertain.

Decree No. 267

The National Communications Agency, or Enacom, a decentralized and autarchic agency under the jurisdiction of the Ministry of Communications, was created by Decree No. 267/15 as the enforcement authority under the Media Law and the Digital Argentina Law.  Enacom has the same powers as those of AFSCA and AFTIC under the Media Law and the AFTIC under the Media Law and the Digital Argentina Law.

Decree 267 repealed Section 161 of the Media Law, which established conditions for ownership and limited the number of licenses, and amended Section 45 of the Media Law.

Under the new regulatory framework, the licenses granted to us and our subsidiaries under the Broadcasting Law and the Media Law are now called “Registrations” for the exploitation of physical link and radio-electric link subscription cable television services of a Licencia Única Argentina Digital.

The only license Cablevisión holds which could be considered to be subject to the Media Law is the registered title of the signal METRO, since this signal is broadcasted through other services and therefore has a registration number issued by Enacom that must be renewed on an annual basis.

Among other provisions Decree 267 eliminates:

•                  The inability to offer in the same location broadcast television services and subscription cable television services.  Subscription cable television services exploited through a physical link or radio-electric link are considered to be TIC services and are subject to the Digital Argentina Law;

•                  The limit of 10 licenses for radio-electric link subscription cable television services and 24 licenses for physical link subscription cable television services, which as from January 4, 2016, are considered to be TIC services;

•                  The 35% of all subscribers limit;

•                  The applicability of Section 45 of the Media Law and the multiple license regime contemplated therein to physical link and radio electric link subscription cable television services, as they are now subject to the Digital Argentina Law;

•                  The registration of physical link subscription cable television services and their limitation to a specific territorial area.  This is also applicable to radio-electric link subscription television services, however, the portion of the spectrum allocated to render such services is subject to geographical limits; but in this case, the portion of the spectrum allocated to render such services, limits the service to a specific area; and

•                  The expiration of registrations for both physical link subscription cable television services and for radio-electric link subscription cable television services, however, the portions of the spectrum allocated to render radio-electric link subscription cable television services do expire.

Under Section 7 of Decree No. 267, the term for the use of radio electric spectrum frequencies by the holders of subscription television licenses allocated under the Broadcasting Law and the Media Law is the greater of the period established under the original title and 10 years from January 1, 2016.

Under Decree 267, providers of telecommunication services that have been granted licenses to provide fixed telephone services, or mobile telephone services providers that have been granted licenses pursuant to the list of bidding conditions approved by the former Ministry of Economy and Public Services, later ratified by Decree No. 1,461/93, will only be able to provide subscription broadcasting services by means of physical or radio-electric link after two years as of January 1, 2016.  Such period may be extended for an additional year at the discretion of the Argentine government.

Under Law No. 26,122, such as Decree 267, Necessity and Urgency Decrees remain in effect so long as both chambers of the Argentine Congress do not approve their rejection.  On April 6, 2016, the House of Representatives approved Decree 267, which took effect upon publication in the Official Gazette on April 8, 2016.

Pursuant to Resolution Enacom No. 1394/16 (“Resolution 1394”), which approved the general regulation of broadcasting services subscription by physical and/or radio link, Cablevisión and its subsidiaries that have purchased bidding forms to apply for a license extension, must request an authorization for the specific coverage area.

Certain of Cablevisión’s historic equity transfers and transfers of licenses were not previously approved by the COMFER and the AFSCA.  However, pursuant to Decree 267 and Resolution Enacom 427/16, all transfers of broadcasting and TIC Services licenses are subject to the subsequent approval of the Enacom, which may be expressly granted  or deemed approved if the Enacom does not make any official observation within 90 days from the effectiveness of the transfer.  The transfer of licenses or shares without the approval of the Enacom is subject to revocation.

Although the regulation approved by Enacom pursuant to Resolution No. 1,394/16 was subsequently repealed by Resolution E697/2017 of the Ministry of Modernization, through which the new Licensing Regulation for Information and Communications Technology Services was implemented, the prior regulatory framework overseeing the signal grid is still in effect (for more information, see “—Programming Grid.”)

Programming Grid

AFSCA Resolution No. 296/2010 provided guidelines for the organization of the programming grid applicable to owners of cable television services and regulated Section 65 of the Media Law.

In spite of Cablevisión’s intentions to organize its programming grids in accordance with the Media Law, the AFSCA initiated multiple proceedings claiming that Cablevisión had failed to comply with Resolution No. 296/2010.  Although Cablevisión has responded to such actions, it has been fined in certain of them.  As of the date of this 6-K, many of the decisions imposing such fines have been appealed.

On December 23, 2013, Cablevisión filed its new programming grid with the AFSCA, which contemplated both a digital and an analog system.

Pursuant to Section 7 of Decree 267, all physical link and radio electric link cable television services are governed by the Digital Argentina Law.  Therefore, Cablevisión believes it is no longer subject to Section 65 of the Media Law and its implementing regulations.

Notwithstanding the foregoing, Resolution No. 1394/2016 (“Resolution 1394”) issued by the Enacom states that providers of cable television services, whether through physical link or radio link, must comply with certain requirements relating to their programming grids.

Pursuant to Enacom Resolution No. 5160/2017, the inclusion of open television signals within their coverage area of a subscriber to a physical link and radio electric link cable television services will be subject to the terms and conditions agreed upon with the owner of the applicable open service and will only be considered mandatory retransmission if they are delivered free of charge by their owners. Likewise, the aforementioned regulation provides that the inclusion of informative signals will only be considered mandatory retransmission so long as they provide twenty-four (24) transmission hours, of which twelve (12) must be live hours.

In accordance with  Section 7 of Decree 267, all physical link and radio electric link cable television services are governed by the Digital Argentina Law.

Contributions to the Universal Service Fund, Radiofrequencies Fees, Control, Verifications and Supervision Fees and Broadcasting Fees

As of the Merger Effective Date, Cablevisión complied with all of its obligations and payments arising from the universal service fund, the control rates, the verification and supervision fee and the payment of the broadcasting tax.  Cablevisión was unable to comply with these payments while its Fibertel license was being challenged, but have resumed such payments as soon as this challenge was declared null.  The sums not paid during this period have been included in the Cablevisión 2017 Audited Financial Statements.

Registrations and authorizations relating to the transfer to Telecom Argentina S.A.  Cablevisión’s portion of the spectrum of radio and television frequencies  as a result of corporate reorganizations and the Merger

On December 22, 2017, Telecom Argentina and Cablevisión received Enacom Resolution No. 5,644-E/2017, whereby Enacom decided, among other things, to authorize Cablevisión’s transfer in favor of TEO of the following:

•                  The various registrations relating to Cablevisión’s physical and/or radio-electric link broadcasting services, including the permits/frequencies required to provide radio electric link broadcasting services, as well as the area authorizations to provide those services (via physical and radio electric link), which may operate in Area II, defined as provided under Decree No. 1,461/93, as amended, and the city of Rosario, Province of Santa Fe, and the city of Córdoba, Province of Córdoba, as from January 1, 2018, as provided under Section 5 of National Decree No. 1,340/2016, and in the rest of the areas authorized pursuant to Enacom Resolution No. 5,641/2017 dated December 20, 2017;

•                  The registration relating to render the radio electric trunking services; and

•                  The authorizations and permits held by Cablevisión to use frequencies and allocations of numbering and sign-posting resources to provide the above-mentioned services, pursuant to effective regulations, and the agreement executed by NEXTEL COMMUNICATIONS ARGENTINA S.R.L. on April 12, 2017 (IF-2017-08818737-APN-ENACOM#MCO), whereby TEO, in its capacity as absorbing company of Cablevisión, shall, within a term of two years as from the date on which the Merger is approved by the National Antitrust Commission and the Enacom or any agency that may substitute them in the future, return the radio electric spectrum that exceeds the limit set under Section 5 of Resolution No. 171-E/17 issued by the Ministry of Communications and/or any regulation that may repeal it in the future. To those effects, Telecom Argentina shall file with the Enacom, no later than one year in advance upon the expiration of the two-year term, a proposal to conform to that limit. The Enacom may accept the proposal, reject it and/or request a new filing with any changes it may deem appropriate.

In addition, through that Resolution No. 5,644-E/2017, the Enacom authorized the change of corporate control, pursuant to Section 33 of the General Associations Law No. 19,550, in TEO once the merger became effective and the shareholders agreement dated July 7, 2017 entered into effect, as a result of which Cablevisión Holding S.A. became the controlling company of TEO as surviving company of Cablevisión.

This resolution also approved:

•                  the relinquishment of the services registrations that are currently non-operative that had been requested by Cablevisión (SAP, SRC, STP, SLV and SAVR) and by TELECOM (SRC); and

•                  the revocation of the licenses and registrations granted to Cablevisión, now held by TEO.

In addition, the resolution provides that:

(i) TEO shall comply with Section 95 of Law No. 27,078, which provides for the conditions under which it may operate the physical and/or radio electric link subscription television service, summarized below:

a.              It shall create a business unit to provide the audiovisual communication service and manage it separately from the public utility business unit;

b.              It shall keep separate accounting records and bill the licensed services separately;

c.               It shall not conduct anti-competitive practices such as tie-in practices and cross subsidies with funds from public utilities to licensed services;

d.              It shall provide - when requested- to the competitors in licensed services access to its own support infrastructure, especially, posts, masts and ducts under market conditions. In the absence of agreement between the parties, the Enacom shall intervene;

e.               It shall not conduct anti-competitive practices concerning the rights to broadcast contents over its networks and facilitate a growing percentage to be established by the Enacom to the distribution of contents from independent third parties; and

f.                It shall respect the professional competences and job classifications of the workers in the different activities it is engaged in.

(ii) TEO was declared to be an operator with a significant position in the retail market of Fixed Internet Access market in the 37 locations detailed in the report prepared by the National Directorate for the Development of Competition in Networks and Services of the Enacom. As a result, Enacom decided that:

a.              TEO shall, within 60 days as from the date the Resolution was issued, offer the Fixed Internet Access service in those locations at a price that may not be higher than the lowest price offered by it in Area II for that service. If a similar service is not provided in that Area, it shall apply the lowest price offered at national level by the licensee for a similar service;

b.              TEO shall, within 60 days as from the date the Resolution was issued, report to the Enacom and publish in its institutional website all the business plans, promotions and discounts for the Retail Internet Access service; and

c.               TEO shall ensure to other providers, under transparent, non-discriminatory and cost-oriented conditions, access to its own support infrastructure, especially, posts, masts and ducts.

All the provisions mentioned above shall be in effect for a term of two (2) years as from the notice of the authorization granted by Enacom, or until it has been verified that there is effective competition in all or in some of the locations involved. The Enacom may extend or revoke that term.

With regard to the provision of Quadruple Play services, Section 7 of Decree No. 1,340 shall apply whereby the providers of Information Technology and Communications Services that make joint service offerings shall detail the price of each of those services, including the breakdown of those prices and discounts or benefits applied to each service or product for the above-mentioned offerings. Pursuant to Section 2, subsection (i) of Law No. 25,156 and to Section 1,099 of the Civil and Commercial Code of Argentina, those providers may not subject, in any way and under any condition, the purchase of any service to the purchase of another service, thus preventing the customer from purchasing any service separately or individually.

Finally, TEO was required to file, within a term of 180 days, proof of the registration of the change of management in Cablevisión Holding S.A.

The Uruguayan Audiovisual Communications Law

The Uruguayan Audiovisual Communications Law No. 19,307 (the “Uruguayan Audiovisual Law”)  was published in the Official Gazette of Uruguay on January 14, 2015, and regulates the provision of radio, television and other audiovisual communication services.  Although the executive branch was required by Section 202 of the Uruguayan Audiovisual Law to issue the corresponding regulations relating to this law within 120 days of its publication in the Official Gazette, as of the date of this 6-K the executive branch has only issued Decree No. 45/15, which provides for the implementation of only some of its provisions.

Among other things, the Uruguayan Audiovisual Law provides that:

•                  licenses for the use and assignment of the radio electric spectrum of non-satellite audiovisual communication services are valid for 15 years and can be renewed for subsequent 10-year periods subject to compliance with certain requirements;

•                  both individuals and legal entities are prohibited from being the sole or joint owners of more than six permits or licenses for the sale of television services to subscribers in Uruguay.  If any such permits or licenses include the department of Montevideo, the limit is reduced from six to three;

•                  any individual person or legal entity that owned more than the permitted number of permits or licenses as of the date of effectiveness of the Uruguayan Audiovisual Law must transfer any permits or licenses in excess of such limit within four years of the effectiveness of the Uruguayan Audiovisual Law; and

•                  providers of television services cannot provide phone or data transmission services in Uruguay.

As of the date of the Merger Effective Date, Cablevisión’s Uruguayan subsidiary Adesol was analyzing the potential consequences that the Uruguay Audiovisual Law may have on its operations, and was considering any legal actions that it might be entitled to take in order to protect its rights and those of its shareholders.  Several actions have been filed by third parties claiming that the Uruguayan Audiovisual Communications Law is unconstitutional, the majority of which remain pending.  However, such rulings will only affect the parties involved in the litigation.

Antitrust Considerations

Antitrust Law

The Argentine Antitrust Law regulates competition in the Argentine market.  It is based on two basic pillars: a system of sanctions against anticompetitive behavior and preemptive regulation of market concentrations through established pre-merger controls.

The law defines the various acts that constitute anticompetitive based on whether if they restrict competition and cause harm to the general economic interest, and sets forth applicable fines.  Acts that may give rise to penalties include:

•                  fixing, establishing or altering market prices, directly or indirectly, through concerted actions;

•                  limiting or controlling, by means of concerted action, technical developments or investments in the production, distribution or marketing of goods or services; and

•                  entering into agreements or undertaking concerted actions to distribute zones, markets, clientele or sources of supply, in each case that limit, restrict or distort competition or which constitute an abuse of a dominant position in the market.

Under the Argentine Antitrust Law, penalties can range from Ps. 10,000 to Ps. 150 million and may be doubled for repeat offenders.  The CNDC and the Argentine Secretary of Domestic Trade (the “SDT”) have the power to order a party to abstain from or cease any activities in violation of the provisions of the Argentine Antitrust Law, and to request a court with jurisdiction over the company engaging in such violations to order its liquidation or dissolution.  The entity engaged in the prohibited practice as well as its directors, legal representatives, attorneys-in-

fact, managers, statutory auditors and members of the supervisory committee are jointly and severally liable for any fines imposed by the CNDC and the SDT under the Argentine Antitrust Law.

The provisions of the Argentine Antitrust Law apply to all individuals and entities that carry out business activities in Argentina or abroad, to the extent that their acts, activities or agreements affect the Argentine market.

The CNDC monitors the Argentine economy, inhibits monopolies and encourages competition by analyzing and approving, rejecting or conditioning operations of economic concentration, such as mergers, transfers of on-going concerns, acquisitions of equity, convertible debt instruments or entering into agreements that grant control of, or a dominant influence over a company, when the combined volume of business of the relevant companies exceeds a certain threshold.  Companies engaged in operations of economic concentration must submit to the CNDC a full description of their respective businesses and of the transaction or series of transactions that give rise to the economic concentration.  The CNDC has a waiting period of 45 business days from the date of filing to approve the transactions, condition their approval or deny authorization.  The final resolution of the matter is made by the SDT, based on a technical report by the CNDC.  Conditions may include sale to a third party of a part of the operations or assets of the concentrated companies, or the partial approval of a global operation but rejection of one or more of the transactions under review.  The 45-day period is suspended each time the CNDC requests additional information from the parties, until such additional information is furnished.

Antitrust Legal Proceedings

Proceedings relating to anticompetitive behavior

Cablevisión was a party to several proceedings under the framework of the Antitrust Law, facing charges of restrictive behavior, including the territorial division of markets, price discrimination, abuse of a dominant position, refusal to deal and predatory pricing.  Cablevisión was also party to a proceeding filed by the Cámara de Cableoperadores Independientes (Chamber of Independent Cable Operators), objecting to the transactions effected on September 26, 2006.

Proceedings under the Argentine Antitrust Law pending against Cablevisión included the following:

•                  Proceedings relating to allegedly concerted subscriber allocation between us and Multicanal in the cities of Santa Fe and Paraná when Cablevisión was comprised of unrelated companies.

•                  Claim filed by different entities alleging pricing discrimination practices.

•                  Claims filed by different competitors relating to predatory pricing.

The investigations carried out by the CNDC and SCI may lead to the imposition of more fines pursuant to Law No. 25,156, which would be appealable.  Any fines would be calculated based on the magnitude of: (i) the loss incurred by the persons affected by the allegedly prohibited activity; (ii) the benefit obtained by all the persons involved in the prohibited activity and (iii) the value of the assets involved owned by the persons indicated in item (ii) above at the time the alleged violation was committed.  To date, there no standard criteria for these guidelines.

While Cablevisión believes that its conduct has always been within the bounds of the Argentina antitrust law and regulations, and that its positions in each of these proceedings are reasonably grounded, Cablevisión can give no assurance that any of these cases will be resolved in its favor.

Proceedings related to monthly subscription prices

SCI passed Resolution No. 50/10 (“Resolution 50”), which approved certain rules for the sale of pay television service.  These rules provide that cable television operators must apply a formula to estimate their monthly subscription prices.  The price calculated with this formula was to be reported to the Office of Dirección de Lealtad Comercial (Office of Business Loyalty) between March 8 and March 22, 2010.  Cable television operators must adjust this amount semi-annually and inform the Office of Business Loyalty of the results of such adjustment.

The actual impact of the application of this formula remains uncertain, due to the vagueness of the parameters provided by Resolution 50 to reach the required monthly subscription prices.  Cablevisión believes that Resolution No. 50 is arbitrary, thus it has therefore filed related administrative claims and brought legal actions requesting the suspension of Resolution 50 and its nullification.

Cablevisión cannot assure you that the aforementioned proceedings will be decided in our favor. If the constitutionality of Resolution No. 50 is upheld, Cablevisión may be forced to modify the fee charged to our cable television customers, which could have a material adverse effect on our business.  Notwithstanding the foregoing, as of the date of this 6-K, in accordance with the decision rendered on August 1, 2011 in re, “LA CAPITAL CABLE S.A. c/ Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered SCI to suspend the application of Resolution No. 50 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC” using its Spanish acronym).  This decision is in full effect and may not be disregarded by the SCI.

On June 1, 2010, the SCI imposed a Ps. 5 million fine on Cablevisión alleging that Cablevisión had failed to comply with the information regime set forth by Resolution No. 50.  The fine was appealed and reduced to Ps. 300,000.  Nevertheless Cablevisión has also appealed this fine.

On March 10, 2011 SCI Resolution No. 36/11 (“Resolution 36”) was published in the Official Gazette.  This resolution falls within the framework of Resolution 50.  Resolution 36 established parameters to be observed while providing services to our customers from January 2011through April 2011.  These parameters were as follows: (i) the monthly basic subscription price should be of Ps. 109 for that period; (ii) the price of other services rendered by us should remain unchanged as of the date of publication of the resolution; and (iii) the promotional benefits, existing rebates and/or discounts already granted as of that date should be maintained.  The resolution also provided that Cablevisión must reimburse users for any amount collected above the price set for that period.

Cablevisión believes that Resolution 36 is illegal and arbitrary, since it is grounded on Resolution 50.  Since the application of Resolution No. 50 has been suspended, the application of Resolution No. 36 has been suspended as well.

The SCI issued a series of resolutions through which it extended the effectiveness of Resolution No. 36 and adjusted the cable television subscription price to Ps. 152.  Cablevisión believes, however, that as SCI has been ordered to suspend the application of Resolution No. 50 with respect to all cable television licensees (among them,  Cablevisión and Cablevisión’s subsidiaries) represented by ATVC, Cablevisión will continue to be protected by such preliminary injunction, and therefore, our ordinary course of business will not be affected.

Tax Proceedings

On October 1, 2015, the Second Chamber of the Court of Appeals on Federal Administrative matters rendered a decision in re “AEDBA and other v. National Government - Decree No. 746/03 - AFIP on Incidental Procedure” in favor of ATVC.  Pursuant to this decision, the plaintiffs and the companies represented by such plaintiffs are entitled to have a differential VAT regime applicable to the sector which they operate.  On December 3, 2015, the Supreme Court of Argentina dismissed the appeal filed by the Executive Branch. Therefore, the decision rendered by the Court of Appeals is final.

As a result of this decision, as from September 2015, Cablevisión and its subsidiaries started to calculate employer’s contributions as tax credit on VAT.  The amount Cablevisión calculated was approximately Ps. 237 million as of December 31, 2015.

Legal Proceedings

Cablevisión and its subsidiaries were party to various legal and administrative proceedings arising in the ordinary course its business.  Although the outcome of pending actions cannot be accurately predicted, in Cablevisión’s opinion, such proceedings are not reasonably likely to have a material adverse effect on TEO’s financial position or results of operations.

We are aware of a legal action (the details of which we have not yet been notified as of the date of this 6K) brought against former Multicanal by an entity representing consumers and alleged financial victims (and by six other individuals), claiming damages suffered by noteholders — individuals who are not professional investors or consumers — derived from Multicanal’s Acuerdo Preventivo Extrajudicial (Out-of-court Reorganization Proceeding”).  The plaintiff states that Multicanal’s Acuerdo Preventivo Extrajudicial (Out-of-court Reorganization Proceeding”) does not have res judicata effects.  Since neither we nor Cablevisión have been served notice of the claim, we cannot evaluate the merits or likely consequences and outcome of such proceeding.

Cablevisión was served notice of Resolution No. 16,819, dated May 23, 2012, Resolution No. 16,765 dated March 16, 2012 and Resolution No. 17,769 dated August 13, 2015, whereby the CNV ordered the initiation of summary proceedings against Cablevisión and its directors, members of the Supervisory Committee and the head of Market Relations for an alleged failure to comply with the duty to inform.  The CNV alleges that Cablevisión failed to comply with its duty to inform because the investor community was deprived of its right to become fully aware of the grounds of (i) a decision rendered  by the Federal Court of Mendoza and the scope of the powers granted by that court to the co-administrator appointed in re “Supercanal S.A. c/ Cablevisión S.A. s/amparo”, (ii) a decision rendered by the Supreme Court of Argentina in re “Recurso de Hecho deducido por el Estado Nacional Ministerio de Economía y Producción en la causa Multicanal S.A. y otro c/ CONADECO Dto. 527-05” and others, and (iii) allegedly failed to disclose a series of issues relating to the information required by the CNV regarding the Extraordinary Meeting of Class 1 and 2 Noteholders held on April 23, 2010.  As of the date of this 6-K, this legal matter is still pending resolution from the CNV.

We believe that there are strong arguments in Cablevisión’s favor, however, we cannot assure that the outcome of these claim will be favorable.

On May 30, 2013, Cablevisión was served notice of a claim in re “TELEVISORA PRIVADA DEL OESTE S.A. c/ GRUPO CLARÍN S.A. Y OTROS s/ ORDINARIO” File No. 26,474/2011, which is pending before the Federal Commercial Court No. 16 of First Instance, Clerk’s Office No. 32.  The claim seeks damages resulting from certain decisions made with respect to Televisora Privada del Oeste S.A.  As it arises from the claim, with Grupo Clarín, Cablevisión among others, would also be defendants.  As of the date of this 6-K, the judge has not ordered discovery procedures.

As a result of a suspicious transaction report issued by the AFIP relating to transactions carried out between Cablevisión, as the controlling company, and certain of its subsidiaries, the UIF pressed criminal charges against Cablevisión and its officers in charge during the relevant fiscal year, for alleged money laundering in connection with intercompany movements between Cablevisión and certain subsidiaries during the 2008 fiscal period.  The claim is now pending before Federal Court No. 9.

During the month of March 2014, the intervening prosecutor, Dr. Miguel Angel Osorio, broadened the request for evidence.

We consider that there are strong arguments in Cablevisión’s favor, and have gathered evidence that supports the lack of involvement of anyone in any such unlawful maneuvers.  However, Cablevisión cannot assure you that the outcome of this claim will be favorable.

Environmental Matters

Cablevisión sought to comply with all relevant environmental legislation and no claims have been made against Cablevisión in respect of environmental matters.

Cablevisión has performed several tests in order to analyze the levels of radiation emitted by its equipment.  All such tests have evidenced that the radiation levels are standard.

Environmental Impact Assessment

Cablevisión viewed sustainability as a way to conduct business and to operate and provide services.  Several years ago, Cablevisión began taking action to manage environmental matters, at first through separate activities, some of which have been implemented.

As of 2014, Cablevisión incorporated the Environmental Model ISO 14001, which has been implemented in the city of Rosario and will be expanded to its entire operations.

Cablevisión has overseen the systematic collection of information relating to environmental management indicators, in line with to the Global Reporting Initiative (GRI) guidelines for voluntary reporting to ensure the monitoring its environmental footprint and to continue improving its environmental performance.  This initiative has been a great challenge because it has meant the collection and consolidation of environmental performance information in over 280 sites across Argentina, where various activities are carried out, namely: administrative offices, commercial offices, channels for television content production and technical bases.  The cooperation of those responsible for the sites, health, security, occupational assistance and environment teams, and collaborators from various areas of Cablevisión’s management have been crucial.  Management’s support highlights the importance of the monitoring of Cablevisión’s environmental impact in order to improve its approach and planning of initiatives aimed at improving its performance.

Consumption of Resources

Company consumption is closely linked to the provision of services and therefore varies greatly, from office materials to the materials used to grant Cablevisión’s clients access to its Internet and cable television services.

Cablevisión relied on exiting processes to reduce the consumption of decoders across the country and developing mechanisms to recover the units loaned to customers which are in poor condition, in order to repair and refurnish them in the repairs laboratory and reincorporate them into the commercial cycle.

Cablevisión’s central building was located at General Hornos 690, and was built over the foundation of an existing building equipped with technology that reduces energy consumption in lighting, (through energy  efficient lighting and movement sensors in meeting rooms), air conditioning and elevators.

The control of energy consumption and the management of energy are fundamental to the minimization of Cablevisión’s carbon footprint and the impact of climate change.

The consumption of materials necessary for Cablevisión’s operations generate waste, which Cablevisión works to separate by material in order to increase its environmental and social value, where possible.   Cablevisión donates equipment to institutions that receive free Fibertel connections and others located in low-income neighborhoods.   Cablevisión strived to contribute to global access to telecommunications services, as well as the protection of environment through the recycling of equipment.  Since 2002, Cablevisión has collaborated with the Programa de Reciclado de Fundación Garrahan (Recycling Program of the Garrahan Foundation).  In 2015, Cablevisión donated 16,141 kilos of paper representing 274 medium trees, and 158 kilos of plastic bottle caps.  In addition, Cablevisión donated 411 pieces of refurbished equipment to the Fundación Equidad (Equity Foundation) allowing for the reuse of these resources.

RELATED PARTY TRANSACTIONS

Cablevisión engaged in transactions with its shareholders and companies affiliated with its shareholders.  In addition, Cablevisión required that transactions with its shareholders and companies affiliated with its shareholders be approved by its Board of Directors and, in certain cases, after an independent fairness opinion or the favorable vote of a majority of “disinterested” directors in accordance with CNV regulations.

The compensation paid to Cablevisión’s Board of Directors and Senior Management for the fiscal year ended December 31, 2017 was Ps. 90 million.

The fees paid to the Board of Directors for the year ended December 31, 2017 amounted to Ps. 13.2 million.

Below are the outstanding balances between Cablevisión and related parties at December 31 2017 and December 31, 2016:

	At December 31,
	2017	2016
	(in Pesos)
Non-Current and Current Assets
Other receivables
Associates	117,925,225	19,696,266
Other related parties	29,470	92,639
Trade receivables
Associates	—	131,273
Other related parties	39,725,649	49,942,817
Investments
Controlling company	—	365,498,268
Other related parties	—	314,438,866
Non-Current and Current liabilities
Bank and financial debt
Associates	(4,338,356)	(8,588,329)
Other Debts
Controlling	(1,400,279,125)	—
Other related	(2,677,510,931)	—
Accounts payable and others
Controlling companies	—	(6,343,679)
Associates	(3,368,511)	(3,326,521)
Other related parties	(297,139,515)	(194,065,557)

The following table shows the transactions between Cablevisión and related parties at December 31 2017, December 31, 2016 and December 31, 2015:

	At December 31,
	2017	2016	2015
	(in Pesos)
Direct and indirect shareholders of the control group
Sales of services	—	1,301,941	754,876
Technical assistance services	(60,800,000)	(74,400,000)	(77,120,000)
Other placements	—	357,535,000	—
Interest on other placements	12,093,508	2,327,817	—
Loans received	—	—	(117,882,661)
Interest on debt	—	—	(1,980,648)

Associates
Sales of services	8,581,649	7,219,633	8,892,123
Other sales	25,932,244	27,907,252	16,032,875
Loans received	(4,000,000)	(9,900,000)	(18,943,376)
Interest on debt	(885,479)	(2,055,184)	(2,242,601)
Other purchases	(11,693,731)	(6,809,554)	(10,396,346)
Other related parties
Sales of advertising	30,404,608	1,534,785	766,187
Other sales	36,086,631	33,216,760	39,626,653
Interest on other placements	24,196,871	51,058,069	50,043,739
Programming costs	(995,728,773)	(753,486,333)	(522,887,428)
Publishing and distribution of magazines	(249,075,251)	(220,921,593)	(155,086,739)
Consultancy services	(219,962,115)	(122,447,747)	(98,488,484)
Purchase of advertising	(103,372,050)	(69,038,428)	(51,852,883)
Other purchases	(13,749,677)	(23,552,770)	(10,113,045)

During year ended December 31, 2017, there were no transactions with related parties outside the ordinary course of business, or significant changes in balances, except for those detailed in Note 33 of the Cablevisión 2017 Audited Financial Statements.

Agreements with shareholders

Technical Assistance Agreement

On June 28, 2008, Cablevisión and Grupo Clarín executed a supplementary agreement to the technical assistance agreement, effective as of September 26, 2006, whereby Cablevisión amended the volume of the services rendered by Grupo Clarín and, thus, the mechanism used to determine Grupo Clarín’s annual fee.  Cablevisión paid fees of Ps. 77.1 million and Ps. 74.4 million to Grupo Clarín in 2015 and 2016, respectively. On January 6, 2017 the above-described agreement was further amended in order to reflect Grupo Clarín’s new agreed upon annual fee of Ps. 60.8 million for 2017.

Licensing and Programming Agreements with Affiliates

Cablevisión and some of its subsidiaries were party to certain licensing agreements with TRISA, an entity in which Grupo Clarín holds a 50% stake, for the distribution of “TyC Sports” (a sports programming channel). Although the framework programming agreement with TRISA expired, the parties are negotiating a renewal and, pending completion of that negotiation, have continued to render services in reliance on the existing terms. In addition, Cablevisión also purchase broadcast television programming from ARTEAR, a subsidiary of Grupo Clarín.

INDEX TO FINANCIAL STATEMENTS OF CABLEVISIÓN S.A.

Audited Consolidated Financial Statements (as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015)

Cablevisión S.A.

Consolidated Financial Statements

for the years ended December 31, 2017, 2016 and 2015

presented on a comparative basis

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, President and Directors of

Telecom Argentina S.A. (surviving company of Cablevisión S.A.)

Legal address: Alicia Moreau de Justo 50

Autonomous City of Buenos Aires

Tax Code No.: 30-63945373-8

Report on the financial statements

We have audited the accompanying consolidated financial statements of Cablevisión S.A. and its subsidiaries (hereinafter, “the Company”), which comprise the consolidated statement of financial position at December 31, 2017, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the fiscal year then ended and a summary of significant accounting policies and other explanatory information.

The balances and other information corresponding to the fiscal years 2016 and 2015 are an integral part of the audited financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Board of Directors’ responsibility

The Board of Directors of Telecom Argentina S.A. (as merging and continuing company) is responsible for the preparation and reasonable presentation of these consolidated financial statements in accordance with International Financial Reporting Standards adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for its Spanish acronym) as professional accounting standards and incorporated into the regulations of the National Securities Commission (CNV, for its Spanish acronym), as issued by the International Accounting Standards Board (IFRS). Further, the Board of Directors of Telecom Argentina S.A. is responsible for the existence of adequate internal control to prepare consolidated financial statements free from material misstatements due to errors or irregularities.

Auditors’ responsibility

Our responsibility is to express an opinion on the accompanying consolidated financial statements, based on our audit. We conducted our audit in accordance with the International Standards on Auditing (ISAs), as adopted in Argentina by the FACPCE through Technical Pronouncement No. 32 and its respective Adoption Memoranda. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and other information disclosed in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the consolidated financial statements due to fraud or error. In making those risk assessments, the auditor must consider internal control relevant to the Company’s preparation and reasonable presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by the management of Telecom Argentina S.A., as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements mentioned in the first paragraph of this report present fairly, in all material respects, the consolidated financial position of Cablevisión S.A. and its subsidiaries as of December 31, 2017, its consolidated comprehensive income and consolidated cash flows for the year then ended, in accordance with IFRS.

Emphasis paragraph

With no modifications to our opinion, we would like to emphasize:

a)   the information contained in Note 29.1.i. to the attached consolidated financial statements, which describes the situation related to the resolution issued by the regulator to calculate the monthly fee payable by the users of cable television services, whose decisions cannot be foreseen to date;

b)   the information included in Note 4.e) to the attached consolidated financial statements, explaining that on January 1, 2018 the Company was merged into Telecom Argentina S.A. as a result of the statutory merger effective as from that date.

Report on compliance with current regulations

In accordance with current regulations, we inform regarding Cablevisión S.A. that:

a)        the consolidated financial statements of Cablevisión S.A. have been transcribed to the “Inventory and Balance Sheet” book of Telecom Argentina S.A. (as merging and continuing company) and comply as regards those matters that are within our competence, with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)        the separate financial statements of Cablevisión S.A. arise from accounting records kept in all formal respects in conformity with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the National Securities Commission;

c)         we have read the supplementary financial information, on which, as regards those matters that are within our competence, we have no observations to make;

d)        at December 31, 2017, the debt accrued by Cablevisión S.A. in favor of the Argentine Integrated Social Security System according to the Company’s accounting records and calculation amounted to $ 238,606,428, none of which was claimable at that date;

e)         as required by section 21, subsection b), Chapter III, Part VI, Title II of the rules issued by the National Securities Commission, we report that total fees for auditing and related services billed to the Company during the fiscal year ended December 31, 2017 account for:

e.1)                   67% of the total fees for services invoiced to the Company for all concepts in that fiscal year;

e.2)                   36% of the total fees for audits and related services invoiced to the Company, its parent companies, subsidiaries and affiliates in that year;

e.3)                   28% of the total fees for services invoiced to the Company, its parent companies, subsidiaries and affiliates for all concepts in that year;

f)          we have applied the anti-money laundering and financing of terrorism procedures for Cablevisión S.A. comprised in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 7, 2018

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Carlos A. Pace

Cablevisión S.A.

Consolidated Statement of Comprehensive Income

December 31, 2017, 2016 and 2015

	Note	12.31.2017	12.31.2016	12.31.2015

Continuing operations
Revenues	6	40,952,254,497	30,571,193,944	20,125,357,239

Cost of sales (1)	7	(19,109,037,511)	(14,189,733,320)	(9,243,975,860)

Gross income		21,843,216,986	16,381,460,624	10,881,381,379

Selling expenses (1)	8	(5,992,249,541)	(4,398,098,782)	(2,524,906,935)

Administrative expenses (1)	8	(4,682,381,754)	(3,640,690,239)	(2,627,972,838)

Other income and (expenses), net		29,091,051	(11,429,716)	1,685,031

Result for acquisition of companies		—	114,093,096	—

Financial costs	9	(2,242,011,692)	(2,596,575,482)	(2,784,674,993)

Other financial income and (expenses), net	10	(369,727,130)	222,131,850	(28,217,451)
Financial results		(2,611,738,822)	(2,374,443,632)	(2,812,892,444)

Equity in earnings from associates	11	167,717,283	131,378,676	504,747,128

Net income before income tax		8,753,655,203	6,202,270,027	3,422,041,321

Income tax	12	(2,858,952,325)	(2,095,215,277)	(909,187,780)

Net income for the year		5,894,702,878	4,107,054,750	2,512,853,541

Other comprehensive income
Items that can be reclassified to earnings
Variation in translation differences of foreign continuing operations		336,271,815	422,414,699	146,568,999
Total comprehensive income for the year		6,230,974,693	4,529,469,449	2,659,422,540

Earnings from operations attributable to:
Equity holders of the Company		5,814,752,604	4,045,337,263	2,473,366,772

Non-controlling interests		79,950,274	61,717,487	39,486,769

Total comprehensive income attributable to:

Equity holders of the Company		6,089,753,380	4,394,984,874	2,646,458,050

Non-controlling interests		141,221,313	134,484,575	12,964,490

(1) Includes amortization of intangible assets and depreciation of property, plant and equipment of Ps. 3,986,852,423, Ps. 2,588,183,393 and Ps. 1,566,174,439 at December 31, 2017, 2016 and 2015, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Cablevisión S.A.

Consolidated Statement of Financial Position

As of December 31, 2017 and 2016

	Note	12.31.17	12.31.16
		Ps
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	13	22,080,329,841	15,377,953,783
Intangible assets	14	2,368,037,807	1,921,465,069
Goodwill	15	4,109,075,840	4,041,725,646
Investments in associates	17	249,928,835	276,538,212
Investments	16	—	1,133,469,884
Deferred tax asset	12	43,805,656	71,338,687
Other receivables	18	236,933,052	290,033,086
Total non-current assets		29,088,111,031	23,112,524,367

CURRENT ASSETS
Inventories	19	83,252,437	266,648,607
Other receivables	18	827,954,897	632,924,055
Trade receivables	20	1,753,086,921	1,673,554,772
Investments	16	109,796,025	619,957,153
Cash and cash equivalent	21	4,413,569,171	2,628,891,874
Total current assets		7,187,659,451	5,821,976,461

Total assets		36,275,770,482	28,934,500,828

SHAREHOLDERS’ EQUITY (as per related statement)
Attributable to equity holders of the Company
Shareholders contributions	22	1,200,000,000	1,200,000,000
Reserves and accumulated results	23	10,493,486,591	10,081,523,267
Attributable to non-controlling interests	24	566,898,157	426,053,160
Total shareholders’equity		12,260,384,748	11,707,576,427

LIABILITIES
NON-CURRENT LIABILITIES
Bank and financial debt	25	9,907,032,371	8,579,453,749
Deferred tax liability	12	266,095,297	375,103,633
Provisions and other charges	29	1,091,885,130	955,036,803
Taxes payable	30	2,947,817	3,776,292
Other payables	31	134,499,011	110,487,630
Total non-current liabilities		11,402,459,626	10,023,858,107

CURRENT LIABILITIES
Bank and financial debt	25	936,947,076	979,090,850
Taxes payable	30	1,858,243,475	1,620,117,773
Other payables	31	4,180,927,488	246,514,113
Accounts payable and other payables	32	5,636,808,069	4,357,343,558
Total current liabilities		12,612,926,108	7,203,066,294

Total liabilities		24,015,385,734	17,226,924,401

Total liabilities and shareholders’ equity		36,275,770,482	28,934,500,828

The accompanying notes are an integral part of these consolidated financial statements.

Cablevisión S.A.

Consolidated Statement of Changes in Equity

As of December 31, 2017, 2016 and 2015

	EQUITY ATTRIBUTABLE TO THE COMPANY’S EQUITY HOLDERS
	SHAREHOLDERS`CONTRIBUTIONS					ACCUMULATED RESULTS
	Share capital	Treasury shares	Additional paid — in capital	Merger premium	Sub-total	Legal Reserve	Optional reserve (2)	Special reserve — Application of IFRS	Accumulated results	Other Reserve	Total Company’s equity holders	Non- controlling interests	Total equity
Balances as of January 1, 2015	197,397,110	207,157	134,234,500	2,894,151	334,732,918	39,520,853	3,693,389,476	42,775,870	1,287,185,928	822,232,408	6,219,837,453	286,437,581	6,506,275,034
Constitution of Optional Reserve as decided at the Ordinary and Extraordinary Shareholders’ Meeting held on April 23, 2015	—	—	—	—	—	—	851,185,928	—	(851,185,928)	—	—	—	—
Distribution of dividends as decided at the Ordinary and Extraordinary Shareholders’ Meeting held on April 23, 2015 (1)	—	—	—	—	—	—	—	—	(436,000,000)	—	(436,000,000)	—	(436,000,000)
Net income for the year - Gain	—	—	—	—	—	—	—	—	2,473,366,772	—	2,473,366,772	39,486,769	2,512,853,541
Other comprehensive income:
Change in currency translation of foreign operations	—	—	—	—	—	—	—	—	—	173,091,278	173,091,278	(26,522,279)	146,568,999
Sub-total comprehensive income for the year	—	—	—	—	—	—	—	—	2,473,366,772	173,091,278	2,646,458,050	12,964,490	2,659,422,540
Distribution of dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(3,424,599)	(3,424,599)
Balances as of December 31, 2015	197,397,110	207,157	134,234,500	2,894,151	334,732,918	39,520,853	4,544,575,404	42,775,870	2,473,366,772	995,323,686	8,430,295,503	295,977,472	8,726,272,975
Balances as of January 1, 2016	197,397,110	207,157	134,234,500	2,894,151	334,732,918	39,520,853	4,544,575,404	42,775,870	2,473,366,772	995,323,686	8,430,295,503	295,977,472	8,726,272,975
Share capital reduction arranged by the Extraordinary Shareholders’ Meeting held on January 12, 2016	—	(207,157)	—	—	(207,157)	—	207,157	—	—	—	—	—	—
Constitution of Optional Reserve as decided at the Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2016	—	—	—	—	—	—	1,723,366,772	—	(1,723,366,772)	—	—	—	—
Distribution of dividends as decided at the Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2016 (1)	—	—	—	—	—	—	—	—	(750,000,000)	—	(750,000,000)	—	(750,000,000)
Effect of change in the nominal value of shares as decided by the Board of Directors on June 29, 2016, pursuant to the powers delegated by the shareholders at the Extraordinary Shareholders’ Meeting held on January 12, 2016	(97,110)	—	—	—	(97,110)	—	—	—	—	—	(97,110)	—	(97,110)
Partial reversal of the Optional Reserve for future dividend distribution as decided by the shareholders at the Extraordinary Shareholders’ Meeting held on June 30, 2016 (1)	—	—	—	—	—	—	(749,000,000)	—	—	—	(749,000,000)	—	(749,000,000)
Capitalization of the accounts Additional Paid-in Capital and Merger Surplus as decided by the shareholders at the Extraordinary Shareholders’ Meeting held on June 30, 2016.	137,128,651	—	(134,234,500)	(2,894,151)	—	—	—	—	—	—	—	—	—
Partial reversal of the Optional Reserve to maintain the Company’s level of capital expenditures and its current solvency level for its capitalization as decided by the shareholders at the Extraordinary Shareholders’ Meeting held on June 30, 2016.	865,571,349	—	—	—	865,571,349	—	(865,571,349)	—	—	—	—	—	—
Reserve for a call option on non-controlling interest (See Note 23)	—	—	—	—	—	—	—	—	—	(44,660,000)	(44,660,000)	—	(44,660,000)
Net income for the year - Gain	—	—	—	—	—	—	—	—	4,045,337,263	—	4,045,337,263	61,717,487	4,107,054,750
Other comprehensive income:
Change in currency translation of foreign operations	—	—	—	—	—	—	—	—	—	349,647,611	349,647,611	72,767,088	422,414,699
Sub-total comprehensive income for the year	—	—	—	—	—	—	—	—	4,045,337,263	349,647,611	4,394,984,874	134,484,575	4,529,469,449
Distribution of dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(4,408,887)	(4,408,887)
Balances as of December 31, 2016	1,200,000,000	—	—	—	1,200,000,000	39,520,853	4,653,577,984	42,775,870	4,045,337,263	1,300,311,297	11,281,523,267	426,053,160	11,707,576,427

Cablevisión S.A.

Consolidated Statement of Changes in Equity

As of December 31, 2017, 2016 and 2015

	EQUITY ATTRIBUTABLE TO THE COMPANY’S EQUITY HOLDERS
.	SHAREHOLDERS`CONTRIBUTIONS					ACCUMULATED RESULTS
	Share capital	Treasury shares	Additional paid — in capital	Merger premium	Sub-total	Legal Reserve	Optional reserve (2)	Special reserve — Application of IFRS	Accumulated results	Other Reserve	Total Company’s equity holders	Non- controlling interests	Total equity

Balances as of January 1, 2017	1,200,000,000	—	—	—	1,200,000,000	39,520,853	4,653,577,984	42,775,870	4,045,337,263	1,300,311,297	11,281,523,267	426,053,160	11,707,576,427
Constitution of Optional Reserve and legal reserve decided at the Ordinary and Extraordinary Shareholders’ Meeting held on March 30, 2017	—	—	—	—	—	200,479,147	2,244,858,116	—	(2,445,337,263)	—	—	—	—
Distribution of dividends as decided at the Ordinary and Extraordinary Shareholders’ Meeting held on March 30, 2017 (1)	—	—	—	—	—	—	—	—	(1,600,000,000)	—	(1,600,000,000)	—	(1,600,000,000)
Partial reversal of the Optional Reserve for future dividend distribution as decided by the shareholders at the Extraordinary Shareholders’ Meeting held on December 18, 2017 (1)	—	—	—	—	—	—	(4,077,790,056)	—	—	—	(4,077,790,056)	—	(4,077,790,056)
Non-controlling share in acquired controlled companies	—	—	—	—	—	—	—	—	—	—	—	5,351,877	5,351,877
Net income for the year - Gain	—	—	—	—	—	—	—	—	5,814,752,604	—	5,814,752,604	79,950,274	5,894,702,878
Other comprehensive income:
Change in currency translation of foreign operations	—	—	—	—	—	—	—	—	—	275,000,776	275,000,776	61,271,039	336,271,815
Sub-total comprehensive income for the year - Gain	—	—	—	—	—	—	—	—	5,814,752,604	275,000,776	6,089,753,380	141,221,313	6,230,974,693
Distribution of dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(5,728,193)	(5,728,193)
Balances as of December 31, 2017	1,200,000,000	—	—	—	1,200,000,000	240,000,000	2,820,646,044	42,775,870	5,814,752,604	1,575,312,073	11,693,486,591	566,898,157	12,260,384,748

(1)    Dividends distributed in March 2017 amounted to Ps 1,600 million (Ps. 13,333.3 per share) and dividends distributed in December 2017 amounted to Ps 4,078 million (Ps. 33,981.58 per share) as of the date of issue of these Financial Statements which were totally paid. Dividends distributed in April 2016 were of Ps. 750 million (Ps. 3.80 per share), of which Ps. 749.8 million were paid (Ps. 3.80 per share); the dividends distributed in June 2016 were of Ps. 749 million (Ps. 6,241.7 per share), which had been totally paid and dividends distributed in 2015 were Ps. 436 million (Ps. 2.21 per share) of which Ps. 435.9 were paid (Ps. 2.21 per share).

(2)    As of December 31, 2017, includes Ps. 73 million of voluntary reserve for future distributions of dividends and Ps. 2,747.6 million of voluntary reserve to maintain the level of investments in fixed assets and the current level of solvency of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

Cablevisión S.A.

Consolidated Statement of Cash Flows

As of December 31, 2017, 2016 and 2015

	12.31 .2017	12.31.2016	12.31.2015
	Ps.
CASH FLOWS PROVIDED BY OPERATIONS
Net income for the year	5,894,702,878	4,107,054,750	2,512,853,541
Accrued income tax	2,858,952,325	2,095,215,277	909,187,780
Adjustments to reconcile the net income for the year to net cash flows provided by operations:
Equity in earnings from associated companies	(167,717,283)	(131,378,676)	(504,747,128)
Depreciation of property, plant and equipment	3,954,422,255	2,519,374,617	1,531,614,402
Amortization of intangible assets	32,430,168	68,808,776	34,560,037
Obsolescence of material	27,842,284	21,778,186	9,479,003
Allowances	828,267,053	496,791,269	303,106,602
Result for the sale of property, plant and equipment	(7,960,622)	(8,364,828)	(457,965)
Accrued interest, net	563,863,998	487,589,161	349,300,952
Financial results — sundry	1,376,758,314	1,159,391,339	1,426,170,841
Other (income) and expenses, net	(244,270)	970,867	—
Result for acquisition of company	—	(114,093,097)	—
Net decrease of property, plant and equipment	585,813,947	331,013,805	170,061,899
Net decrease of intangible assets	—	3,050,655	822,680
Changes in assets and liabilities
Trade receivables	(619,501,934)	(391,812,841)	(440,383,213)
Other receivables	(48,877,165)	(222,889,604)	(485,855,029)
Inventories	138,289,122	(44,687,578)	2,571,045
Accounts and others payable	1,264,273,687	1,101,867,610	1,149,389,554
Taxes payable	(31,921,922)	(277,910,060)	(48,891,277)
Other payables and provisions	(250,875,176)	(27,478,663)	22,044,289
Change in currency translation of foreign operations	142,551,711	138,952,144	45,606,597
Collection of interest	260,873,797	380,721,244	273,401,190
Income tax paid	(2,668,657,794)	(1,345,536,810)	(749,488,503)
Net cash flows provided by operations	14,133,285,373	10,348,427,543	6,510,347,297

CASH FLOWS USED IN INVESTMENT ACTIVITIES
Acquisition of companies (See Notes 4 f), 4 b) and 4 c))	(19,663,984)	(2,032,133,371)	(799,231,498)
Increase of intangible assets	(478,261,210)	(23,338,586)	(7,600,638)
Net changes of notes and bonds	510,161,128	(447,806,134)	154,406,226
Call option - Nextel	—	—	(849,919,134)
Collection of dividends	91,065,889	1,121,157	32,103,387
Collection of notes and bonds	1,288,689,388	117,565,153	222,874,183
Collection for the sale of property, plant and equipment	7,960,622	8,364,828	439,964
Increase of property, plant and equipment	(11,117,935,361)	(9,043,691,046)	(4,342,609,987)
Net cash flows used in investment activities	(9,717,983,528)	(11,419,917,999)	(5,589,537,497)

CASH FLOWS USED IN FINANCING ACTIVITIES
Settlement of dividends	(1,600,000,000)	(1,498,894,116)	(435,858,858)
Settlement of financial instruments	(15,419,700)	22,709,662	47,307,700
Increase of loans (See Note 25)	719,131,253	7,857,254,508	1,271,321,743
Settlement of loans — interests	(803,758,536)	(961,957,530)	(587,392,721)
Distribution of dividends to non-controlling interests	(5,728,193)	(4,408,887)	(3,424,599)
Settlement of loan principal and issuing expenses of new loan	(1,039,861,798)	(6,488,539,363)	(857,995,614)
Net cash flows used in financing activities	(2,745,636,974)	(1,073,835,726)	(566,042,349)

Net increase / (decrease) in cash	1,669,664,871	(2,145,326,182)	354,767,451
Cash at the beginning of year	2,628,891,874	2,176,677,204	1,333,264,395
Effect of exchange rate changes on cash and cash equivalents	113,437,465	544,589,585	488,645,358
Cash and cash equivalents incorporated by acquisition of companies (See Notes 4.f))	1,574,961	2,052,951,267	—
Cash at the end of the year (1) (See Note 2,22)	4,413,569,171	2,628,891,874	2,176,677,204

(1) Includes:
Cash and banks	3,467,829,384	1,246,653,024	1,765,860,661
Investments with a maturity not exceeding three months	945,739,787	1,382,238,850	410,816,543

The accompanying notes are an integral part of these consolidated financial statements

Cablevisión S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 y 2015

(In Pesos)

NOTE 1 - GENERAL INFORMATION

Cablevisión S.A. (“Cablevisión” or the “Company”) was organized on April 5, 1979, to engage in the business of installing, operating and developing supplementary broadcasting services.

The main business of the Company and certain of its subsidiaries consists in operating cable television networks in several locations in Argentina and Uruguay and in the provision of telecommunication services.

Cablevisión is the largest multiple system operator (“MSO”) in Argentina and one of the largest in Latin America. A MSO is a company that owns multiple cable systems in different locations under the control and management of a single, common organization.

The Company provides pay television services pursuant to of licenses issued by the Federal Broadcasting Committee (Comité Federal de Radiodifusión or “COMFER”) and telecommunication services pursuant to of licenses issued by the Secretary of Communications (“Secom”).

NOTE 2 - BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

2.1. Basis of preparation

The Comisión Nacional de Valores (Argentine Securities Commission or “CNV”), by means of General Resolutions No. 562/09 and No. 576/10, has ordered the application of Technical Pronouncements (“TP”) No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“Federación Argentina de Consejos Profesionales de Ciencias Económicas” or “FACPCE”). Such Pronouncements adopt the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for entities that are subject to the public offering regime of Law No. 26831, because they have either listed their shares or notes, or because they have requested authorization to be included under such regime. The FACPCE issues so-called Adoption Letters for the enforcement of IASB pronouncements in Argentina.

These consolidated financial statements of the Company for the year ended December 31, 2017 presented on a comparative basis, have been prepared in accordance with IFRS. Some additional matters were included as required by the Argentine General Companies Law (Ley General de Sociedades, or “LGS” for its Spanish acronym) and/or CNV regulations, including, the supplementary information set forth under the last paragraph of Section 1, Chapter III, Title IV of General Resolution No. 622/13. That information is included in the Notes to these consolidated financial statements, as provided under IFRS and CNV standards. The consolidated financial statements have been prepared in accordance with the accounting policies of the Company, that are based on the IFRS issued by the IASB and the interpretations issued by the Interpretations Committee of the International Financial Reporting Standards (“IFRIC”).

These consolidated financial statements have been prepared on the basis of historical cost, except for the valuation of financial instruments. In general, historical cost is based on the fair value of the consideration given in exchange for the net assets.

International Accounting Standard (IAS) 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity that reports in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet closing date of the reporting period and details a series of factors that may indicate that an economy is hyperinflationary. Pursuant to the guidelines of IAS 29, there is not enough evidence to conclude that Argentina was a hyperinflationary economy in 2017 and, therefore, the Company did not apply the restatement criteria to the financial information for the years reported as established under IAS 29.

The attached consolidated information, approved by the Board of Directors of the surviving company Telecom Argentina S.A. in its meeting of March 7, 2018, is presented in pesos (Ps.), the currency of legal tender in Argentina, and has been prepared on the basis of the accounting records of Cablevisión and its controlled companies.

Certain figures reported in the financial statements for the year ended December 31, 2016 were reclassified for comparative purposes with this year.

2.2. Standards and Interpretations issued but not adopted to date

The Company has not adopted the IFRS or revisions of IFRS detailed below, since their application is not required for the year ended December 31, 2017:

- IFRS 9 Financial Instruments: Issued in November 2009 and amended in October 2010 and July 2014, IFRS 9 introduces new requirements for the classification and measurement of financial assets and liabilities and for their derecognition. Said standard is applicable to the years beginning on or after January 1, 2018.

Upon conducting an analysis of the accounting standard, the Company identified that the main impact would be on the accounting policy concerning the allowance for bad debts on trade receivables from the Cable Television, Internet Access and IDEN Telephony segments, as a result of the application of the model called “expected losses”. The estimated effect of initial applying the accounting standard as of January 1, 2018 is an increase in the amount of the allowance for approximately Ps. 70.5 million.

- IFRS 15 “Revenue from ordinary activities under contracts with customers”: Issued in May 2014 and applicable to years beginning on or after January 1, 2018. It specifies how and when revenue will be recognized, as well as the additional information to be disclosed by the Company in the financial statements. The standard provides a single, principles-based five-step model to be applied to all contracts with customers.

Upon conducting an analysis of the accounting standard, the Company has not identified significant impacts on the recognition of revenues from contracts with customers.

- IFRS 16, “Leases”: Issued in January 2016. It establishes principles for the recognition, measurement, presentation and disclosure of leases. This standard applies to years beginning on or after January 1, 2019. As of the date of these Consolidated Financial statements, the Company cannot estimate its quantitative and qualitative impact because it is analyzing the corresponding accounting effects.

2.3. Standards and Interpretations issued adopted to date

As of the date of these consolidated financial statements no new standards have been issued having a significant impact on the Company in the current year.

2.4. Basis of consolidation

These consolidated financial statements incorporate the financial statements of Cablevisión and the companies and joint ventures (“Interests in Joint Operations”, Note 2.7) controlled by the Company. Control is presumed to exist when the Company has a right to variable returns from its interest in a subsidiary and has the ability to affect those returns through its power over the subsidiary. This power is presumed to exist when it is evidenced by the voting rights, be it that the Company has the majority of voting rights or potential voting rights currently exercised.

The subsidiaries are consolidated from the date on which the Company assumes control over them and are excluded from consolidation on the date control ceases. Additionally, these financial statements incorporate the companies mentioned in 2.4.1.

For consolidation purposes, intercompany transactions and balances between the Company and its consolidated companies have been eliminated. Unrealized net income has also been eliminated. Below is a detail of the most significant consolidated subsidiaries, as well as the percentage of direct and indirect interest in the capital stock and votes of each of them as of the dates indicated:

		Participation rate in the share capital and votes
Subsidiary	Country	12.31.2017	12.31.2016

Pem S.A.	Argentina	100	100

CV Berazategui S.A.	Argentina	70	70

Cable Imagen S.R.L. (2)	Argentina	100	100

Televisión Dirigida S.A.	Paraguay	100	100

Adesol S.A. (1)	Uruguay	100	100

Ultima Milla S.A.	Argentina	100	100

Nextel Communications Argentina S.R.L. (“Nextel”) (3)	Argentina	—	100

AVC Continente Audiovisual S.A. (4)	Argentina	60	40

Inter Radios S.A. (4)	Argentina	100	—

(1)              Includes interests in special purpose entities, to wit: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.

(2)              Data on the issuer arising from non-accounting information.

(3)              Companies absorbed by merger with effect as of Octorber 1, 2017 (See Note 4 c)).

(4)              From the fourth quarter of 2017, the company has proceeded to consolidate assets and liabilities the investment in Inter Radios S.A. and AVC Continente Audiovisual S.A.
(See note 4.f))

The financial statements of subsidiaries used for consolidation purposes bear the same closing date as these consolidated financial statements, cover the same periods, and have been prepared using exactly the same accounting policies as those used by the Company, which are described in the notes to the financial statements, or adjusted as applicable.

The Company considers those transactions executed with non-controlling companies that do not result in a loss of control as transactions among shareholders. A change in the equity interests held by the Company is considered as an adjustment in the book value of controlling interests and non-controlling interests to reflect the changes in their relative interests. The differences between the amount for which non-controlling interests are adjusted and the fair value of the consideration paid or received and attributed to the shareholders of the controlling company will be directly recognized in equity under a specific reserve under the equity attributed to the parent company.

2.4.1. Consolidation of Structured Entities

The Company, through one of its subsidiaries, has executed certain agreements with other companies for the purpose of rendering, on behalf of and by order of such companies, certain installation services, collections, administration of subscribers, marketing and technical assistance, financial and general business advising with respect to cable television in Uruguay. In accordance with IFRS 10 “Consolidated financial statements”, these consolidated financial statements include the assets, liabilities and results of these companies. Since the Company does not hold an interest in these companies, the offsetting entry of the net effect of the consolidation of the assets, liabilities and results of these companies is disclosed in the line-items “Equity attributable to non controlling interests” and “Net income attributable to non controlling interests”.

2.5. Business combinations

The Company applies the acquisition method of accounting for business combinations. The consideration for each acquisition is measured at fair value (on the date of exchange) of the assets assigned, the liabilities incurred or assumed and the equity instruments issued by the Company in exchange for the control of the acquired company. The costs related to the acquisition are expensed as incurred.

Consideration for the acquisition includes any asset or liability arising from a contingent consideration arrangement, if any, measured at fair value at the acquisition date. Subsequent changes to such fair value, verified during the measurement period, are adjusted against the acquisition cost.

The identifiable assets, liabilities and contingent liabilities of the acquired company that meet the conditions for recognition under IFRS 3 (2008) are recognized at fair value at the acquisition date, except for certain particular cases provided by such standard.

Any excess of the acquisition cost over the Company’s share in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or associate measured at the acquisition date is recognized as goodwill. Any excess of the Company’s share in the net fair value of the identifiable assets, liabilities and contingent liabilities over the acquisition cost, after measurement thereof at fair value, is immediately recognized in net income.

The acquisition cost comprises the consideration transferred, the amount of any non controlling interest and the acquisition-date fair value of the acquirer’s previously-held equity interest in the acquiree, if any.

The Company initially recognizes any non controlling interest as per its share in the amounts recognized for the net identifiable assets of the acquiree.

2.6.    Investments in associates

An associate is an entity over which the Company has significant influence, without exercising control, generally accompanied by a 20%-50% holding of the voting power.

The associate’s net income, assets and liabilities are disclosed in these financial statements using the equity method. Under the equity method, the investment in an associate is to be initially recorded at cost, and the book value will be increased or decreased to recognize the investor’s share in the comprehensive income for the year or in the other comprehensive income obtained by the associate after the acquisition date. Any distributions received from the associate will reduce the book value of the investment. The investment in the Company’s associates includes the goodwill identified in the acquisition, net of any impairment losses.

Any excess of the acquisition cost over the Company’s share in the net fair value of the associate’s identifiable assets, liabilities and contingent liabilities measured at the acquisition date is recognized as goodwill. Goodwill is included in the book value of the investment and tested for impairment as part of the investment. Any excess of the Company’s share in the net fair value of identifiable assets, liabilities and contingent liabilities over the acquisition cost, after its measurement at fair value, is immediately recognized in net income.

Unrealized gains or losses on transactions between the Company (and its subsidiaries) and the associates are eliminated considering the Company’s interest in the associates.

Where necessary, adjustments were made to the associates financial statements so that their accounting policies are in line with those used by the Company.

Investments in companies in which the Company does not have control or significant influence have been valued at cost, which does not differ significantly from their fair value.

Transactions with the non-controlling interest that do not result in a loss of control are registered as asset transactions, i.e. as transactions with the owners in their capacity as such. The difference between the fair value of the consideration paid and the part of such consideration that corresponds to the book value of the subsidiary’s net assets that underlie the acquired shares, is registered in equity. Gains or losses on sales to non controlling interests are also registered in equity.

When the Company ceases to have control, any interest retained in the entity is once again measured at its fair value as of the date on which it loses control, and the change in book value is registered in results. The fair value is the initial value for the purpose of the later registration of the retained interest as an associated company, joint arrangements or financial asset. In addition, the amounts previously recognized as other comprehensive income in respect of such entity are registered as if the Company had directly transferred the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified as income.

2.7.    Interests in joint operations

A joint operation is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control, i.e., when the financial strategy and operating decisions related to the company’s activities require the unanimous consent of the parties sharing control.

In the case of joint business arrangements executed through Uniones Transitorias de Empresas (“UTE”), considered jointly controlled operations under IFRS 11, the Company recognizes in its financial statements on a line-by-line basis, the jointly controlled assets, liabilities and net income, subject to joint control in proportion to its share in such arrangements. Cablevisión indirectly holds a 50% interest in the UTE Ertach — Cablevisón (See Note 34).

2.8.    Goodwill

Goodwill arises from the acquisition of subsidiaries and refers to the excess of the cost of acquisition over the net fair value at the date of the acquisition of the identifiable assets acquired and liabilities assumed. The Company initially recognizes any non-controlling interest as per its interest percentage in the amounts recognized for the net identifiable assets of the acquired company.

Goodwill is tested for impairment annually or more often if there is any evidence of impairment. To test for impairment, goodwill is allocated to each of the Company’s cash-generating units that are expected to provide benefits from the synergies of the respective combination. If the recoverable value of the cash-generating unit, i.e. the higher of the value in use or the fair value net of selling expenses, is lower than the value of the net assets allocated to that unit, including goodwill, the impairment loss is first allocated to reduce the goodwill allocated to the unit and then to the other assets of the unit, on a pro rata basis, based on the valuation of each asset in the unit. The impairment loss recognized against the valuation of goodwill is not reversed under any circumstance.

As of December 31, 2017, goodwill has not suffered any impairment.

2.9.    Revenue recognition

Sales of subscriptions for cable, Internet, IDEN telephony and other services are recognized as revenues for the year in which the services are rendered.

Revenues from the installation of these services are accrued over the average term during which clients maintain their subscription to the service. Advertising sales revenues are recognized in the period in which advertising is published or broadcast.

Revenues from transactions that include more than one item have been recognized separately to the extent they have commercial substance on their own. The amount of revenues allocated to each item is based on its fair value, which is assessed or estimated at market value (See Note 36).

Revenues from the sale of assets are recognized only when the risks and benefits arising from the use of the disposed assets have been transferred, the amount of revenues may be fairly estimated, and the Company is probable to obtain economic benefits.

Installment sales are recognized at the value of future income discounted at a market rate assessed at the beginning of the transaction.

2.10.         Leases

A lease is classified as a financial lease when the terms of the lease transfer to the lessee substantially all the risks and benefits inherent to ownership. All other leases are classified as operating leases.

Assets held under financial leases are recognized at the lower of the fair value of the Company’s leased assets at the beginning of the lease term, or the present value of the minimum lease payments. The liability held with the lessor is included in the consolidated financial statement as an obligation in line-item “Bank and financial debt”.

Lease payments are allocated between the finance charge and the reduction of the liabilities under the lease so as to achieve a constant interest rate on the outstanding balance. Financial expenses are charged to results during the period of the lease.

Assets held under financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Operating leases are charged to income on a straight-line basis over the term of the lease.

2.11.   Foreign currency and functional currency

The individual financial statements of each of the entities consolidated by the Company are prepared in the currency of the primary economic environment in which the entity operates (its functional currency). For the purposes of the preparation of consolidated financial statements, the net income and financial position of each entity are expressed in Argentine pesos (Argentina’s legal tender for all companies domiciled in Argentina), which is the Company’s functional currency and the reporting currency of the consolidated financial statements. The functional currencies of Uruguayan and Paraguayan companies are the Uruguayan peso and the Guaraní, respectively.

In preparing the financial statements of individual entities, transactions in currencies other than the entity’s functional currency (foreign currency) are recorded at the exchange rates prevailing on the dates on which transactions are carried out. At the end of each reporting period, monetary items denominated in foreign currency are retranslated at the exchange rates prevailing on such dates. Exchange differences are charged to net income as incurred.

In preparing the Company’s consolidated financial statements, asset and liability balances of the entities with functional currencies other than the Argentine peso, expressed in their own functional currency (Uruguayan peso and Guaraní), are translated into pesos at the exchange rate prevailing at the end of the period, while net income is translated at the exchange rate prevailing on the transaction date. Exchange differences are recognized in other comprehensive income as “Variation in translation differences of foreign operations”, and in the Consolidated Statement of Changes in Equity they are presented under “Other reserve”.

2.12.   Current and deferred income tax

The income tax charge reflects the sum of the current and deferred income tax.

Current and deferred income tax is recognized as income or expense for the year, except where it relates to items credited or debited in other comprehensive income or equity, in which case the tax is also recognized in other comprehensive income or directly in equity, respectively. In the case of a business combination, the tax effect is taken into account in the calculation of goodwill or in the determination of the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

Current tax payable is based on the taxable income recorded during the year. Taxable income and net accounting income differ due to revenue or expense items that are taxable or deductible in other periods and items that are never taxable or deductible. The Company’s current tax liability is calculated using the tax rate in effect as of the date of the financial statements. The current tax charge is calculated based on the tax rules effective in the countries where consolidated entities operate.

Deferred tax is recognized on temporary differences between the book value of the assets and liabilities included in the financial statements and the corresponding tax bases used to determine taxable income. Deferred tax liabilities are generally recognized for all temporary tax differences. Deferred tax assets are recognized, for all deductible temporary differences, to the extent that it is probable that future taxable income will be available against which to charge such deductible temporary differences. These assets and liabilities are not recognized if the temporary differences arise from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that does not affect the taxable or accounting income.

The book value of a deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available in the future to allow for the recovery of all or part of the asset.

Deferred taxes are recognized on temporary differences arising from investments in subsidiaries and associated companies, except for those deferred tax liabilities for which the Company may control the date on which temporary differences will revert and which are not probable to revert in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applicable in the period in which the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the way in which the entity expects, at the end of the reporting period, to recover or settle the book value of its assets and liabilities.

Deferred tax assets are offset against deferred tax liabilities if effective regulations allow to offset, before the tax authorities, the amounts recognized in such items, and if deferred tax assets and liabilities arise from income taxes levied by the same tax authority and the Company intends to settle its assets and liabilities on a net basis.

Under IFRS, deferred tax assets and liabilities are classified as non current assets and liabilities, respectively.

2.12.1. Tax on assets

In Argentina, the tax on assets (“impuesto a la ganancia mínima presunta”) is complementary to income tax. The Company assesses this tax at the effective rate of 1% on the taxable assets at year-end. The Company’s tax liability for each year will be equal to the higher of the tax on assets assesments or the income tax liability assessed at the legally effective rate on the estimated taxable income for the year. However, if the tax on assets exceeds the income tax liability in any given fiscal year, such excess may be creditable against any excess of income tax liability over the tax on assets in any of the following ten fiscal years.

The balance of the tax on assets has been capitalized in the consolidated financial statements for the amount estimated to be recoverable within the terms provided under the applicable statute of limitations based on the current business plans of controlled companies.

2.12.2. Tax Reform and Tax Consensus - Laws No. 27,429, No. 27,430 and No. 27,432

2.12.2.1. Tax Reform

On December 29, 2017, the Executive Branch enacted Law No. 27,430, which establishes a comprehensive reform of the tax system effective as from 2018.

The Law introduces, among other things, changes to income tax (both corporate and personal), Value Added Tax (“VAT”), excise taxes, employer’ social security contributions, the tax procedure regime and the criminal tax regime.

The main changes that have an impact on corporate taxes are the following:

2.12.2.1.1. Income Tax

Changes to corporate income tax rate and withholding tax on distributed dividends

The Law reduces the corporate income tax rate from 35% to 30% for fiscal years beginning on or after January 1, 2018 up to and including December 31, 2019, and to 25% for fiscal years beginning on or after January 1, 2020.

In addition, the Law establishes a withholding tax regime on distributed dividends: at a rate of 7% for distributions of profits generated during fiscal years beginning on or after January 1, 2018 up to and including December 31, 2019, and at a rate of 13% for distributions of profits generated during fiscal years beginning on or after January 1, 2020.

Profits generated during fiscal years ended until December 31, 2017 will not be subject to withholding at the time of their distribution.

The new withholding rates apply only to distributions made to shareholders who are Argentine resident individuals and to nonresident shareholders.

Additionally, the Law repeals the “equalization tax” (i.e., 35% withholding on dividend distributions exceeding accumulated taxable income) for distributions of profits generated during fiscal years beginning on or after January 1, 2018.

Gain/Loss on purchase-sale of shares.

The Law maintains the 15% capital gains tax rate for Argentine resident individuals or foreign beneficiaries (in the case of foreign beneficiaries, it is calculated on the presumed net gain equal to 90% of the sale price). In the case of local legal entities, the Law establishes a general rate of 30% for fiscal years 2018 and 2019, and 25% for the following years.

In the case of individuals residing in Argentina, however the results derived from transfers of shares are exempted from income tax to the extent that the transfer consitst in a public placement authorized by the CNV or that the transactions were carried out in markets authorized by that agency under segments that guarantee price/time priority and by crossing of offers (such as the shares of Telecom Argentina S.A.) or carried out through a public tender offering and/or exchange authorized by the CNV.

The foregoing exemption will also be applicable to foreign beneficiaries to the extent that said beneficiaries do not reside in and the funds do not come from non-cooperative jurisdictions. In the case of foreign beneficiaries, the exemption will also be applicable, among other things, to income from depositary recepts issued abroad representing share, suchs as American Depositary Receipts (“ADRs”), provided that the underling shares have been issued by entities domiciled in Argentina.

Optional asset revaluation regime for tax purposes.

The Law established, on a general basis, the adjustment for inflation of the cost of several assets -in case of tranfers- and the adjustment for inflation of the amortization of property, plant and equipment, for all the acquisitions or investments made as from January 1, 2018 based on the variation of the Domestic Wholesale Price Index (“IPIM”, for its Spanish acronym) as from that date.

In addition, the Law established an optional regime for the revaluation for tax purposes of assets located in Argentina that generate taxable income. In the case of the Company, the revaluation option is applicable to assets existing as of December 31, 2017. Pursuant to the Law, the new tax value of the assets will be determined by applying a “revaluation factor,” set forth in the Law, according to the calendar year of the asset’s acquisition or construction, to the tax value originally assessed in each year or period of the asset’s acquisition or construction. In the case of real or personal property subject to amortization, the value may be assessed by an appraiser under certain conditions.

The Law imposes a one-time special tax on the amount of the revaluation such tax is not deductible form income tax. The applicable rate will vary depending on the type of asset.

•                  Real property (qualifying as property, plant and equipment) 8%;

•                  Real property (qualifying as inventories): 15%;

•                  Shares, membership interests and other participations owned by resident individuals: 5%;

•                  All other assets: 10%.

The taxpayer that opts for the special revaluation regime must do so for all the assets that belong to the same category. Once the taxpayer has opted for the special revaluation regime, it is entitleve to calculate its amortization or costs, for income tax, purpose based on the revalued value of the assets. In addition, revalued values will be adjusted for inflation based on the variations of the IPIM as from January 1, 2018.

The Law requires taxpayers that opt for the special asset revaluation regime to waive any judicial or administrative claims for the purpose of requesting the application, for tax purposes, of adjustments of any kind, with respect to the period of the option. Any taxpayers that have filed such claims with respect to fiscal years closed before the Law becomes effective are required to withdraw such claims and rights invoked.

The Company is conducting analyses and calculations in order to assess the convenience of opting for the application of the asset revaluation regime. As of the date of these consolidated financial statements, the regulation of said Law has not still established the term during which taxpayers may opt for said regime.

2.12.2.1.2. Excise Taxes and Tax Collection at Source for the benefit of the Ente Nacional de Alto Rendimiento Deportivo (National Board of High Performance Sports “ENARD” for its Spanish acronym)

The Law also provides for an increase in the effective excise tax rate applicable to mobile telephony services from 4.16% to 5.26%. In addition, the Law repeals the collection at source of the charge imposed for the benefit of the ENARD.

In addition, pursuant to Decree No. 979/2017, as from November 15, 2017, the effective excise tax rate on the sale of imported mobile phones and other wireless networks equipment is reduced from 20.48% to 11.73%. Said rate, pursuant to Law No. 27,430, will decrease gradually until its complete phase out as from January 1, 2024. In the case of goods manufactured in Tierra del Fuego, the rate is set at 0% as from November 15, 2017.

2.12.2.1.3. Tax on Bank Credit and Debits

Pursuant to Law No. 27,432, the National Executive Branch may establish that the percentage of the tax rate on bank credit and debits that to date may not be creditable against income tax be gradually reduced by up to 20% per year as from January 1, 2018. The Executives Banch may provide that, by 2022, it be fully creditable against income tax.

2.12.2.1.4. Social Security

The Law gradually reduces the percentage of employers’ social security contributions paid by large companies from 21% to 19.5% by 2022.

The Law establishes a non-taxable base for calculating employers’ social security contributions of Ps. 2,400 for 2018, which will increase to Ps. 12,000 by 2022. The Law gradually phases out employers’ social security contributions that are creditable against VAT.

2.12.2.2. Tax Consensus

On January 2, 2018, Law No. 27,429 - “Tax Consensus” was published in the Official Gazette. Said Law approves the Tax Consensus entered in to among the National Executive Branch and the representatives of the Provinces and the Autonomous City of Buenos Aires.

The Tax Consensus seeks to harmonize the tax structures of the different jurisdictions to promote employment, investment and economic growth and to promote uniform policies. For such purpose, the National Government, the Provinces and the Autonomous City of Buenos Aires agreed to fulfill certain commitments. Among the commitments undertaken by the Proveinces, the most relevant are with respect to Gross Turnover Tax, the immediate elimination of differential treatments based on the place of business or the location of the taxpayer’s establishment or the location where goods are manufactured and the establishment of exemptions and the application of tax rates that shall not exceed those set forth for each activity and period in the Annex to the Consensus (in the case of communications 5% in 2018, which will decrease to 3% by 2022, and in the case of mobile telephony 7% by 2018, which will decrease to 5% by 2022.). With respect to stamp tax rates, for certain activities and contracts, the establishment of a maximum stamp tax rate of 0.75% as from January 1, 2019, with a gradual decrease until its complete phase out as from January 1, 2022 as well as the repeal of all taxes affecting payroll.

2.13. Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and any accumulated impairment loss.

Depreciation of property, plant and equipment is recognized on a straight line basis over its estimated useful life.

The estimated useful life, the residual value and the depreciation method are reviewed at the end of each year, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

Works in progress are recorded at cost less any recognized impairment loss. Depreciation of these assets, as in the case of other property, begins when the assets are ready for their use.

Repair and maintenance expenses are expensed as incurred.

Borrowing costs that are directly attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of these assets until they are ready for their use or sale, according to IAS 23 (“Borrowing Costs”). The assets for which the borrowing costs are capitalized are those that require a substantial time before being ready for their use.

The gain or loss arising from the retirement or disposal of an asset is calculated as the difference between the income from the sale of the asset and the asset’s book value, and recognized in line-item “Other income and (expenses) net” in the statement of comprehensive income.

The residual value of an asset is written down to its recoverable value if the residual value of the asset exceeds its estimated recoverable value (See Note 2.15).

The value of property, plant and equipment does not exceed its recoverable value at the end of the year.

2.14. Intangible assets

Intangible assets include trademarks, software and other rights, the purchase value of the subscriber portfolio, Radio-Electric Trunking Services License (“SRCE”), links to the public network, radioelectric spectrum and other intangible assets. Accounting policies on the recognition and measurement of such intangible assets are described below.

2.14.1. Intangible assets acquired separately

Intangible assets acquired separately are valued at cost net of all accumulated amortization and impairment losses. Amortization is calculated on a straight-line basis over the estimated useful life of the intangible assets. The Company reviews the useful lives applied, residual values and the amortization method at the end of each year, and accounts the effect of any changes in estimates on a prospective basis.

2.14.2. Intangible assets acquired in a business combination

Intangible assets acquired in a business combination (subscriber portfolio, SRCE license, links to the public network and radioelectric spectrum) are identified and recognized separately with respect to goodwill when they meet the definition of intangible assets and their fair value can be measured reliably. Such intangible assets are recognized at fair value at the acquisition date.

After initial recognition, the intangible assets acquired in a business combination are valued at cost net of accumulated amortization and impairment losses, on the same basis as intangible assets acquired separately. Amortization is calculated using the straight-line method over their estimated useful lives.

2.14.3. Information systems projects

Costs relating to the development or maintenance of computer software are generally registered as expenses as incurred. However, costs directly relating to the development, acquisition and implementation of information systems are registered as intangible assets if certain conditions are met, including their technological feasibility, the Company’s intention to complete the development of the intangible asset and its probable future benefits.

After initial recognition, internally developed intangible assets are valued at cost net of accumulated amortization and impairment losses, on the same basis as intangible assets acquired separately.

Such assets are included under the column “software” (See Note 14).

2.15. Impairment of non financial assets except goodwill

At the end of each financial statement, the Company tests for impairment the book value of its non financial assets with a finite useful life. If there is any sign of impairment, the recoverable value of the assets is assessed in order to determine the impairment loss (in the event the recoverable value is lower than the book value). When it is not possible to assess the recoverable value of an individual asset, the Company estimates the recoverable value of the cash generating unit (“CGU”) to which such asset belongs. When a consistent and reasonable allocation basis may be identified, corporate assets are also allocated to an individual cash generating unit, or otherwise, they are allocated to the smallest group of cash generating units for which a consistent allocation basis may be identified.

An asset’s recoverable value is the higher of its fair value less its selling expenses or its value in use.

In the determination of the value in use, estimated future cash flows are discounted at their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and, if any, the risks specific to the asset for which estimated future cash flows have not been adjusted.

Assets with an indefinite useful life (e.g., non financial assets unavailable for use) are not amortized, but are tested for impairment on an annual basis. No impairment losses have been registered during the year.

Non-financial assets, except for goodwill, for which an impairment loss was recorded, are tested at the end of each year for a possible reversal of such impairment.

2.16. Inventories

Inventories have been valued at acquisition cost, in the customary purchase conditions for the Company, net of the allowance for impairment. Such allowance is calculated based on the recoverability analysis done by the Company at the end of the year by comparing cost with net realization value, i.e. the estimated cash selling price in the ordinary course of business less the necessary cost to make such sale. The cost of inventories is determined using the weighted average price method. The value of inventories does not exceed their recoverable value at the end of the year.

2.17. Other assets

The assets included in this line-item have been valued at their acquisition cost.

Investments denominated in foreign currency subject to restrictions on disposition under financial covenants have been valued at face value plus interest accrued as of the end of each year.

2.18. Provisions and other charges

Provisions for lawsuits and contingencies and accrual for asset retirement are recognized when the Company has a present obligation (whether legal or constructive) as a result of a past event, the Company is probable to require an outflow of resources to settle such obligation, and when the amount of the obligation can be reliably estimated.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account relevant risks and uncertainties. Where a provision is measured using the estimated cash flow necessary to settle the present obligation, its book value represents the present value of such cash flow.

Where some, all or a portion of the resources required to settle a provisioned liability are expected to be recovered, an account receivable is recognized as an asset, if it is virtually certain that the disbursement will be received and the amount of the account receivable may be reliably measured.

In estimating its obligations, the Company takes into consideration the opinion of its legal advisors.

2.19. Financial instruments

2.19.1. Financial assets

Purchases and sales of financial assets are recognized at the transaction date when the Company undertakes to purchase or sell the asset, and are initially measured at fair value, plus transaction costs, except for those financial assets classified at fair value with changes in the statement of income, which are initially measured at fair value.

2.19.1.1. Classification of financial assets

Financial assets are classified within the following specific categories: “financial assets at fair value with changes in the net income” and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined upon initial recognition.

2.19.1.2. Recognition and measurement of financial assets

2.19.1.2.1. Financial assets at fair value with changes in net income

Financial assets at fair value with changes in net income (mainly mutual funds) are recorded at fair value, recognizing any gain or loss arising from any re-measurement in the consolidated statement of comprehensive income. The net gain or loss recognized in net income includes any gain or loss generated by the financial asset and is included in the income or financial cost line-item, as appropriate, in the consolidated statement of comprehensive income.

The fair value of these assets is calculated based on the current quoted market price of these instruments.

2.19.1.2.2. Loans and receivables

Loans and trade receivables with fixed or determinable payments that are not traded in an active market are classified as “trade receivables and other receivables”. Trade receivables and other are initially measured at fair value plus transaction costs, and subsequently measured at amortized cost using the effective interest rate method, less any impairment, if applicable. Interest income is recognized using the effective interest rate method, except for short-term balances for which the recognition of interest is not significant.

2.19.1.3. Impairment of financial assets

The Company tests financial assets for impairment at each closing date to assess if there is any objective evidence of impairment. The value of a financial asset or group of assets is impaired, and impairment losses are recognized, only when there is objective evidence of the impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event or events have an impact on the estimated future cash flows of the financial asset or group of assets that can be measured reliably.

Objective evidence of impairment may include, among other things, material financial difficulties of the issuer or obligor, or breach of contractual terms, such as default or delinquency in interest or principal payments.

For certain categories of financial assets, such as loans and receivables, assets that are not impaired on an individual basis are tested for impairment on a collective basis. The objective evidence of impairment of a receivable portfolio includes the Company’s past collection record, an increase in delinquent payments, as well as changes in the local economic situation affecting the recoverability of receivables.

Where there is objective evidence of an impairment loss in the value of loans granted, receivables or held-to-maturity investments recorded at amortized cost, the loss amount is measured as the difference between the book value and the present value of estimated future cash flows (excluding future non-incurred losses), discounted at the financial asset’s original effective interest rate. The book value of the asset is written down under a contra-account. The loss amount is recorded in the result of the period.

If in subsequent periods the impairment loss amount decreases and such decrease may be objectively related to an event subsequent to the recognition of the impairment (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed. A loss reversal can only be recorded to the extent the financial asset’s book value does not exceed the amortized cost that would have been determined if the impairment loss had not been recorded at the reversal date. The reversal amount is recognized in the net income for the year.

2.19.1.4. Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights over such asset’s cash flows have expired or when it has transferred the financial asset and, therefore, all the risks and benefits inherent to the ownership of the asset have been transferred to another entity. If the Company retains substantially all the risks and benefits inherent to the ownership of a transferred asset, it shall continue to recognize it and it will recognize a liability for any amounts received.

2.19.2.   Financial liabilities

Financial liabilities, except for derivatives, are valued at amortized cost using the effective interest rate method.

2.19.2.1. Bank and financial debt

Bank and financial debts are initially valued at their fair value net of any incurred transaction costs, and subsequently valued at amortized cost using the effective interest rate method. Any difference between the initial value net of transaction costs and the settlement value is recognized in results over the term of the loan using the effective interest rate method. Interest expense has been allocated to the line-item “Financial costs” in the consolidated statement of comprehensive income, except for the portion allocated to works in progress, which are recorded in line-item “Property, plant and equipment” in the consolidated financial statement.

2.19.2.2. Accounts and others payable

Accounts payables with fixed or determinable payments are classified as “accounts and others payable”. Accounts payable are initially measured at fair value, and subsequently measured at amortized cost using the effective interest rate method. Interest expense is recognized using the effective interest rate method, except for short-term balances where interest recognition is not material.

2.19.2.3. Derecognition of financial liabilities

The Company shall derecognize a financial liability (or part of it) when it is extinguished, i.e. when the obligation specified in the relevant contract is either discharged, cancelled or expires.

2.19.3. Derivatives and hedge accounting

The Company executes certain financial instruments to hedge its exposure to exchange rate risks.

Derivatives are initially recognized at fair value at the date of execution of the related contract and subsequently re-measured at fair value at the end of the reporting period. The resulting gain or loss is immediately recognized in net income, unless the derivative is designated as a hedging instrument, in which case, the timing for its recognition will depend on the nature of the hedging relationship. The Company uses certain derivatives to hedge the fair value of its recognized liabilities (fair value hedge).

The Company documents at the beginning of the transaction the relationship existing between the hedging instruments and the hedged items, as well as its risk management objectives and the strategy to implement hedge transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, of the high effectiveness of its hedging transactions to offset the changes in the fair value of the hedged items.

The fair value of a hedging derivative is classified as a non current asset or liability if the hedged item matures in more than 12 months, and as a current asset or liability if the hedged item matures within 12 months.

2.19.3.1. Fair value hedge

Changes in the fair value of derivatives designated and classified as fair value hedges are charged to net income, together with any change in the fair value of a hedged liability attributable to the hedged risk. The Company only applies fair value hedge accounting to cover exchange rate fluctuations of the liabilities it holds in foreign currency. The gain or loss relating to the effective portion of foreign currency forward contracts is charged to net income under financial costs. The gain or loss related to the ineffective portion, if any, is charged to net income as other income and expenses, net. Changes in the fair value of the Company’s hedged liabilities denominated in foreign currency, attributable to the risk described above, are charged to net income under financial costs.

2.19.4. Debt refinancing - restructuring

Liabilities arising from the restructuring of Cablevisión’s financial debt have been initially valued at their fair value and will be subsequently measured at the amortized cost using the effective interest rate method.

2.20. Other payables

Other payables have been valued at their nominal value.

2.21. Capital

Ordinary shares are classified as equity (See Note 22).

2.22. Consolidated Statement of Cash Flows

For the purpose of preparing the statement of cash flows, “cash and cash equivalents” includes cash and bank balances, certain high liquidity short-term investments (with original maturity of less than 90 days), after deducting bank overdrafts payable on demand, to the extent they are an integral part of the Company’s cash management.

Bank overdrafts are classified in line-item “Bank and financial debt” in the consolidated financial statement.

Cash and cash equivalents at the end of each year, as disclosed in the consolidated statement of cash flows, may be reconciled against the items related to the financial statement, as follows:

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Cash and banks	3,467,829,384	1,246,653,024	1,765,860,661
Investments:
Fixed-term deposit	22,381,382	37,585,831	20,289,303
Mutual funds	917,363,844	1,247,054,027	390,527,240
Other placements	5,994,561	97,598,992	—
Cash and cash equivalents	4,413,569,171	2,628,891,874	2,176,677,204

For the year ended December 31, 2017 and 2016, the following transactions were carried out and did not have an impact on cash and cash equivalents:

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Settlement of dividends receivable by way of setoff against Debt with Related Parties	8,400,000	17,000,000	12,000,000
Settlement of derivative financial instruments with guarantee deposits	—	—	1,100,400
	8,400,000	17,000,000	13,100,400

2.23. Distribution of dividends

The distribution of dividends to the Company’s shareholders is recognized as a liability in the financial statements for the year in which the dividend distribution is approved by the Meeting of Shareholders.

2.24. Segment information

The Board of Directors is the main operating decision maker of the Company. Management has defined operating segments considering the internal information regularly reviewed by the Board of Directors to allocate resources and assess their performance. On this basis, the geographical regions Argentina and Other Countries have been identified as segments. The Other Countries region does not meet the minimum levels required by standards for its separate presentation. For this reason, the Argentina and Other Countries segments have been combined in a single reportable segment.

Until the year ended December 31, 2015, the services and goods provided by the Company and its subsidiaries correspond to a single business segment, considering their nature, the risks involved in their provision, the distribution processes and the unified customer base. As of the year ended December 31, 2016, and as a result of the acquisition of Nextel, the Company has incorporated the IDEN telephony business.

The Company measures its performance using EBITDA, defined as earnings before income taxes, financial results, depreciation and amortization and the result of the Company’s interests in other companies. The internal information reviewed by the Board of Directors is prepared pursuant to effective accounting standards, except for the recognition of the earnings relating to installations of the cable and internet service as sales, the recognition of transactions including separable elements, which are considered on the basis of their billing and the non consolidation of special purpose entities.

NOTE 3 - ACCOUNTING ESTIMATES AND JUDGMENTS

In the application of the Company’s accounting policies described in Note 2, the Company has to make judgments and prepare accounting estimates of the value of assets and liabilities that may not be obtained from other sources. The estimates and related assumptions are based on historical experience and other relevant factors. Actual results could differ from such estimates.

Underlying estimates and assumptions are continually reviewed. The effects of the review of accounting estimates are recognized for the period in which estimates are reviewed.

These estimates basically refer to:

Fair value measurement of certain financial instruments

The fair value of a financial instrument is the amount for which it could be purchased or sold between knowledgeable willing parties, in an arm’s length transaction. If there is a quoted market price available for an instrument in an active market the fair value is calculated based on that price.

If there is no quoted market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments, or, otherwise, on the basis of valuation techniques regularly used in financial markets. The Company uses its judgment to select a variety of methods and makes assumptions on the basis of market conditions at closing.

The methodology used for the measurement of the fair value of certain financial instruments is more fully described in Note 2.19.

Allowance for bad debts

The Company calculates the allowance for bad debts for debt instruments that are not valued at fair value taking into account the past uncollectibility record and other circumstances known at the time of calculation.

Impairment losses of certain assets other than receivables (including property, plant and equipment and intangible assets)

Certain assets, including property, plant and equipment and intangible assets are tested for impairment. The Company records impairment losses when it estimates that there is objective evidence thereof or when the cost of such losses will not be recovered through future cash flows. The evaluation of what constitutes impairment is a matter of significant judgment. Impairment of the value of non financial assets is more fully described in Note 2.15.

Recognition and measurement of deferred tax items

As set forth in Note 2.12, deferred tax assets are only recognized for temporary differences to the extent it is probable that each entity, on an individual basis, will have sufficient future taxable income against which to apply the deferred tax assets. Tax loss carryforwards from prior years are only recognized when it is probable that each entity shall have sufficient future taxable income against which they can be used.

Pursuant to effective regulations, the use of the subsidiaries’ tax credits is based on a projection analysis of future income.

The Company examines the recoverable value of the deferred tax assets based on its business plans and books a valuation allowance, if applicable, so that the net position of the deferred tax asset will reflect its probable recoverable value.

Impairment of goodwill

The Company assesses goodwill for impairment on an annual basis. In determining if there is impairment of goodwill, the Company calculates the value in use of the cash generating units to which it has been allocated. The calculation of the value in use requires the entity to determine the future cash flows that should arise from the cash generating units and an appropriate discount rate to calculate the present value.

At the end of the year there were no impairment losses of goodwill.

Provisions for lawsuits and contingencies

The elements taken into consideration for the calculation of the provisions for lawsuits and contingencies are determined based on the present value of the estimated costs arising from the lawsuits brought against the Company.

In estimating its obligations, the Company takes into consideration the opinion of its legal advisors.

Determination of the useful lives of property, plant and equipment and intangible assets

The Company reviews the reasonableness of the estimated useful lives of property, plant and equipment and intangible assets at the end of each year.

Estimated useful lives this year do not differ from those estimated in prior years.

Determination of the fair value of assets acquired in business combinations

See accounting policies described in Note 2.5.

NOTE 4 - ACQUISITION OF COMPANIES AND COMPANY´S REORGANIZATION PROCESSES

a) On September 10, 2015, the Board of Directors of the Company approved the assignment of the rights and obligations held by Grupo Clarín S.A. (“Grupo Clarin”) under an offer it had submitted to NII Mercosur Telecom, S.L.U. and NII Mercosur Móviles, S.L.U. (hereinafter, the “Sellers”) for the acquisition of 49% of the capital stock of Nextel and an option to acquire, together with its subsidiary Televisión Dirigida S.A., subject to certain conditions -among them, the regulatory approvals- 51% of the remaining capital stock. The price of the transaction was USD 165 million (out of this amount, USD 80 million accounts for 49% and USD 85 million accounts for 51%) plus the right to collect an additional amount of up to USD 13 million subject to the fulfillment of certain conditions. The offer submitted by Grupo Clarín was subject to the acceptance of the Sellers. On September 11, 2015, the Sellers accepted the offer submitted by Grupo Clarín and, on the same date, the Sellers accepted the assignment of the rights under such offer in favor of Cablevisión, offering Cablevisión the acquisition of 49% of the capital stock of Nextel and the option to acquire the remaining 51%. In order to guarantee the rights and obligations under the offer, the capital stock owned by NII Mercosur Móviles, S.L.U. was pledged (subject to registration with the Public Registry of Commerce). The transaction was completed on

September 14, 2015 upon payment by the Company and its subsidiary of an aggregate USD 159 million. The companies undertook to create a guarantee fund with the USD 6 million balance, to cover any potential liabilities of Nextel (this fund was set up on October 7, 2015). In addition, upon the fulfillment of certain conditions precedent, on October 1, 2015, the Company paid to the Sellers the additional amount of USD 12.73 million. On June 3, 2016, the assignment of 49% of the capital stock of Nextel in favor of the Company was registered with the Inspección General de Justicia (“Superintendency of Corporations” or “IGJ”). Under the terms of the offer, Nextel would continue to be controlled and operated by the Sellers until the option to acquire the remaining 51% of the capital stock had been exercised.

As of December 31, 2015, the call option was not legally exercisable and the Company could not yet assure that it would obtain the required regulatory authorization. As of December 31, 2015, Cablevisión did not have control over Nextel taking into consideration the elements provided under IFRS 10. Therefore, it did not consolidate Nextel as of such date. In January 2016, the regulatory framework changed and regulatory authorization of the transaction was no longer necessary.

Also, on January 27, 2016, the Company and its subsidiary Televisión Dirigida S.A. decided to exercise the option to acquire the remaining 51% of the capital stock and votes of Nextel, and, consequently, the Company became the holder of 51.4% of the capital stock and votes of Nextel and Televisión Dirigida S.A. became the holder of the remaining 48.6%. To such effect, on the same date, Nextel’s management took notice of the release of the pledge that had been set up to guarantee the rights and obligations under the offer. On July 26, 2016, the IGJ registered the assignment of the remaining 51% of the capital stock (See note 28.4.4.).

On June 30, 2016, the subsidiary Televisión Dirigida S.A. transferred to the Company 392,774,929 membership interests with nominal value of Ps. 1 each and entitled to one vote per membership interest, representing 48.5% of the capital stock of Nextel. Televisión Dirigida S.A. also transferred to PEM 1,000,000 membership interests with nominal value of Ps. 1 each and entitled to one vote per membership interest, representing 0.1% of the capital stock. As a result of these transactions, the shareholders of Nextel hold the following interests: i) Cablevisión became the owner of 809,236,480 membership interests with nominal value of Ps. 1 and entitled to one vote per membership interest, representing 99.90% of the capital stock and votes; ii) PEM S.A. became the owner of 1,000,000 membership interests with nominal value of Ps. 1 and entitled to one vote per membership interest, representing 0.1% of the capital stock and votes. Those transactions were registered with the IGJ on November 25, 2016.

On December 28, 2016, PEM S.A. transferred to Cablevisión 1,000,000 membership interests with nominal value of Ps. 1 each and entitled to one vote per membership interest, representing 0.1% of the capital stock and votes of Nextel. As a result of the assignment of the membership interests described above, Cablevisión became the holder of 810,236,480 membership interests with nominal value of Ps. 1 and entitled to one vote per membership interest, representing 100% of the capital stock and votes of Nextel. The Company has filed with the IGJ the registration of the assignment of the membership interests, which, to date, is pending before that agency.

As of December 31, 2015, the Company concluded the process of allocating the cost of acquisition of 49% of the capital stock of Nextel and calculated a gain from this acquisition of Ps. 316.7 million disclosed under the item “Equity in Earnings from Affiliates and Subsidiaries” of the Consolidated Statement of Comprehensive Income, at year closed on this date, considering that the valuation of its identifiable assets, liabilities and contingent liabilities in proportion to the equity interest acquired, exceeds the acquisition cost.

As of December 31, 2016, the Company concluded the process of allocating the cost of acquisition of 51% of the capital stock of Nextel and calculated a gain from this acquisition of Ps. 114.1 million disclosed under the item “Result for acquisition of companies” of the Consolidated Statement of Comprehensive Income, at year closed on this date, considering that the valuation of its identifiable assets, liabilities and contingent liabilities in proportion to the equity interest acquired, exceeds the acquisition cost (See Note 4 b)).

Below is a detail of the additional information required by IFRS in connection with business combinations, in connection with the transaction that resulted in the assumption by the Company of control over Nextel.

The assets and liabilities recognized as a result of the acquisition are the following (in millions of pesos):

As of the date of acquisition
Cash	1,140.8
Investments	928.7
Trade receivables	386.9
Other receivables	101.2
Inventories	222.2
Non-current other receivables	21.3
Deferred tax asset	167.2
Property, plant and equipment	650.9
Intangible assets	43.3
Account payable and other	(484.2)
Taxes payable	(176.9)
Other payables	(144.2)
Provisions and other charges	(387.8)
Net identifiable assets acquired	2,469.4
Less: Investment as of December 31, 2015	(1,201.0)
Result for acquisition assets acquired	(114.1)
Total consideration transferred	(1) 1,154.3

(1) This figure corresponds to credit derived from the prepayment of the call option.

b) In June 2016, the Company, together with its controlled company Nextel, acquired 100% (97% owned by Nextel and the remaining 3% owned by the Company) of the capital stock of Fibercomm S.A. and Gridley Investments S.A., both owners of 100% of the capital stock of Trixco S.A., holder of licenses for the use of the radioelectric spectrum in the 900 Mhz bands. In addition, Nextel acquired 100% of the capital stock of WX Telecommunications LLC (as conformed to the LGS, WX Telecommunications S.A.U.) and Greenmax Telecommunications LLC (as conformed to the LGS, Greenmax Telecommunications S.A.U), which are the controlling companies of Skyonline Argentina S.A., Netizen S.A., Infotel S.A. and Callbi S.A. among the most important subsidiaries. The latter render wireless telecommunications services and hold licenses for the use of the radioelectric spectrum in the 2.5 Ghz bands. The aggregate price for those transactions was of USD 138.2 million, equivalent to Ps. 2,036 million.

During year ended December 31, 2016, the Company concluded the process of allocating the cost of acquisition of 100% (97% to Nextel and the remaining 3% to the Company) of the capital stock of the companies Fibercomm S.A. and Gridley Investments S.A., both owners of 100% of the equity of Trixco S.A., which resulted in a goodwill derived from the acquisition of Ps. 801.7, million included under the item “Goodwill” in the Consolidated Statement of Financial Position, considering that the valuation of assets, liabilities and contingent liabilities attributable to the percentage of ownership that was acquired, is less than the acquisition cost.

Below is a detail of the additional information required by IFRS in connection with business combinations, in connection with the transaction that resulted in the acquisition of the companies detailed in the previous paragraphs.

The assets and liabilities recognized as a result of the acquisition are the following (in millions of pesos):

As of the date of acquisition
Cash	10.3
Investments	2.1
Trade receivables	5.7
Other receivables	14.1
Non-current other receivables	3.0
Property, plant and equipment	18.5
Intangible assets (1)	1,860.6
Account payable and other	(18.3)
Taxes payable	(9.9)
Other payables	(0.6)
Deferred tax liability	(651.2)
Net identifiable assets acquired	1,234.3
Goodwill	801.7
Total consideration transferred	2,036.0

(1)   Includes radioelectric spectrum.

On March 31, 2017, the Company’s Board of Directors approved the Pre-Merger Commitment executed between the Company, Nextel, Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U., Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A, Eritown Corporation Argentina S.A., Skyonline de Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A., whereby as of the merger date, Cablevisión, in its capacity as absorbing company, will continue with the operations of Nextel, Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U. , Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A, Eritown Corporation Argentina S.A., Skyonline de Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A. (the “Absorbed Companies”) thus generating the corresponding operating, accounting and tax effects. This merger was approved at the Company´s Extraordinary General Shareholders’ Meeting on May 17, 2017. On July 11, 2017, the merger agreement was formalized through a deed.

On September 18, 2017, the National Communications Agency (“ENACOM”) authorized, through Resolution No. 2017-1734 APN ENACOM# MM, the transfer of the registrations, numbering and signposting resources and the authorizations and usage permits of frequencies previously granted to Nextel, Trixco S.A., Callbi S.A., Infotel Argentina S.A., Skyonline de Argentina S.A., Netizen S.A. and Eritown Corporation Argentina S.A. in favor of Cablevisión.

As a result of the above-mentioned corporate reorganization process, the Absorbed Companies dissolved without liquidation and Cablevisión assumed all the activities, receivables, property and all the rights and obligations of the above-mentioned companies, existing on the first day of the month of October 2017 (“Effective Date of the Merger”), or any that may exist or arise due to previous or subsequent acts or activities.

On December 1, 2017, the CNV issued Resolution RESFC-2017-19134-APN-DIR#CNV, whereby it granted the administrative approval of the merger above-mentioned and the File is currently pending before the Public Registry of Commerce of the City of Buenos Aires for the issuance of the certification stamps concerning the dissolution of the Absorbed Companies and the merger of the Company.

On February 23, 2018, the mentioned merger was registered in IGJ under No. 3469, Book 88 Volume — of Stock Companies.

c) On August 16, 2016, the Company’s Board of Directors approved the Pre-Merger Commitment executed between the Company, Copetonas Video Cable S.A., Dorrego Televisión S.A., Fintelco S.A., Indio Rico Cable Color S.A. Primera Red Interactiva de Medios Argentinos (PRIMA) S.A. (“Prima”), Cable Video Sur S.A., Wolves Televisión S.A. and Tres Arroyos Televisora Color S.A., whereby, on the effective date of the merger -October 1, 2016- (“Effective Date of the Merger”), the Company, as absorbing company, continued with the operations of Copetonas Video Cable S.A., Dorrego Televisión S.A., Fintelco S.A., Indio Rico Cable Color S.A.,

Prima, Cable Video Sur S.A., Wolves Televisión S.A. and Tres Arroyos Televisora Color S.A. (the “Absorbed Companies”), thus generating the corresponding operating, accounting and tax effects. As a result of the above-mentioned corporate reorganization process, the Absorbed Companies were dissolved without liquidation. This merger was approved at the Company´s Extraordinary General Shareholders’ Meeting held on Septermber 27, 2016 and on April 20, 2017 it was registered with the Public Registry of Commerce.

In addition, at the Extraordinary Shareholders’ Meeting held on September 27, 2016, the shareholders also unanimously approved: (i) the amendment of Article Three of the Bylaws in order to conform the core business of the Company to the new regulatory framework under Laws Nos. 27,078 and 26,522, and (ii) the amendment of Articles Nine and Ten of the Bylaws in order to eliminate the Executive Committee. Both bylaw amendments are registered in the Public Registry of Commerce.

The Company made a filing with the National Communications Agency (“ENACOM”, for its Spanish acronym) in order to inform that Agency of the corporate reorganization to be implemented, and consequently registering under the name of the absorbing company, the “Area Authorizations” required to exploit Cable Television Services corresponding to Copetonas Video Cable S.A., Dorrego Televisión S.A., Indio Rico Cable Color S.A., Cable Video Sur S.A., and Tres Arroyos Televisora Color S.A. The license of Wolves Televisión S.A. was abandoned because the Company already has an Area Authorization in the jurisdiction where Wolves Televisión S.A. exploited the cable television service (See Note 28.3).

In addition, Prima and the Company made a filing with the ENACOM in order to request that Agency to register the license that had been granted to Prima in favor of the Company as a consequence of the corporate reorganization process. On August 25, 2017, the ENACOM authorized, through Resolution No. 2017-339 APN ENACOM# MM, the transfer of the registrations of national and international long-distance telephony services, as well as the numbering and signposting resources, frequencies and radioelectric authorizations granted to Prima in favor of Cablevisión.

d) At the Extraordinary Shareholders’ Meetings of CV B Holding S.A., Vistone S.A. and Southtel Holdings S.A. (“the Direct Shareholders of the Company”) held on September 28, 2016, the shareholders approved the Pre-Merger Commitment executed between Grupo Clarín, the Direct Shareholders of the Company and Compañía Latinoamericana de Cable S.A. (“CLC”), whereby, on the Effective Date of the Merger - October 1, 2016- Grupo Clarín, as absorbing company, continued with the operations of the “Direct Shareholders of the Company” and CLC, thus generating the corresponding operating, accounting and tax effects. As a result of the above-mentioned corporate reorganization process, the Direct Shareholders of the Company dissolved without liquidation and Grupo Clarín assumed all the activities, receivables, property and all the rights and obligations of the above-mentioned companies, existing on the Effective Date of the Merger, or any that may exist or arise due to previous or subsequent acts or activities.

Upon executing the corresponding definitive merger agreement has been executed, the Company will notify the ENACOM of the change in the shareholder structure of the Company, which will not entail a change of control under the provisions of Section 13 of Law No. 27,078, and therefore, an authorization is not required.

On September 28, 2016, the shareholders of Grupo Clarín, approved the merger by absorption of the Direct Shareholders of the Company and CLC. In addition, at such Shareholders’ Meeting, the shareholders of Grupo Clarín approved the partial spin-off for the creation of a new company domiciled in the City of Buenos Aires under the name “Cablevisión Holding S.A.” The equity subject to the spin-off comprises the direct (upon the execution of the merger) and indirect equity interests of Grupo Clarín in Cablevisión and in GCSA Equity, LLC.

On April 27, 2017, both corporate processes (merger and partial spin-off for the creation a new company) were registered with the IGJ and as from May 1, 2017, the controlling company of Cablevisión (directly and indirectly) is Cablevisión Holding S.A. (See Note 22).

e) On June 30, 2017, the Boards of Directors of Telecom Argentina S.A. and Cablevisión respectively approved a pre-merger commitment whereby Telecom Argentina S.A., a company organized and existing under the laws of Argentina with securities currently listed in New York and Buenos Aires (NYSE: TEO, BCBA: TECO2), in its capacity as absorbing company, absorbed Cablevisión, which was dissolved without liquidation as of the effective date of the merger pursuant to the provisions of Sections 82 and 83 of the LGS No. 19,550 (the “Merger”).

The purpose of the Merger is for Telecom Argentina S.A., in its capacity as merged company (“Merged Company”), to offer in an efficient manner, in line with the national and international trend, technological products for media and telecommunications that converge the different separate or independent modalities, in wich voice, data, sound and video transmission wired and wireless services ar provided, into a single product or a series of products to be provided to users as a whole for the benefit of the users and consumers of those multiple individual services. Both companies understood that their respective operating and technical structures were highly complementary and could be optimized through a structural consolidation, achieving synergies and efficiencies in the development of convergence products along with the demand of the market.

The effective date of the Merger (the “Effective Date of the Merger”) was established as from 0.00 of the day on which the Chairmen of the Boards of Directors of Telecom Argentina S.A. and Cablevisión signed the minutes regarding the transfer of operations, starting that: (i) Telecom Argentina S.A. had adjusted its technical-operative systems to undertake the operations and activities of Cablevisión; and (ii) the transfer of the operations and activities of Cablevisión to Telecom Argentina S.A. would take effect on that Effective Date of the Merger because every and each of the following conditions precedent to which the Merger had been subjected fulfilled: 1) the execution of the final merger agreement; and 2) authorization of the operation by ENACOM.

On January 1, 2018, since the conditions precedent to which the Merger was subject had been fulfilled, the Chairmen of the Boards of Directors of both companies signed the minutes regarding the transfer of operations, marking the occurrence of the Effective Date of the Merger.

As from the above-mentioned Effective Date of the Merger, (i) all the assets and liabilities, including the assets subject to registration, the licenses, the rights and obligations that belonged to Cablevisión are deemed to have been incorporated to the equity of Telecom Argentina S.A., (ii) Telecom Argentina S.A. continues with the operations of Cablevisión S.A., thus generating the corresponding operating, accounting and tax effects, (iii) the management and representation of Cablevisión was taken over by the management and representatives of Telecom Argentina S.A.

Pursuant to Section 83, subsection c) of the LGS No. 19,550, the parties have set the following exchange ratio: 1 common share of Cablevisión (either a Class A Share of Cablevisión or a Class B Share of Cablevisión) for each 9,871.07005 new shares of Telecom Argentina S.A. (the “Exchange Ratio”). This Exchange Ratio was deemed reasonable, from a financial standpoint, by the independent professional appraiser Lion Tree Advisors LLC.

On June 30, 2017, the Boards of Directors of Telecom Argentina S.A. and Cablevisión, respectively, decided to call an Ordinary and Extraordinary Shareholders’ Meeting, in the case of Telecom Argentina S.A., and an Extraordinary Shareholders’ Meeting, in the case of Cablevisión, to be held on August 31, 2017 to consider the Pre-Merger Commitment and, with regard to Cablevisión, its consequent dissolution and with regard to Telecom Argentina S.A., the amendment of the Bylaws and the increase of its capital stock.

On August 31, 2017, the shareholders of Telecom Argentina and Cablevisión held their respective Shareholders’ Meetings and, after making the publications required by law- since no oppositions to the above-mentioned corporate reorganization process were filed-, on October 31, 2017, they executed the final Merger Agreement which was cast onto Public Deed No. 2,142, transcribed to page No. 12,398 of Notarial Record Book No. 15 of Capital Federal (“Final Merger Agreement”.).

Pursuant to the Pre-Merger Commitment and the Final Merger Commitment, on September 6, 2017, Telecom Argentina S.A. and Cablevisión made a joint filing with the ENACOM in order to request the authorization of the change of control, transfer of registrations and spectrum held by Cablevisión. Consequently, after filing all the requested documentation, on December 22, 2017, Telecom Argentina S.A. and Cablevisión were served with ENACOM Resolution No. 5,644-E/2017, whereby that agency decided, among other things, to authorize Cablevisión to transfer in favor of Telecom Argentina: (i) The Registration of physical and/or radio electric link broadcasting services, including permits/frequencies required to provide radio electric link subscription broadcasting services, as well as area authorizations to provide those services (via physical and radio electric link), which may operate in Area II, as defined under Decree No. 1,461/93, as amended, and the city of Rosario, Province of Santa Fe, and the city of Córdoba, Province of Córdoba, as from January 1, 2018, as provided under Article 5 of National Decree No. 1,340/2016, and in the rest of the areas authorized on the dates and in the modalities provided under ENACOM Resolution No. 5,641/2017 dated December 20, 2017; (ii) the Registration of the Radio Electric Trunking Service (SRCE); and (iii) the authorizations and frequency use permits and allocations of numbering and sign-posting resources to provide the above-mentioned services held by Cablevisión, pursuant to effective regulations (Annex IV of Decree No. 764/2000), and the agreement executed by Nextel on April 12, 2017 (IF-2017-08818737-APN-ENACOM#MCO), whereby Telecom Argentina S.A., in its capacity as absorbing company of Cablevisión, shall within a term of two years as from the date the merger is approved by the National Antitrust Commission and the ENACOM or by any agency that may substitute them in the future, return the radio electric spectrum that exceeds the limit set under Section 5 of Resolution No. 171-E/17 issued by the Ministry of Communications and/or any regulation that may replace it in the future. To that effect, the Company shall file with the ENACOM, no later than one year prior to the expiration of the two-year term, a proposal to conform to that limit. The ENACOM may accept the proposal, reject it and/or request a new filing with any changes it may deem appropriate. In addition, through that Resolution, the ENACOM authorized the change of corporate (as difined under Article 33 of the General Associations Law No. 19,550), of Telecom Argentina S.A. that will occur once the merger becomes effective and the shareholders agreement dated July 7, 2017 enters into effect, as a result of which Cablevisión Holding S.A. would become the controlling company of Telecom Argentina S.A. as surviving company of Cablevisión.

In accordance with the Pre-Merger Commitment and the Final Merger Agreement, Telecom Argentina S.A. increased its capital stock in the amount of Ps. 1,184,528,406, through the issuance of 1,184,528,406 common book-entry shares, with nominal value of Ps. 1 each and entitled to one vote per share. The shareholders of Cablevisión S.A. received these new shares in exchange for the shares they held of that company, in the form of Class “A” or “D” Shares of Telecom Argentina S.A., as appropriate, according to the Exchange Ratio.

IFRS 3 “Business Combinations”, in paragraphs 59 through 63, provide that when a significant business combination is executed between the closing date of the financial statements and their date of issuance of those financial statements, they must include certain disclosures regarding the transaction must be disclosed. The merger by acquisition between Telecom Argentina and Cablevisión S.A. that took place on January 1, 2018 qualifies as a business combination under IFRS 3. Therefore, the following information is disclosed to comply with said standard.

The figures disclosed below represent the best estimate made by the Company based on information available to date. If the Company obtains new information about the events and circumstances existing on the date of acquisition, it will introduce changes reassessing the fair value of the net assets already identified and/or identifying any additional assets or liabilities, as appropriate, during the measurement period, which will not exceed one year as from the date of acquisition as provided under paragraph 45 of IFRS 3.

Due to the fact that the Merger between Telecom and Cablevisión was a business combination carried out through an exchange of equity interests, the consideration is determined based on the fair value of the shares of Telecom as of the effective date of the Merger. The consideration amounted to Ps. 132 Bn, calculated based on the market price of the ADR of Telecom on the New York Stock Exchange (NYSE) on the effective date of the transaction (January 1, 2018.)

Pursuant to IFRS 3, the acquired net identifiable assets were measured at fair value, which estimated value amounted to Ps. 74 Bn. Among those net identifiable assets, the following stand out: Property, Plant and Equipment, with an estimated fair value of Ps. 63 Bn and Intangible Assets, with an estimated fair value of Ps. 40 Bn (which include the recognition of the Customer Portfolio for Ps. 10 Bn, Brands for Ps. 9 Bn and Licenses for Ps. 21 Bn.) In addition, the Company recognized a deferred income tax liability due to the higher value allocated to the net identifiable assets which, added to the book value as of the effective date of the transaction, amounted to Ps. 17 Bn.

The Company recognized a non-controlling interest estimated at Ps. 1 Bn, measuring the net identifiable assets pursuant to the equity method. The allocation of the purchase price of the acquired net assets generated a goodwill with an estimated value amounts to Ps. 59 Bn.

Goodwill represents the future economic benefits that are not individually identified or recognized separately. It represents the excess of the consideration and the non-controlling interest over the fair value of the net identifiable assets acquired under the business combination. Goodwill is not amortized. It shall be tested for impairment at least once a year as required under IAS 38.

f) On December 28, 2017, the Company submitted an offer for the acquisition of one hundred percent (100%) of the capital stock of Inter Radios S.A., an Argentine sociedad anónima, a corporation with limited liability, incorporated under the laws of the Argentine Republic, the core business of which the installation and exploitation of broadcasting services. The offer amounted to USD 1,024,166 and was accepted on December 28, 2017. As a result, the Company became the owner of one hundred percent (100%) of the capital stock of that company.

NOTE 5 - SEGMENT INFORMATION

The Company is mainly engaged in the Cable Television and Internet Access sector, which requires the development of different activities distributed among the different legal entities in which the Company holds an equity interest. In addition, as a consequence of the acquisition of Nextel, the Company incorporated the IDEN telephony business. Based on the nature, clients, and risks involved, the following business segments have been identified, which are directly related to the way in which the Company assesses its business performance:

a)             Cable Television & Internet Access, comprises mainly its own operations and through its participation in its subsidiaries.

b)             IDEN mobile telephony services, through its participation in Nextel.

The Company’s Board of Directors, which is the main operating decisions maker, uses adjusted EBITDA to measure the performance of the identified operating segments. Adjusted EBITDA is defined as sales less the cost of sales and selling and administrative expenses (excluding depreciation and amortization). The Company believes that adjusted EBITDA is a significant performance measure of its businesses, since it is commonly used in the industry to analyze and compare media companies based on operating performance, indebtedness and liquidity. However, adjusted EBITDA does not measure net income or cash flows generated by operations and should not be considered as an alternative to net income, an indication of the Company’s financial performance, an alternative to cash flows generated by operating activities or a measure of liquidity.

Since adjusted EBITDA is not defined by IFRS, it is possible that other companies may calculate it differently. Therefore, the EBITDA reported by other companies may not be comparable to the Company’s reported adjusted EBITDA.

Note 1 to these consolidated financial statements includes additional information about the Company’s businesses.

The following tables include the information as of December 31, 2017, 2016 and 2015, prepared on the basis of IFRS, for the Company´s business segments.

	Cable Television services and Internet access (1)	Telephony IDEN	Eliminations / Adjustments (2)	Consolidated

Additional information consolidated at 12.31.2017

Sales of services and goods to third parties	38,127,834,607	2,791,336,956	33,082,934	40,952,254,497
Intersegment sales	1,770,081	20,385,159	(22,155,240)	—
Total sales	38,129,604,688	2,811,722,115	10,927,694	40,952,254,497
Cost of sales – excluding depreciation and amortization	(13,933,687,542)	(1,464,550,195)	(91,018,161)	(15,489,255,898)
Expenses – excluding depreciation and amortization
Selling expenses	(4,863,166,171)	(978,077,303)	—	(5,841,243,474)
Administrative expenses	(4,081,386,658)	(384,930,353)	—	(4,466,317,011)
Intersegment costs and expenses	(20,385,159)	(1,770,081)	22,155,240	—
Adjusted EBITDA	15,230,979,158	(17,605,817)	(57,935,227)	15,155,438,114

Depreciation of property, plant and equipment				(3,954,422,255)
Amortization of intangible assets				(32,430,168)
Other income and (expenses) net				29,091,051
Financial results				(2,611,738,822)
Result of long-term investments in associates				167,717,283
Income tax				(2,858,952,325)
Net income for the year				5,894,702,878

Total assets	32,298,927,639	4,517,459,861	(540,617,018)	36,275,770,482

Additional information consolidated at 12.31.2017

Payments for acquisition of property, plant and equipment	11,098,215,418	19,719,943	—	11,117,935,361
Payments for acquisition of intangible assets	20,297	478,240,913	—	478,261,210
Payments for acquisition of companies	19,663,984	—	—	19,663,984
Ordinary revenues of foreign subsidiaries	1,074,229,917	—	—	1,074,229,917
Non-current assets except deferred tax and financial assets in foreign subsidiares	961,358,015	—	—	961,358,015

(1) Source: internal information reviewed by the Board of Directors.

(2) Eliminations and adjustments correspond to transactions between the Company and its subsidiaries and differences in valuation criteria for the recognition of revenues from cable TV and Internet installation services and transactions including separate items.

	Cable Television services and Internet access (1)	Telephony IDEN	Eliminations / Adjustments (2)	Consolidated

Additional information consolidated at 12.31.2016

Sales of services and goods to third parties	27,506,874,871	3,311,005,730	(246,686,657)	30,571,193,944
Intersegment sales	1,333,070	13,446,798	(14,779,868)	—
Total sales	27,508,207,941	3,324,452,528	(261,466,525)	30,571,193,944
Cost of sales – excluding depreciation and amortization	(10,182,116,002)	(1,342,985,491)	(309,024,936)	(11,834,126,429)
Expenses – excluding depreciation and amortization
Selling expenses	(3,214,913,723)	(1,004,361,444)	—	(4,219,275,167)
Administrative expenses	(3,046,600,745)	(540,336,607)	—	(3,586,937,352)
Intersegment costs and expenses	(13,446,798)	(1,333,070)	14,779,868	—
Adjusted EBITDA	11,051,130,673	435,435,916	(555,711,593)	10,930,854,996

Depreciation of property, plant and equipment				(2,519,374,617)
Amortization of intangible assets				(68,808,776)
Other income and (expenses) net				(11,429,716)
Financial results				(2,374,443,632)
Result of long-term investments in associates				114,093,096
Income tax				131,378,676
Net income for the year				(2,095,215,277)
				4,107,054,750

Total assets	24,755,522,294	4,183,370,342	(4,391,808)	28,934,500,828

Additional information consolidated at 12.31.2016

Payments for acquisition of property, plant and equipment	8,850,837,071	192,853,975	—	9,043,691,046
Payments for acquisition of intangible assets	23,338,586	—	—	23,338,586
Payments for acquisition of companies	20,808,000	2,011,325,371	—	2,032,133,371
Ordinary revenues of foreign subsidiaries	816,075,846	—	—	816,075,846
Non-current assets except deferred tax and financial assets in foreign subsidiares	884,259,624	—	—	884,259,624

(1) Source: internal information reviewed by the Board of Directors.

(2) Eliminations and adjustments correspond to differences in valuation criteria for the recognition of revenues from cable TV and Internet installation services and transactions including separate items.

	Cable Television services and Internet access (1)	Telephony IDEN	Eliminations / Adjustments (2)	Consolidated

Additional information consolidated at 12.31.2015

Sales of services and goods to third parties	20,013,686,223	—	111,671,016	20,125,357,239
Total sales	20,013,686,223	—	111,671,016	20,125,357,239
Cost of sales – excluding depreciation and amortization	(7,475,216,033)	—	(316,335,385)	(7,791,551,418)
Expenses – excluding depreciation and amortization
Selling expenses	(2,444,400,263)	—	—	(2,444,400,263)
Administrative expenses	(2,594,729,513)	—	—	(2,594,729,513)
Adjusted EBITDA	7,499,340,414	—	(204,664,369)	7,294,676,045

Depreciation of property, plant and equipment				(1,531,614,402)
Amortization of intangible assets				(34,560,037)
Other income and (expenses) net				1,685,031
Financial results				(2,812,892,444)
Result of long-term investments in associates				504,747,128
Income tax				(909,187,780)
Net income for the year				2,512,853,541

Total assets	19,508,782,044	—	—	19,508,782,044

Additional information consolidated at 12.31.2015

Payments for acquisition of property, plant and equipment	4,342,609,987	—	—	4,342,609,987
Payments for acquisition of intangible assets	7,600,638	—	—	7,600,638
Payments for acquisition of companies	799,231,498	—	—	799,231,498
Ordinary revenues of foreign subsidiaries	718,406,183	—	—	718,406,183
Non-current assets except deferred tax and financial assets in foreign subsidiares	616,696,192	—	—	616,696,192

(1) Source: internal information reviewed by the Board of Directors.

(2) Eliminations and adjustments correspond to differences in valuation criteria for the recognition of revenues from cable TV and Internet installation services and transactions including separate items.

NOTE 6 - REVENUES

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Cable television service	24,589,276,417	18,750,387,702	14,430,045,995
Mobile telephony services	2,413,330,094	2,804,437,872	—
Internet services	12,865,354,844	7,697,490,955	4,818,011,021
Sale of goods	214,909,582	379,506,243	86,303,932
Other	869,383,560	939,371,172	790,996,291
Total	40,952,254,497	30,571,193,944	20,125,357,239

NOTE 7 - COST OF SALES

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Inventories at the beginning of the year	267,058,143	4,921,974	7,493,019
Incorporation of acquired company inventories	—	222,227,387	—
Net purchases of the year	148,558,242	486,471,542	82,967,360
Cost of services provided (Note 8)	18,808,997,978	13,743,238,579	9,158,437,455
Application of allowance for impairment of inventories	—	(68,019)	—
Inventories at the end of the year	(115,576,852)	(267,058,143)	(4,921,974)
Total	19,109,037,511	14,189,733,320	9,243,975,860

NOTE 8 - COST OF SERVICES RENDERED, SELLING EXPENSES AND ADMINISTRATIVE EXPENSES

Item	Cost of services provided	Selling expenses	Administrative expenses	Total 12.31.2017	Total 12.31.2016	Total 12.31.2015
	Ps.
Payroll and social security charges and other personnel expenses	4,531,694,833	1,250,688,057	1,177,215,669	6,959,598,559	5,204,589,593	4,153,787,477
Programming costs	5,614,849,187	—	—	5,614,849,187	3,932,135,034	2,889,016,782
Severance costs (compensations to personnel)	86,323,857	67,406,697	72,849,580	226,580,134	184,180,963	62,382,405
Taxes and government fees	925,053,633	2,031,789,489	35,748,153	2,992,591,275	2,199,126,928	1,326,864,936
Maintenance of property, plant and equipment and network expenses	1,921,902,032	205,548,458	633,157,112	2,760,607,602	2,259,440,738	1,007,755,650
Leases	551,321,147	57,447,865	69,696,115	678,465,127	552,297,848	254,202,721
Depreciation of property, plant and equipment	3,596,009,064	142,348,448	216,064,743	3,954,422,255	2,519,374,617	1,531,614,402
Fees for services	34,309,428	415,426,240	1,368,771,865	1,818,507,533	1,377,660,607	838,361,641
Fees to directors and syndics	—	—	14,365,200	14,365,200	10,920,195	138,372,267
Advertising and promotion	—	868,652,194	—	868,652,194	621,441,502	434,129,622
Data transfer costs	810,398,524	—	1,738,753	812,137,277	698,275,882	282,962,582
Bad debts	—	557,302,693	—	557,302,693	375,894,434	260,111,103
Collection expenses and commissions	9,193,837	79,860,926	976,088,727	1,065,143,490	860,687,174	553,039,809
Obsolescence of material	72,949,332	—	—	72,949,332	21,778,186	9,479,003
Lawsuits and contingencies	118,751,170	131,061,413	(23,955,271)	225,857,312	120,896,835	42,995,499
Amortization of intangible assets	23,772,549	8,657,619	—	32,430,168	68,808,776	34,560,037
Miscellaneous	512,469,385	176,059,442	140,641,108	829,169,935	774,518,288	491,681,292
Total at 12.31.2017	18,808,997,978	5,992,249,541	4,682,381,754	29,483,629,273
Total at 12.31.2016	13,743,238,579	4,398,098,782	3,640,690,239		21,782,027,600
Total at 12.31.2015	9,158,437,455	2,524,906,935	2,627,972,838			14,311,317,228

NOTE 9 - FINANCIAL COSTS

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Interests	(659,729,577)	(681,430,741)	(586,965,270)
Exchange differences	(1,633,507,916)	(1,724,669,176)	(2,139,296,741)
Financial debt discounts	10,807,407	(40,330,615)	(15,996,408)
Other financial costs	40,418,394	(150,144,950)	(42,416,574)
Total	(2,242,011,692)	(2,596,575,482)	(2,784,674,993)

NOTE 10 — OTHER FINANCIAL INCOME AND (EXPENSES), NET

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Interests	95,865,579	193,841,580	237,664,318
Bank expenses	(39,901,823)	(9,937,383)	(6,417,696)
Taxes and expenses	(447,397,437)	(430,097,505)	(226,403,378)
Exchange differences on cash and cash equivalents	113,437,465	544,589,585	488,645,358
Exchange differences from the other items	(75,578,961)	(102,169,517)	352.190.439
Financial discounts on assets, debts and diverse	16,247,636	30,344,996	(6,066,943)
Results for operations with notes and bonds	(15,793,925)	6,758,775	(867,829,549)
Other	(16,605,664)	(11,198,681)	—
Total	(369,727,130)	222,131,850	(28,217,451)

NOTE 11 - EQUITY IN EARNINGS FROM ASSOCIATES

	12.31.2017	12.31.2016	12.31.2015
	Ps.
La Capital Cable S.A.	27,523,866	23,147,490	18,543,238
Tres Arroyos Televisora Color S.A. (1)	—	220,965	331,785
Teledifusora San Miguel Arcángel S.A.	42,165,034	30,604,401	18,552,269
Ver TV S.A.	97,043,773	75,669,613	64,329,577
Nextel communications Argentina S.R.L. (2)	—	—	85,064,384
Result from acquisition of associated companies (See Note 4)	—	—	316,726,916
Other	984,610	1,736,207	1,198,959
Total	167,717,283	131,378,676	504,747,128

(1)   Company absorbed by merger from October 1, 2016.

(2)   Company absorbed by merger from January 1, 2016.

NOTE 12 - INCOME TAX

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Income before income tax	8,753,655,203	6,202,270,027	3,422,041,321
Tax rate (35% income tax)	35%	35%	35%
Income tax expense at current statutory tax rate on income before income tax	3,063,779,321	2,170,794,509	1,197,714,462
Permanent differences:
Equity in earnings from associates	(58,701,049)	(45,982,537)	(176,661,495)
Differences in tax rates applicable to subsidiaries from foreign countries	(26,909,495)	(24,653,429)	(89,397,547)
Change in income tax rate (1)	(157,594,567)	—	—
Result for acquisition of companies	—	(39,932,584)	—
Other income and expense, net	30,442,438	29,025,030	(22,466,082)
Sub-total	2,851,016,648	2,089,250,989	909,189,338
Allowance for doubtful deferred tax assets, net and tax loss carryforwards	(5,830,529)	5,614,393	(1,324,820)
Application of statutes of limitations on tax loss carryforwards	13,766,206	349,895	1,323,262
Total charge for income taxes recognized in the statement of comprehensive income	2,858,952,325	2,095,215,277	909,187,780
Deferred income tax	(78,409,530)	(130,109,537)	(44,814,838)
Current income tax	2,937,361,855	2,225,324,814	954,002,618
Total	2,858,952,325	2,095,215,277	909,187,780

(1)The changes in the income tax rates, as per the tax reform that has been previously described, must be applied to deferred tax assets and liabilities according to the year in which they are expected to be realized.

The breakdown of net deferred tax is as follows:

	01.01.2017	Incorporation of acquired company balances	Net Charge	Change in currency translation	12.31.2017
	Ps.
Trade receivables and other receivables	150,449,934	609,571	30,513,776	1,865,164	183,438,445
Taxes payable	36,862,951	—	(36,483,659)	—	379,292
Provisions and other charges	327,054,277	—	(59,153,624)	—	267,900,653
Accounts and others payable	6,405,857	—	369,796	—	6,775,653
Tax loss carryforwards	6,020,391	3,143,966	(5,692,722)	—	3,471,635
Bank and financial debt	1,262,906	—	(17,991,263)	—	(16,728,357)
Other payables	93,131,127	—	(29,145,093)	1,485,178	65,471,212
Other temporary differences	(40,475,775)	44,846	60,806,495	227,872	20,603,438
Property, plant and equipment and intangible assets-net	(878,318,494)	(732,608)	127,698,011	(1,920,930)	(753,274,021)
Allowance for doubtful deferred tax assets, net	(6,158,120)	—	5,830,529	—	(327,591)
Total deferred tax liabilities, net	(303,764,946)	3,065,775	76,752,246	1,657,284	(222,289,641)

	01.01.2016	Incorporation of acquired company balances	Net Charge	Change in currency translation	12.31.2016
	Ps.
Trade receivables and other receivables	49,374,230	(24,444,050)	123,539,409	1,980,345	150,449,934
Taxes payable	34,127,884	—	2,735,067	—	36,862,951
Provisions and other charges	91,033,212	141,023,992	94,997,073	—	327,054,277
Accounts and others payable	5,050,433	—	1,355,424	—	6,405,857
Tax loss carryforwards	447,421	458,608	5,114,362	—	6,020,391
Bank and financial debt	(11,446,067)	—	12,708,973	—	1,262,906
Other payables	89,314,172	—	3,381,598	435,357	93,131,127
Other temporary differences	(14,981,036)	6,640,690	(33,681,864)	1,546,435	(40,475,775)
Property, plant and equipment and intangible assets-net	(192,804,066)	(607,126,179)	(76,326,537)	(2,061,712)	(878,318,494)
Allowance for doubtful deferred tax assets, net	(543,727)	—	(5,614,393)	—	(6,158,120)
Total deferred tax liabilities	49,572,456	(483,446,939)	128,209,112	1,900,425	(303,764,946)

	01.01.2015	Net Charge	Change in currency translation	12.31.2015
	Ps.
Trade receivables and other receivables	(19,796,258)	69,926,911	(756,423)	49,374,230
Taxes payable	24,193,171	9,934,713	—	34,127,884
Provisions and other charges	62,175,876	28,857,336	—	91,033,212
Accounts and others payable	4,007,491	1,042,942	—	5,050,433
Tax loss carryforwards	1,899,042	(1,451,621)	—	447,421
Bank and financial debt	(12,764,578)	1,318,511	—	(11,446,067)
Other payables	76,019,225	13,386,793	(91,846)	89,314,172
Other temporary differences	1,163,566	(15,852,443)	(292,159)	(14,981,036)
Property, plant and equipment and intangible assets-net	(130,271,370)	(63,229,617)	696,921	(192,804,066)
Allowance for doubtful deferred tax assets, net	(1,868,547)	1,324,820	—	(543,727)
Total deferred tax liabilities	4,757,618	45,258,345	(443,507)	49,572,456

As of December 31, 2017, the Company had accumulated tax loss carryforwards of approximately Ps. 10,074,991, which, calculated at the statutory tax rate, represent a deferred tax asset of approximately Ps. 3,471,635. The Company estimates that unrecoverable accumulated tax loss carryforwards were of Ps. 327,669 as of that date.

Below is a breakdown of the estimated expiration date of tax loss carryforwards:

Year of origin	Tax loss carryforwards at 12.31.2017	Expiration year
Ps.
2015	7,523,653	2020
2016	1,092,230	2021
2017	1,459,108	2022
	10,074,991

NOTE 13 - PROPERTY, PLANT AND EQUIPMENT

Cost or deemed cost and accumulated depreciation

	Buildings and lands	Improvements to leased buildings	Installation, machinery and equipment	Furniture and fixtures	Vehicles	Tools	Cables, cable laying and assets under loan for use	Work in progress	Materials	Telecommunications	Allowance for obsolescence of material	Total
Average useful life (years)	50 (1)	3	10	10	5	5	15-3	—	—	10	—
Cost or deemed cost	521,629,999	32,139,595	1,493,506,567	66,568,835	323,120,230	189,268,657	10,302,681,760	2,893,483,126	3,875,871,711	486,937,386	(36,535,146)	20,148,672,720
Accumulated depreciation	(103,179,544)	(23,224,850)	(754,851,462)	(45,505,839)	(190,746,452)	(145,844,446)	(3,261,787,517)	—	—	(245,578,827)	—	(4,770,718,937)
Net book value at January 1, 2017	418,450,455	8,914,745	738,655,105	21,062,996	132,373,778	43,424,211	7,040,894,243	2,893,483,126	3,875,871,711	241,358,559	(36,535,146)	15,377,953,783
Incorporation of acquired company balances (Note 4 f))	230,182	—	91,210	83,669	48,212	76,320	46,112,810	514,811	1,049,732	—	(9,843,477)	38,363,469
Variation due to translation differences (Cost)	1,905,315	—	2,705,534	4,130,116	1,137,162	1,267,440	122,831,218	2,924,962	6,930,138	—	(271,034)	143,560,851
Additions	150,623,033	242,551	374,646,167	2,697,290	108,154,651	7,482,178	2,997,597,996	1,281,621,696	6,272,166,470	18,585,513	(11,220,580)	11,202,596,965
Decreases	(584,571)	(1,943)	(409,521,316)	(15,592,925)	(13,968,693)	—	(2,360,879,916)	(40,428,285)	(526,750,579)	(339,041,686)	—	(3,706,769,914)
Transfers	10,211,380	—	345,661,407	969,700	999,354	60,735,169	3,957,615,517	1,138,602,399	(5,511,305,055)	(3,489,871)	—	—
Accumulated depreciation of decreases	196,000	—	409,158,088	15,543,510	13,317,882	—	2,344,989,487	—	—	316,968,111	—	3,100,173,078
Incorporation of acquired company balances (accumulated depreciation) (Note 4 f))	(229,760)	—	(91,210)	(80,534)	(48,212)	(72,407)	(25,812,128)	—	—	—	—	(26,334,251)
Variation due to translation differences (Depreciation)	(1,211,698)	—	(2,518,282)	(3,617,738)	(1,073,678)	(915,427)	(85,455,062)	—	—	—	—	(94,791,885)
Depreciation	(18,485,912)	(7,201,715)	(399,716,014)	(4,879,381)	(60,838,087)	(47,235,821)	(3,306,838,230)	—	—	(109,227,095)	—	(3,954,422,255)
Subtotal	561,104,424	1,953,638	1,059,070,689	20,316,703	180,102,369	64,761,663	10,731,055,935	5,276,718,709	4,117,962,417	125,153,531	(57,870,237)	22,080,329,841

Total at December 31, 2017
Cost or deemed cost	684,015,338	32,380,203	1,807,089,569	58,856,685	419,490,916	258,829,764	15,065,959,385	5,276,718,709	4,117,962,417	162,991,342	(57,870,237)	27,826,424,091
Accumulated depreciation	(122,910,914)	(30,426,565)	(748,018,880)	(38,539,982)	(239,388,547)	(194,068,101)	(4,334,903,450)	—	—	(37,837,811)	—	(5,746,094,250)
Net book value at December 31, 2017	561,104,424	1,953,638	1,059,070,689	20,316,703	180,102,369	64,761,663	10,731,055,935	5,276,718,709	4,117,962,417	125,153,531	(57,870,237)	22,080,329,841

Cost or deemed cost and accumulated depreciation

	Buildings and lands	Improvements to leased buildings	Installation, machinery and equipment	Furniture and fixtures	Vehicles	Tools	Cables, cable laying and assets under loan for use	Work in progress	Materials	Telecommunications	Allowance for obsolescence of material	Total
Average useful life (years)	50 (1)	3	10	10	5	5	15-3	—	—	10	—
Cost or deemed cost	231,152,770	28,257,264	908,800,796	53,447,675	310,082,463	144,136,324	7,405,674,222	1,263,469,923	1,615,863,948	—	(22,701,624)	11,938,183,761
Accumulated depreciation	(83,811,114)	(24,880,764)	(526,488,315)	(37,706,811)	(155,420,743)	(111,929,013)	(2,547,754,599)	—	—	—	—	(3,487,991,359)
Net book value at January 1, 2016	147,341,656	3,376,500	382,312,481	15,740,864	154,661,720	32,207,311	4,857,919,623	1,263,469,923	1,615,863,948	—	(22,701,624)	8,450,192,402
Incorporation of acquired company balances (Notes 4 a) and 4 b))	175,870,566	5,598,634	99,729,461	5,113,227	433,402	455,495	11,326,515	34,179,740	23,850,975	319,661,603	—	676,219,618
Variation due to translation differences (Cost)	2,474,045	—	3,641,269	5,659,768	2,317,472	1,445,494	156,590,546	5,284,306	8,337,459	—	(374,401)	185,375,958
Additions	6,987,618	—	237,321,691	4,880,653	24,617,041	1,481,057	1,966,441,095	1,094,129,609	5,618,725,082	111,806,102	(13,459,121)	9,052,930,827
Decreases	(83,906)	(10,197,763)	(9,800,970)	(2,590,005)	(14,315,487)	(584,017)	(1,335,561,530)	(1,142,681)	(328,363,765)	(1,397,320)	—	(1,704,037,444)
Transfers	105,228,906	8,481,460	253,814,320	57,517	(14,661)	42,334,304	2,098,210,912	497,562,229	(3,062,541,988)	56,867,001	—	—
Accumulated depreciation of decreases	83,906	9,977,644	9,264,136	2,409,023	14,186,268	584,017	1,334,513,577	—	—	2,005,068	—	1,373,023,639
Incorporation of acquired company balances (accumulated depreciation)	(287,819)	—	(61,339)	(362,456)	(310,068)	(455,495)	(9,205,279)	—	—	—	—	(10,682,456)
Variation due to translation differences (Depreciation)	(1,528,289)	—	(3,304,297)	(4,818,084)	(2,196,837)	(990,769)	(112,855,868)	—	—	—	—	(125,694,144)
Depreciation	(17,636,228)	(8,321,730)	(234,261,647)	(5,027,511)	(47,005,072)	(33,053,186)	(1,926,485,348)	—	—	(247,583,895)	—	(2,519,374,617)
Subtotal	418,450,455	8,914,745	738,655,105	21,062,996	132,373,778	43,424,211	7,040,894,243	2,893,483,126	3,875,871,711	241,358,559	(36,535,146)	15,377,953,783

Total at December 31, 2016
Cost or deemed cost	521,629,999	32,139,595	1,493,506,567	66,568,835	323,120,230	189,268,657	10,302,681,760	2,893,483,126	3,875,871,711	486,937,386	(36,535,146)	20,148,672,720
Accumulated depreciation	(103,179,544)	(23,224,850)	(754,851,462)	(45,505,839)	(190,746,452)	(145,844,446)	(3,261,787,517)	—	—	(245,578,827)	—	(4,770,718,937)
Net book value at December 31, 2016	418,450,455	8,914,745	738,655,105	21,062,996	132,373,778	43,424,211	7,040,894,243	2,893,483,126	3,875,871,711	241,358,559	(36,535,146)	15,377,953,783

Cost or deemed cost and accumulated depreciation

	Buildings and lands	Improvements to leased buildings	Installation, machinery and equipment	Furniture and fixtures	Vehicles	Tools	Cables, cable laying and assets under loan for use	Work in progress	Materials	Allowance for obsolescence of material	Total
Average useful life (years)	50 (1)	3	10	10	5	5	15-3	—	—	—
Cost or deemed cost	235,298,771	26,884,955	736,859,232	54,334,262	208,352,654	111,659,331	5,910,227,690	646,270,825	964,956,185	(17,797,698)	8,877,046,207
Accumulated depreciation	(93,905,032)	(22,462,852)	(504,047,607)	(39,042,631)	(162,078,733)	(86,673,805)	(2,116,979,559)	—	—	255,842	(3,024,934,377)
Net book value at January 1, 2015	141,393,739	4,422,103	232,811,625	15,291,631	46,273,921	24,985,526	3,793,248,131	646,270,825	964,956,185	(17,541,856)	5,852,111,830
Variation due to translation differences (Cost)	(952,276)	—	(1,529,008)	(2,689,468)	(1,110,105)	(529,849)	(71,613,502)	(3,199,421)	(4,325,605)	178,871	(85,770,363)
Additions	844,980	536,664	153,514,268	3,527,219	143,827,675	1,841,558	1,330,432,007	416,444,282	2,286,060,198	(5,338,639)	4,331,690,212
Decreases	(14,723,913)	—	(78,608,483)	(2,080,535)	(40,987,761)	(404,971)	(878,842,497)	—	(169,389,977)	255,842	(1,184,782,295)
Transfers	10,685,208	835,645	98,564,787	356,197	—	31,570,255	1,115,470,524	203,954,237	(1,461,436,853)	—	—
Accumulated depreciation of decreases	14,717,920	—	78,601,000	2,011,632	40,986,712	188,051	878,470,923	—	—	(255,842)	1,014,720,396
Variation due to translation differences (Depreciation)	640,182	—	1,458,724	2,124,008	982,390	315,059	48,316,661	—	—	—	53,837,024
Depreciation	(5,264,184)	(2,417,912)	(102,500,432)	(2,799,820)	(35,311,112)	(25,758,318)	(1,357,562,624)	—	—	—	(1,531,614,402)
Subtotal	147,341,656	3,376,500	382,312,481	15,740,864	154,661,720	32,207,311	4,857,919,623	1,263,469,923	1,615,863,948	(22,701,624)	8,450,192,402

Total at December 31, 2015
Cost or deemed cost	231,152,770	28,257,264	908,800,796	53,447,675	310,082,463	144,136,324	7,405,674,222	1,263,469,923	1,615,863,948	(22,701,624)	11,938,183,761
Accumulated depreciation	(83,811,114)	(24,880,764)	(526,488,315)	(37,706,811)	(155,420,743)	(111,929,013)	(2,547,754,599)	—	—	—	(3,487,991,359)
Net book value at December 31, 2015	147,341,656	3,376,500	382,312,481	15,740,864	154,661,720	32,207,311	4,857,919,623	1,263,469,923	1,615,863,948	(22,701,624)	8,450,192,402

(1)   Land is not depreciated.

13.1. Impairment losses recognized in the year

During this year, the Company made a review of the recoverable amount of its property, plant and equipment regarding the obsolescence of materials. As result of such review, it was necessary to recognize an additional loss for impairment of Ps. 21,064,057, Ps. 13,459,121 and Ps. 5,388,639 in 2017, 2016 and 2015, respectively.

13.2. Evolution of the allowance for obsolescence of material

Variations in the allowance for obsolescence of material were as follows:

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Balance at beginning of year	36,535,146	22,701,624	17,541,856
Currency translation of foreign operations	271,034	374,401	(178,871)
Additions	21,064,057	13,459,121	5,338,639
Balance at year end	57,870,237	36,535,146	22,701,624

NOTE 14 - INTANGIBLE ASSETS

Cost or attributed cost, accumulated amortization

	Trademarks	SRCE license (1)	Links to the public network	Radioelectric spectrum (2)	Software	Other	Total
	Ps.
Average useful life (years)	50	3	3	15	5
Cost or deemed cost	22,663,534	39,287,081	3,997,512	1,860,549,580	175,821,257	44,379,194	2,146,698,158
Accumulated depreciation	(7,550,388)	(31,429,664)	(3,198,009)	—	(138,979,806)	(44,075,222)	(225,233,089)
Net book value at January 1, 2017	15,113,146	7,857,417	799,503	1,860,549,580	36,841,451	303,972	1,921,465,069
Incorporation of acquired company balances (Note 4 f))	—	—	—	—	—	739,544	739,544
Foreign exchange translation differences (Cost)	—	—	—	—	—	82,083	82,083
Additions	—	478,240,215	699	—	20,296	—	478,261,210
Decreases	—	(699)	—	—	—	—	(699)
Transfers	—	699	(699)	—	—	—	—
Amortization	(522,864)	(7,858,116)	(799,503)	—	(23,036,936)	(212,749)	(32,430,168)
Amortization of decreases	—	699	—	—	—	—	699
Foreign exchange translation differences (Depreciation)	—	—	—	—	—	(79,931)	(79,931)
Subtotal	14,590,282	478,240,215	—	1,860,549,580	13,824,811	832,919	2,368,037,807

Total at December 31, 2017
Cost or deemed cost	22,663,534	517,527,296	3,997,512	1,860,549,580	175,841,553	45,200,821	2,625,780,296
Accumulated amortization	(8,073,252)	(39,287,081)	(3,997,512)	—	(162,016,742)	(44,367,902)	(257,742,489)
Net book value at December 31, 2017	14,590,282	478,240,215	—	1,860,549,580	13,824,811	832,919	2,368,037,807

(1)   Radio-Electric Trunking Services License.

(2)   The term of this useful life is computed from at the beginning of render of the SCMA service or the expiration of the 18-month period provided for in article 10.1 subsection a) of Annex I Decree No. 764/2000 for the start of service provision, whichever occurs first (See Note 28.4.4.3)

	Subscriber’s portfolio purchase	Trademarks	SRCE license (1)	Links to the public network	Radioelectric spectrum	Software	Other	Total
	Ps.
Average useful life (years)	7	50	3	3	Undefined	5
Cost or deemed cost	7,057,073	22,438,834	—	—	—	152,707,371	44,265,817	226,469,095
Accumulated depreciation	(3,528,537)	(7,058,732)	—	—	—	(105,923,029)	(43,839,684)	(160,349,982)
Net book value at January 1, 2016	3,528,536	15,380,102	—	—	—	46,784,342	426,133	66,119,113
Incorporation of acquired company balances (Notes 4 a) and 4 b))	—	—	39,287,081	3,997,512	1,860,549,580	—	—	1,903,834,173
Foreign exchange translation differences (Cost)	—	—	—	—	—	—	113,377	113,377
Additions	—	224,700	—	—	—	23,113,886	—	23,338,586
Decreases	(7,057,073)	—	—	—	—	—	—	(7,057,073)
Amortization	(477,881)	(491,656)	(31,429,664)	(3,198,009)	—	(33,056,777)	(154,789)	(68,808,776)
Amortization of decreases	4,006,418	—	—	—	—	—	—	4,006,418
Foreign exchange translation differences (Depreciation)	—	—	—	—	—	—	(80,749)	(80,749)
Subtotal	—	15,113,146	7,857,417	799,503	1,860,549,580	36,841,451	303,972	1,921,465,069

Total at December 31, 2016
Cost or deemed cost	—	22,663,534	39,287,081	3,997,512	1,860,549,580	175,821,257	44,379,194	2,146,698,158
Accumulated amortization	—	(7,550,388)	(31,429,664)	(3,198,009)	—	(138,979,806)	(44,075,222)	(225,233,089)
Net book value at December 31, 2016	—	15,113,146	7,857,417	799,503	1,860,549,580	36,841,451	303,972	1,921,465,069

(1)       Radio-Electric Trunking Services License.

Cost or attributed cost, accumulated amortization

	Subscriber’s portfolio purchase	Trademarks	Software	Other	Total
	Ps.
Average useful life (years)	7	50	5	—
Cost or deemed cost	—	22,438,834	153,269,906	44,036,705	219,745,445
Accumulated amortization	—	(6,610,768)	(75,567,798)	(43,642,151)	(125,820,717)
Net book value at January 1, 2015	—	15,828,066	77,702,108	394,554	93,924,728
Variation due to translation differences (Cost)	—	—	—	(54,308)	(54,308)
Additions / (decreases)	7,053,073	—	(562,535)	287,420	6,777,958
Transfers	4,000	—	—	(4,000)	—
Foreign exchange translation differences (Depreciation)	—	—	—	30,772	30,772
Amortization	(3,528,537)	(447,964)	(30,355,231)	(228,305)	(34,560,037)
Sub-total	3,528,536	15,380,102	46,784,342	426,133	66,119,113

Total at December 31, 2015
Cost or deemed cost	7,057,073	22,438,834	152,707,371	44,265,817	226,469,095
Accumulated amortization	(3,528,537)	(7,058,732)	(105,923,029)	(43,839,684)	(160,349,982)
Net book value at December 31, 2015	3,528,536	15,380,102	46,784,342	426,133	66,119,113

NOTE 15 - GOODWILL

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Cost
Prima	—	—	39,507,456
Telemas S.A.	399,368,329	346,853,785	274,311,009
Cablevisión Business (1)	3,709,707,511	2,893,129,939	2,829,430,189
Nextel Business	—	801,741,922	—
Total	4,109,075,840	4,041,725,646	3,143,248,654

(1)   The goodwill of Nextel Business was reallocated to the Businesses of Cablevisión due to the fact that the merger between Telecom Argentina S.A. and Cablevisión (See Note 4 e)) will allow the Company to develop new businesses within the convergence of telecommunication services.

Cost - Evolution

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Balance at beginning of year	4,041,725,646	3,143,248,654	3,177,997,783
Additions	14,835,650	825,934,216	—
Change in currency translation of foreign operations	52,514,544	72,542,776	(34,749,129)
Balance at December 31	4,109,075,840	4,041,725,646	3,143,248,654

Allocation of goodwill to cash generating units

For the purpose of impairment testing, goodwill was allocated to the following groups of cash generating units (“CGU”):

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Uruguay operation	399,368,329	362,432,604	289,889,828
Argentina operation	3,709,707,511	3,679,293,042	2,853,358,826
	4,109,075,840	4,041,725,646	3,143,248,654

The Company assesses the recoverability of goodwill considering each country where the Company has a subsidiary for which it records goodwill as a different group of CGU.

Cablevisión determined that the group of CGU with a significant goodwill amount, as compared to the total goodwill amount as of December 31, 2017 and December 31, 2016, was Argentina, which accounts for 90% and 91% of the total goodwill, respectively.

The recoverable amount of each group of CGU has been determined on the basis of its value in use, calculated based on operating cash flows estimated in the financial budgets approved by the Company’s Management, which cover the period of one year. Cash flows beyond such period are projected using a growth rate assessed based on statistical data and historical indicators of the country, which does not exceed the long term average growth of each business.

The discount rate used in each case for the calculation of the value in use allocated to each group of CGU considers the risk free rate, the premium for country risk and the specific risks of each business and each group of CGU’s own indebtedness structure. In particular, the discount rate applied to cash flow projections for the operation of Cablevision Argentina is approximately 7% per annum.

Cablevisión’s main sources of revenues are subscribers. The main indicators are the evolution in subscription prices and subscribers. In order to determine key assumptions, Cablevisión uses external sources of information and Management’s opinions based on past experience.

NOTE 16 - INVESTMENTS

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Non-Current
Other placements	—	1,133,469,884	697,057,242
	—	1,133,469,884	697,057,242
Current
Mutual funds	73,545,910	269,957,543	344,237,496
Notes and bonds	36,250,115	349,999,610	156,069,384
	109,796,025	619,957,153	500,306,880

Movements of other placements were as follows:

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Balance at beginning of year	1,133,469,884	697,057,242	585,321,308
Increases	100,914,698	431,396,242	173,203,401
Currency translation of foreign operations	92,434,443	151,205,334	167,668,409
Decreases	(1,326,819,025)	(146,188,934)	(229,135,876)
Balance at year end	—	1,133,469,884	697,057,242

NOTE 17 - INVESTMENTS IN ASSOCIATES

Companies	Main activity	Country	% participation in capital and votes	Carrying Value at 12.31.2017	Carrying Value at 12.31.2016	Carrying Value at 12.31.2015
Ver T.V. S.A. (1)	Cable TV station	Argentina	49.00	140,655,455	178,565,500	102,895,887
Teledifusora San Miguel Arcángel S.A. (1) (2) (3)	Cable TV station	Argentina	50.10	60,477,311	62,364,745	31,760,343
La Capital Cable S.A. (2)	Closed circuit television	Argentina	50.00	43,111,426	25,548,618	20,523,128
Televisora Privada del Oeste S.A.	Closed circuit television	Argentina	47.00	5,592,798	5,592,798	5,592,798
AVC Continente Audiovisual S.A. (2)	Closed circuit television	Argentina	60.00	—	4,377,061	2,648,384
Nextel (4)	Telecomunications service	Argentina	—	—	—	1,201,022,798
Tres Arroyos Televisora Color S.A. (5)	Cable TV station	Argentina	—	—	—	1,835,217
Other investements valued at equity method				91,845	89,490	53,600
Goodwill				—	—	3,872,303
Total				249,928,835	276,538,212	1,370,204,458

(1)   Data on the issuer arising from non-accounting information.

(2)   Participation direct and indirect.

(3)   Even though the Company has an interest of more than 50%, it does not exert control in accordance with the requirements of IFRS.

(4)   From the first quarter of 2016, the company has procceded to consolidate the investment in Nextel (See Note 4 a)).

(5)   From the second quarter of 2016, the company has procceded to consolidate patrimonially the investment in Tres Arroyos Televisora Color S.A. to the individual financial statement.

The evolution of investments in associates are summarized below:

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Balance at beginning of year	276,538,212	1,370,204,458	110,322,719
Equity in earnings from associates	167,717,283	131,378,676	504,747,128
Additions / (Decreases) of investments (1) and (2)	(3,320,280)	(1,206,917,567)	799,237,998
Dividend distributions	(191,006,380)	(18,127,355)	(44,103,387)
Balance at year end	249,928,835	276,538,212	1,370,204,458

(1) From the first quarter of 2016, the company has proceeded to consolidate the investment in Nextel (See Note 4.a)).

(2) From the second quarter of 2016, the company has proceeded to consolidate patrimonially the investment in Tres Arroyos Televisora Color S.A.

Certain supplementary information required by IFRS about investments in associates is detailed below.

	12.31.2017	12.31.2016
	Ps.
Dividends received	191,006,380	18,127,355
Summarized financial information:
Non-current assets	718,665,435	597,672,025
Current assets	345,063,453	299,812,106
Non-current liabilities	(17,236,279)	(11,358,475)
Current liabilities	(540,625,689)	(319,750,077)
Sales	1,822,502,145	1,334,031,084
Income from continuing operations	340,051,691	271,105,322
Total comprehensive income	340,051,691	271,105,322

NOTE 18 — OTHER RECEIVABLES

	12.31.2017	12.31.2016
	Ps.
Non-Current
National tax credits	37,438,902	32,309,167
Provincial tax credits	2,572,073	728,896
Advances to suppliers	165,292,563	172,246,617
Prepaid expenses	29,818,396	74,529,539
Other debtors	—	3,984,313
Other	1,811,118	6,234,554
	236,933,052	290,033,086
Current
National tax credits	83,514,946	144,694,597
Provincial tax credits	2,908,397	7,077,933
Municipal tax credits	—	127,848
Prepaid expenses	407,622,665	248,415,775
Judicial deposits	18,119,911	27,714,675
Related parties (Note 33)	26,414,204	19,788,905
Dividends receivable – related parties (Note 33)	91,540,491	—
Advances to suppliers	27,727,846	61,425,818
Other debtors	27,819,459	22,127,457
Advances to employees	9,277,820	5,993,864
Deposits in guarantee	76,119,320	20,481,681
Other	56,889,838	75,075,502
	827,954,897	632,924,055

NOTE 19 — INVENTORIES

	12.31.2017	12.31.2016
	Ps.
Resale goods	—	9,672,286
Computer equipment held by third parties	—	2,823,190
Radio equipment and accessories	76,078,452	204,261,033
Parts	39,498,400	50,301,634
Allowance for impairment of inventories	(32,324,415)	(409,536)
	83,252,437	266,648,607

NOTE 20 — TRADE RECEIVABLES

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Current
Ordinary	2,194,566,140	1,969,684,888	1,406,044,189
Related parties (Note 33)	39,725,649	50,074,090	50,998,117
Other	2,115,228	756,100	2,543,084
Allowance for bad debts	(483,320,096)	(346,960,306)	(195,726,226)
	1,753,086,921	1,673,554,772	1,263,859,164

The above described trade receivables are classified as financial assets measured at amortized cost. All amounts are classified as current and non current assets, respectively.

Changes in the allowance for doubtful recoverability were:

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Balance at beginning of year	346,960,306	195,726,226	119,651,413
Incorporation of acquired company balances	1,041,195	90,664,576	—
Increases	557,302,693	375,894,434	260,111,103
Decreases (1)	(421,984,098)	(315,324,930)	(184,036,290)
Balance at year end	483,320,096	346,960,306	195,726,226

(1)   It includes currency conversion for business conducted abroad

NOTE 21 — CASH AND CASH EQUIVALENT

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Cash	6,029,760	3,928,966	1,314,312
Cash in foreign currency	1,770,423	319,184	12,422,400
Banks in local currency	567,302,341	471,312,019	340,247,475
Banks in foreign currency	2,868,944,608	750,670,070	1,401,718,103
To be deposited	23,782,252	20,422,785	10,158,371
Fixed-term deposit	22,381,382	37,585,831	20,289,303
Mutual funds	917,363,844	1,247,054,027	390,527,240
Other placements	5,994,561	97,598,992	—
	4,413,569,171	2,628,891,874	2,176,677,204

Movements of fixed-term deposit and other placements were as follows:

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Balance at beginning of year	135,184,823	20,289,303	14,677,829
Incorporation of acquired company balances	—	35,889,072	—
Increases	167,768,518	298,719,592	55,708,925
Currency translation of foreign operations	2,377	—	—
Decreases	(274,579,775)	(219,713,144)	(50,097,451)
Balance at year end	28,375,943	135,184,823	20,289,303

NOTE 22 — SHARE CAPITAL

	12.31.2017	12.31.2016
	Ps.
Share capital	1,200,000,000	1,200,000,000
	1,200,000,000	1,200,000,000

The issued share capital consists of:

	12.31.2017	12.31.2016
	Ps.
Fully paid-in common shares	120,000	120,000
	120,000	120,000

At the General Extraordinary Shareholders’ Meeting held on January 12, 2016, the shareholders of the Company decided, among other things, i) to cancel 207,157 Class B common book-entry treasury shares with a nominal value of Ps. 1 representing 0.1% of the capital stock and votes of the Company; and, consequently, to reduce the capital stock by Ps. 207,157, (ii) to ratify the amendment of Section 4 of the Bylaws approved by the shareholders at the Extraordinary Shareholders’ Meeting held on June 30, 2014, which, among other things, had amended the nominal value of shares from Ps. 1 to Ps. 10,000 and (iii) to delegate on the Board of Directors the power to determine and establish the time, form and conditions of issuance of the shares representing the new capital stock to be issued, as well as the payment in cash of the fractions, if any.

In light of the above, on June 29, 2016, the Board of Directors completed the implementation of the payment in cash of the fractions and the change in the nominal value and, therefore, the Company’s capital stock now amounts to Ps. 197,300,000 represented by 19,730 shares, of which i) 15,785 are Class A book entry shares, with nominal value of Ps. 10,000 each and entitled to one vote per share, and ii) 3,945 are Class B book entry shares, with nominal value of Ps. 10,000 each and entitled to one vote per share. At the same meeting of the Board of Directors, new shares were issued.

Subsequently, at the General Extraordinary Shareholders’ Meeting held on June 30, 2016, the shareholders decided to capitalize in full the following accounts, (i) the Paid-in Capital for Ps. 134,234,500, ii) the merger surplus for Ps. 2,894,151; iii) the partial capitalization of the “Optional Reserve to Maintain the Company’s Level of Capital Expenditures and its Current Solvency Level” for Ps. 865,571,349, thus increasing the capital stock from Ps. 197,300,000 to Ps. 1,200,000,000 through the issuance of 100,270 new common book-entry shares with nominal value of Ps. 10,000 and entitled to one vote per share, of which 80,221 will be Class A common book-entry shares and 20,049 will be Class B common book-entry shares. On March 14, 2017, the capital increase was registered in IGJ.

On May 2, 2017, the Company received a communication sent by Grupo Clarín and Cablevisión Holding S.A. whereby the two companies informed the Company that, pursuant to the spin-off and incorporation process initiated by Grupo Clarín, effective as from May 1, 2017, Grupo Clarín’s participation in the Company had been allocated to Cablevisión Holding S.A. (the “Spin-off and Incorporation”). As a result, the Company’s Board of Directors proceeded to take note of the Spin-off and Incorporation and decided the issuance of the shares, whereby Cablevisión Holding S.A. became the holder of 34,425 Class A shares and 6,782 Class B shares.

The following table shows the Company’s shareholders as of the closing date of these consolidated financial statements. The principal shareholders of the Company do not have different or preferred voting rights with respect to the shares owned by them.

Shareholders	Number of Shares	% of Share Capital

Cablevisión Holding S.A. (1) (3)	34,425	28.7
VLG Argentina, LLC (1)	61,581	51.3
Fintech Media LLC (2)	17,212	14.3
Cablevisión Holding S.A. (2)	6,782	5.7
Total	120,000	100.0

(1) Class A Shares.

(2) Class B Shares.

(3) Cablevisión Holding S.A holds a 50% equity interest in VLG Argetina, LLC.

As of the date of these annual consolidated financial statements, the shareholder of the Company VLG Argentina, LLC began a corporate reorganization process, whereby it spun off a portion of its equity in proportion to the holdings of its shareholders —Fintech Media LLC and Cablevisión Holding S.A.- to create a new company called “VLG Argentina Escindida LLC”, effective on the Effective Date of the Merger of the Company and Telecom Argentina S.A. —as this term is defined in the Pre-Merger Commitment and the Final Merger Agreement. As a consequence of the above-mentioned spin-off process, VLG Argentina, LLC became the holder of 44,059 Class A shares of the Company and VLG Argentina Escindida, LLC became the holder of 17,522 Class A shares of the Company, in both cases together with the rights inherent to those shares, including, among others, the right to collect the dividends approved by the Board of Directors of the Company on December 18, 2017.

In addition, the shareholder Fintech Media LLC (“FM”) and Fintech Telecom LLC (“FT”), began a corporate reorganization process whereby FT absorbed FM and VLG Argentina Escindida LLC, effective as of the Effective Date of the Merger of the Company and Telecom Argentina S.A. As a result of the above-mentioned merger by acquisition process, FT continued with all the activities, operations and equity of VLG Argentina Escindida LLC and FM on the above-mentioned Effective Date of the Merger (the “Corporate Reorganization”.) In addition, and as a result of the Corporate Reorganization, FT became the holder of 17,522 Class A shares of the Company and 17,212 Class B shares of the Company, together with all the respective ancillary rights of those shares, including, among others, the right to collect the dividends approved by the Board of Directors of the Company on December 18, 2017.

NOTE 23 — RESERVES, ACCUMULATED RESULTS AND DISTRIBUTION OF DIVIDENDS

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Balance at January 1 Sreserva legal
Legal Reserve and other reserves	6,036,186,004	5,622,195,813	4,597,918,607
Accumulated results	4,045,337,263	2,473,366,772	1,287,185,928
Total balance at the beginning of the year	10,081,523,267	8,095,562,585	5,885,104,535
Net income attributable to equity holders of the Company	5,814,752,604	4,045,337,263	2,473,366,772
Net increase in other reserves	275,000,776	305,194,768	173,091,278
Distribution of dividends	(1,600,000,000)	(1,499,000,000)	(436,000,000)
Capitalization of the optional reserve	—	(865,571,349)	—
Distribution of the optional reserve	(4,077,790,056)	—	—
Balance at December 31	10,493,486,591	10,081,523,267	8,095,562,585

1. Cablevisión

On April 23, 2015, at the Company’s Annual General Ordinary and Extraordinary Shareholders’ Meeting, its shareholders decided to appropriate the net income for the year ended December 31, 2014, of Ps. 1,287,185,928, according to the following detail: (i) Ps. 436,000,000 to the distribution of cash dividends payable to shareholders in proportion to their shareholdings, in pesos or dollars within thirty days of the Shareholders’ Meeting, delegating on the board the time and form of payment, (ii) Ps. 851,185,928 to the Optional Reserve to maintain the Company’s level of capital expenditures and its current solvency level. As of the date of issuance of these financial statements the Company has paid Ps. 435,844,379 of its distributed dividends.

On April 20, 2016, at the Company’s Annual General Ordinary and Extraordinary Shareholders’ Meeting, its shareholders decided to appropriate the net income for the year ended December 31, 2015, of Ps. 2,473,366,772 according to the following detail: (i) Ps. 750,000,000 to the distribution of cash dividends payable to shareholders in proportion to their shareholdings, in pesos or dollars within thirty days of the Shareholders’ Meeting, delegating on the board the time and form of payment, (ii) Ps. 1,723,366,772 to the Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level. As of the date of issuance of these financial statements the Company has paid Ps. 749,791,048 of its distributed dividends.

On June 30, 2016, at an Extraordinary Shareholders’ Meeting, the shareholders decided, i) to distribute cash dividends for Ps. 749,000,000; ii) the capitalization of the Optional Reserve to maintain the Company’s level of capital expenditures and its current solvency level in the amount of Ps. 865,571,349 and ii) the capitalization of the accounts Additional Paid-in Capital and Merger Surplus in the amount of Ps. 134,234,500 and Ps. 2,894,151, respectively.

As of the date of issuance of these financial statements all dividends had been paid.

On March 30, 2017, at the Company’s Annual General Ordinary and Extraordinary Shareholders’ Meeting, its shareholders decided to appropriate the net income for the year ended December 31, 2016, of Ps. 4,045,337,263, according to the following detail: (i) Ps. 1,600,000,000 to the distribution of cash dividends payable to shareholders in proportion to their shareholdings, in pesos or U.S. dollars in two installments, the first to be paid within thirty days of the Shareholders’ Meeting and the second to be paid on December 31, 2017 or on the earlier date to be determined by the Board of Directors, delegating on the Board the time and form of payment, (ii) Ps. 200,479,147 to the increase in the Legal Reserve, and (iii) Ps. 2,244,858,116 to the Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level. As of the date of issuance of these financial statements all dividends had been paid.

On December 18, 2017, the Shareholders of the Company at the General Extraordinary Shareholders’ Meeting decided: (i) to partially reverse the “Optional reserve to maintain the Company’s level of capital expenditures and its current solvency level” in the amount of Ps. 4,000,000,000, and allocate such amount to increase the “Optional reserve for future dividend distribution” which, as a result, will amount to Ps. 4,151,000,000 and (ii) to delegate on the Board of Directors the power to reverse, totally or partially, the “Optional reserve for future dividend distribution” and distribute it as dividends in the manner (in cash or cash in periodic installments), amounts, currency, and on the dates to be established by the Board of Directors under the terms of applicable regulations provided that the Board of Directors of Telecom Argentina S.A. has previously approved the payment of dividends in advance of the Effective Date of the Merger and that the amount the Company’s Board of Directors decides to distribute is such that, taking into consideration the dividends approved by Telecom Argentina S.A., it will not be necessary to make changes to the Exchange Ratio.

On December 18, 2017, the Company’s Board of Directors, pursuant to its delegated powers, approved the partial reversal of the “Optional reserve for future dividend distribution” in the amount of Ps. 4,077,790,056 for the distribution of dividends to shareholders in one or more installments within 30 days as from that date, which comprises (i) Ps. 77,790,056, which added to the Ps. 800,000,000 already distributed total USD 50,000,000 allowed under the Pre-Merger Commitment without making any changes to the Exchange Ratio; and (ii) Ps. 4,000,000,000, which equalize the relative proportions taken into consideration at the time the Exchange Ratio was set.

On January 8, 2018, Telecom Argentina S.A., surviving company of Cablevisión S.A. effective as of January 1, 2018, settled all of the Company’s outstanding dividends owed to its shareholders in the amount of Ps. 4,077,790,056.

On January 31, 2018, the Board of Directors of Telecom Argentina S.A. (surviving company of Cablevisión), decided to approve the distribution of interim cash dividends to the shareholders in the amount of Ps. 4,502,777,155 based on Special Parent Company Only Financial Statements as of September 30, 2017 that were have audited by external auditors. As of the date of issuance of these financial statements all dividends had been paid.

2. Subsidiaries

On December 22, 2016, Adesol S.A. executed a call option agreement (the “Call Option Agreement”) with the majority shareholder of the special purpose entities (See Note 2.4.1), whereby, Adesol has the right to exercise, until December 31, 2021, the irrevocable call option on the shares of those companies (the “Call Option”). If it exercises the Call Option, the purchase price has been preliminarily established in the amount of Ps. 127,600,002, subject to an eventual adjustment in case certain circumstances provided under the Call Option Agreement occur.

In addition to the execution of the Call Option Agreement, Adesol S.A. paid to the grantor an option premium under the Call Option in the amount of Ps. 44,660,000. If Adesol S.A. does not exercise the Call Option, the seller shall irrevocably retain the amount paid by Adesol S.A., and the agreement will be terminated.

If it exercises the Call Option, the assignment, sale and transfer of the shares in favor of Adesol S.A. shall be subject, as condition precedent, to the approval by the Communication Services Regulatory Agency of the Republic of Uruguay.

In addition, on December 28, 2017, the parties executed an amendment to the Option Agreement and the Seller sent a notice to Adesol S.A., whereby: (i) the Call Option Period was extended for two additional years, thus the expiration date is now December 31, 2023; (ii) the Purchase Price of the Shares was set precisely and definitively at five million eleven thousand seven hundred forty-seven US dollars (USD 5,011,747) and forty-four million, six hundred sixty thousand Argentine pesos (Ps. 44,660,000); (iii) Adesol S.A. undertook to pay, within ten (10) business days as from December 30, 2017, a Supplement to the Option Premium in the amount of USD 4,500,000; and (iv) in the event that Adesol S.A. has paid the Seller the Supplement to the Option Premium and Adesol S.A. does not exercise the Call Option within the Call Option Period, the Seller undertakes to return to Adesol S.A., within ten business days as from the expiration of the Call Option Period, the amount of USD 2,500,000 received as partial payment of the Supplement to the Call Option Premium. In view of the above, on January 16, 2018, Adesol S.A. paid to the Seller the Supplement to the Call Option Premium.

3. Associates

During the month of February 2017, Ver T.V. S.A. voted dividends or Ps. 77.1 million, of which Ps. 37.8 million correspond to the Company according to its pro rata participation. As of the date of issuance of these financial statements, the aforementioned dividends have been collected.

During the month of June 2017, Ver T.V. S.A. voted dividends of Ps. 104 million, of which Ps. 51 million correspond to the Company according to its pro rata participation. As of the date of issuance of these financial statements, the aforementioned dividends were collected Ps. 38.2 million.

During the month of August 2017, Ver T.V. S.A. voted dividends of Ps. 94 million, of which Ps. 46 million correspond to the Company according to its pro rata participation. As of the date of issuance of these financial statements, the aforementioned dividends are pending of payment.

During the month of May 2017, La Capital Cable S.A. voted dividends of Ps. 21.4 million, of which Ps. 10.5 million correspond to the Company according to its pro rata participation. As of the date of issuance of these financial statements, the aforementioned dividends have been collected.

During the month of June 2017, Teledifusora San Miguel Arcángel S.A. voted dividends of Ps. 24 million, of which Ps. 11.8 million correspond to the Company according to its pro rata participation. As of the date of issuance of these financial statements, the aforementioned dividends have been collected.

During the month of August 2017, Teledifusora San Miguel Arcángel S.A. voted dividends of Ps. 69 million, of which Ps. 34 million correspond to the Company according to its pro rata participation. As of the date of issuance of these financial statements, the aforementioned dividends have been collected Ps. 11.4 million.

NOTE 24 - NON-CONTROLLING INTERESTS

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Balance at the beginning of the year	426,053,160	295,977,472	286,437,581
Participation in Company’s in earnings for the year	79,950,274	61,717,487	39,486,769
Variation due to translation differences	61,271,039	72,767,088	(26,522,279)
Non-controlling interest in acquired controlled companies	5,351,877	—	—
Distribution of dividends to non-controlling interests	(5,728,193)	(4,408,887)	(3,424,599)
Balance at year end	566,898,157	426,053,160	295,977,472

Non-controlling interests in income are detailed below:

Company name	Address	Country	Non- controlling interests in capital and votes	Earnings of the year attributable to non-controlling interests at 12.31.2017	Earnings of the year attributable to non-controlling interests at 12.31.2016	Earnings of the year attributable to non-controlling interests at 12.31.2015

Audomar S.A.	Ituzaingo 1169 - Paysandú	Uruguay	100%	5,395,027	4,437,088	2,584,321
Bersabel S.A.	Av. Italia 4070 - Montevideo	Uruguay	100%	43,513,084	33,576,640	20,425,689
Dolfycor S.A.	Pte. Berreta 663 - Artigas	Uruguay	100%	1,257,210	1,302,031	647,313
Reiford S.A.	Treinta y tres 318 - Tacuarembo	Uruguay	100%	130,277	333,719	47,348
Space Energy Tech S.A.	Ituzaingo 946 - Rivera	Uruguay	100%	5,460,028	4,611,072	2,978,673
Tracel S.A.	18 de Julio 587 - Paso de los Toros	Uruguay	100%	2,475,488	1,811,026	1,376,968
Visión Satelital S.A.	Av. Italia 4070 - Montevideo	Uruguay	100%	11,701,155	8,492,978	6,527,693
CV Berazategui S.A.	Gral. Hornos 690 - CABA	Argentina	30%	10,018,005	7,152,933	4,898,764
Total				79,950,274	61,717,487	39,486,769

The following amounts are included in the financial statements of the Company corresponds to the non-controlling interest:

	12.31.2017	12.31.2016
	Ps.
Non-current assets	456,882,582	420,719,184
Current assets	490,193,336	136,365,750
Non-current liabilities	256,660	355,982
Current liabilities	354,420,968	110,565,781

Revenues	1,222,534,221	938,871,410
Cash and cash equivalents	4,701,689	31,199,673
Dividends paid	5,728,193	4,408,887

NOTE 25 - BANK AND FINANCIAL DEBT

The evolution of loans and financing between January 1, 2017 and December 31, 2017 and during the preceding year is shown below:

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Balance as of January 1	9,558,544,599	6,621,169,498	4,106,971,963
New loans and financing (1)	719,131,253	7,857,254,508	1,271,321,743
Interest	660,977,535	680,050,752	586,630,317
Permanence fees	—	5,448,376	5,518,817
Effects of exchange rate variation	1,633,507,916	1,724,669,176	2,075,799,997
Offsetting of financial debt with other receivables	(8,400,000)	—	—
Effect of the decrease in the financial debt that was eliminated in consolidation	—	(7,966,202)	—
Settlement of interests	(669,112,651)	(856,872,761)	(571,074,133)
Settlement of principal and inssuance expenses	(1,039,861,798)	(6,505,539,363)	(869,995,614)
Measurement of financial debt at present value	(10,807,407)	40,330,615	15,996,408
Balance as of December 31	10,843,979,447	9,558,544,599	6,621,169,498

(1)   Mainly loans to pay financial debts and to purchase capital assets and inventories.

The following is a breakdown of the Company’s loans and indebtedness:

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Non-current
Cablevisión Notes - principal	9,324,500,000	7,945,000,000	3,321,722,710
Bank loans - principal	142,889,465	—	—
Measurement of financial debt at present value and issuing expenses of loans	(65,327,041)	(80,071,908)	(38,535,875)
For purchase of equipment - principal	504,969,947	714,525,657	583,000,011
	9,907,032,371	8,579,453,749	3,866,186,846
Current
Debt with related companies - principal (1) (See Note 33)	4,000,000	8,400,000	21,031,267
For purchase of equipment - principal	836,981,830	791,484,224	386,967,757
Accrued interest	40,101,147	41,355,021	194,384,944
Cablevisión Notes - principal	—	—	614,039,099
Multicanal Notes - principal	—	—	1,047,438,000
Measurement of financial debt at present value	4,337,042	32,134,985	5,832,827
Current account overdraft	—	—	15,288,758
Bank loans - principal	51,527,057	105,716,620	470,000,000
	936,947,076	979,090,850	2,754,982,652

(1)   At December 31, 2017 for a principal amount of Ps. 4,000,000 an average fixed rate of 20.00% is applied.

At December 31, 2016 for a principal amount of Ps. 8,400,000 an average fixed rate of 25.00% is applied.

At December 31, 2015 for a principal amount of Ps. 21,031,267 an average fixed rate of 20.75% is applied.

The breakdown of maturities of bank and financial debt is as follows:

At December 31, 2017	1 year or less	1-2 years	2-3 years	3-4 years	4-5 years	Total
	Ps.
Bank loans	51,527,057	63,454,126	43,654,132	23,854,138	11,927,069	194,416,522
Notes	—	—	—	9,324,500,000	—	9,324,500,000
For purchase of equipment	836,981,830	379,028,196	121,499,495	2,387,501	2,054,755	1,341,951,777
Accrued interest	40,101,147	—	—	—	—	40,101,147
Debt with related companies	4,000,000	—	—	—	—	4,000,000
Measurement of financial debt at present value	4,337,042	(33,954,189)	(27,077,419)	(4,295,433)	—	(60,989,999)
	936,947,076	408,528,133	138,076,208	9,346,446,206	13,981,824	10,843,979,447

At December 31, 2016	1 year or less	1-2 years	2-3 years	3-4 years	4-5 years	Total
	Ps.
Bank loans	105,716,620	—	—	—	—	105,716,620
Notes	—	—	—	—	7,945,000,000	7,945,000,000
For purchase of equipment	791,484,224	550,401,757	158,373,693	5,441,791	308,416	1,506,009,881
Accrued interest	41,355,021	—	—	—	—	41,355,021
Debt with related companies	8,400,000	—	—	—	—	8,400,000
Measurement of financial debt at present value	32,134,985	(35,466,500)	(29,587,146)	(10,722,813)	(4,295,449)	(47,936,923)
	979,090,850	514,935,257	128,786,547	(5,281,022)	7,941,012,967	9,558,544,599

At December 31, 2015	1 year or less	1-2 years	2-3 years	3-4 years	4 - 5 years	Total
	Ps.
Bank loans	470,000,000	—	—	—	—	470,000,000
Notes - principal	1,661,477,099	2,214,477,931	1,107,244,779	—	—	4,983,199,809
For purchase of equipment	386,967,757	406,550,467	172,740,201	3,709,343	—	969,967,768
Accrued interest	194,384,944	—	—	—	—	194,384,944
Debt with related companies	21,031,267	—	—	—	—	21,031,267
Measurement of financial debt at present value	5,832,827	(15,482,382)	(23,053,493)	—	—	(32,703,048)
Current account overdraft	15,288,758	—	—	—	—	15,288,758
	2,754,982,652	2,605,546,016	1,256,931,487	3,709,343	—	6,621,169,498

The main conditions of bank loans for the period are as follows:

Date of issue	Institution	Currency	Original amount		Final maturity	Fixed interest rate
January 2016	Banco de Santa Fe S.A.	Ps.	50.0	(2)	April 2016 (1)	34.00%
April 2016	Banco de Santa Fe S.A.	Ps.	50.0	(2)	July 2016 (1)	34.25%
July 2016	Banco de Santa Fe S.A.	Ps.	50.0	(2)	October 2016 (1)	30.50%
September 2016	Banco Itaú Argentina S.A.	USD	3.5	(3)	September 2017 (1)	5.00%
October 2016	Banco de Santa Fe S.A.	Ps.	50.0	(2)	January 2017 (1)	27.50%
January 2017	Banco de Santa Fe S.A.	Ps.	50.0	(2)	April 2017 (1)	27.50%
January 2017	ICBC	USD	5.1	(3)	January 2022	6.00%
February 2017	Banco Itaú BBA International PLC	USD	5.3	(3)	February 2020	5.00%

(1)   Canceled at maturity.

(2)   Renewal of funds to increase working capital.

(3)   Funds used to complete the investment plan.

On April 20, 2016, at the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Cablevisión, the shareholders of Cablevisión approved, among other matters: i) the extension of the authorization of the Global Program for the Issuance of Notes (the “Program”), which had been granted at the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Cablevisión on April 28, 2014, increasing the maximum amount of the outstanding notes that may be issued under this Program from a nominal value outstanding at any time of USD

500,000,000 (or its equivalent in other currencies) to USD 1,000,000,000 (or its equivalent in other currencies). The Shareholders’ Meeting renewed the delegation on the Board of Directors of the broadest powers in connection with the Program. The Board of Directors may subdelegate all or some powers interchangeably to one or more directors or managers of the Company; and ii) the extension of the authorization of the Short-Term Debt Securities (“VCPs”, for its Spanish acronym) program under the terms that had been originally approved.

On June 1, 2016, pursuant to its delegated powers, the Board of Directors of Cablevisión authorized the issuance of Class A Notes for a nominal value of USD 500,000,000 (the “Class A Notes”), at a fixed annual nominal interest rate of 6.50%, payable semi-annually as from June 2016, with final maturity in June 2021. Proceeds will be used for:

(i) The settlement of the outstanding debt as of that date;

(ii) The investment in fixed assets and other capital expenditures with the balance of the net proceeds (approximately USD 89,100,000).

On October 30, 2017, within the framework of the merger between the Company and Telecom Argentina S.A., the Company called for an Extraordinary Noteholders’ Meeting in order to request its holders of Class A Notes, the amendment and/or removal of certain clauses (or parts there of) of the Indenture Agreement executed on June 15, 2016 between the Company, Deutsche Bank Trust Company Americas, Deutsche Bank S.A. and Deutsche Bank Luxembourg S.A.

On December 11, 2017, the holders of Class “A” Notes held an Extraordinary Noteholders’ Meeting with a quorum of 81.8621626 % of the total capital and votes under the Notes. At that Shareholders’ Meeting, the shareholders unanimously decided to approve the amendment and/or removal of certain clauses (or parts thereof) of the Indenture Agreement executed on June 15, 2016 between the Company, Deutsche Bank Trust Company Americas, Deutsche Bank S.A. and Deutsche Bank Luxembourg S.A.

As a result of the amendment of the Indenture referred to above, the Company’s covenants under the Notes include: (i) limitation on the issuance of guarantees by the Company and its subsidiaries; (ii) merger by acquisition and consolidation, (iii) limitation on incurring debt above certain approved ratios, and (iv) limitation on the issuance and sale of significant subsidiaries’ shares with certain exceptions, among others.  Certain clauses that restricted sales of assets under certain conditions, certain payments and related party transactions under certain circumstances and the distribution of dividends, were eliminated.

During the years covered by these consolidated financial statements, the Company complied with the commitments undertaken.

NOTE 26 — ALLOWANCES

	For doubtful trade receivables		For impairment of inventories	For obsolescence of material

Deducted from assets
Balance at January 1, 2017	346,960,306		409,536	36,535,146
Incorporation of acquired company balances	1,041,195		40,106,006	9,843,477
Increases / reclasifications	557,302,693	(1)	5,001,042	11,491,614
Decreases	(421,984,098	) (2)	(13,192,169)	—
Balance at December 31, 2017	483,320,096		32,324,415	57,870,237

(1)  Included under “Bad debts” in Note 8.

(2)  Includes the currency translation of foreign operations.

	For doubtful deferred tax assets, net and tax loss carry forwards	For lawsuits and contingencies		Accrual for Asset retirement

Included in liabilities
Balance at January 1, 2017	6,158,120	726,799,507		228,237,296
Increases / reclasification	—	274,443,014	(1)	8,147,662
Decreases	(5,830,529)	(145,742,349	) (2)	—
Balance at December 31, 2017	327,591	855,500,172		236,384,958

(1)   Comprised of Ps. 225,857,312 charged to “Lawsuits and Contingencies” under Note 8 and Ps. 48,585,702 of interest charged to “Other financial income and (expenses), net”.

(2)   Corresponds to payments and allocations made during the year.

	For doubtful trade receivables	For impairment of inventories	For obsolescence of material

Deducted from assets
Balance at January 1, 2016	195,726,226	68,019	22,701,624
Incorporation of acquired company balances	90,664,576	—	—
Increases / reclasifications	(1) 375,894,434	409,536	13,833,522
Decreases	(2) (315,324,930)	(68,019)	—
Balance at December 31, 2016	346,960,306	409,536	36,535,146

(1)   Included under “Bad debts” in Note 8.

(2)   Includes the currency translation of foreign operations.

	For doubtful deferred tax assets	For lawsuits and contingencies	Accrual for Asset retirement

Included in liabilities
Balance at at January 1, 2016	543,727	271,389,526	10,514,287
Incorporation of acquired company balances	—	285,803,602	100,557,703
Increases / reclasification	5,964,288	(1) 253,286,311	119,221,644
Decreases	(349,895)	(2) (83,679,932)	(2,056,338)
Balance at December 31, 2016	6,158,120	726,799,507	228,237,296

(1)   Comprised of Ps. 120,896,835 charged to “Lawsuits and Contingencies” under N          ote 8 and Ps. 132,389,476 of interest charged to “Other financial income and (expenses), net”.

(2)   Corresponds to payments and allocations made during the year.

NOTE 27 - OPERATING LEASE AGREEMENTS

27.1. The Company as lessee

27.1.1. Lease agreements

Operating leases include the lease of business premises, warehouses, network use and machinery, with lease terms of ranging between 1 and 18 years. All operating lease agreements with terms of more than 5 years contain clauses that provide for market reviews every 5 years. The Company does not have the option to purchase the land leased upon expiration of lease terms.

27.1.2. Operating lease commitments that may not be terminated

The amounts shown on the table are expressed in millions of pesos:

	12.31.2017	12.31.2016
1 year	467	430
Between 1 and 5 years	391	455
More than 5 years	25	26
	883	911

27.2. The Company as lessor

27.2.1. Lease agreements

The Company leases, to telecommunication operators, its infrastructure available in lands or terraces for the installation of equipment owned by those operators, required for rendering the services for which they have an authorization.

27.2.2. Operating lease commitments that may not be terminated

The amounts shown on the table are expressed in millions of pesos:

	12.31.2017	12.31.2016
1 year	19	24
Between 1 and 5 years	19	46
	38	70

NOTE 28 - REGULATORY FRAMEWORK

28.1. Legal Status of Audiovisual Communication Services

The Company is the holder of licenses for the exploitation of subscription television services that were originally awarded under the regime established by Law No. 22285. The COMFER was the enforcement authority established by that law. Under Law No. 22285, subscription television companies in Argentina required a non-exclusive license from the COMFER in order to operate. Other approvals were also required, including, for some services, authorization by municipal agencies.

The Audiovisual communication services Law (Law No. 26522, LSCA, for its Spanish acronym) was passed and enacted on October 10, 2009, subject to strong concerns over its content and enactment procedure. Even though the new Law became effective on October 19, 2009, not all of the implementing regulations provided by the law have been issued. Therefore, Law No. 22285 still applies with respect to those matters that are pending regulation.

Law No. 26522 provided for the replacement of the COMFER with the Audiovisual Communication Services Law Federal Enforcement Authority (“AFSCA”, for its Spanish acronym) as a decentralized and autarchic agency under the jurisdiction of the National Executive Branch, and vests the new agency with authority to enforce the law.

By the Emergency Decree No. 267/15 (the “Emergency Decree”), issued on December 29, 2015 the Executive Branch created the ENACOM as a decentralized and autarchic agency under the jurisdiction of the Ministry of Communications. Among other powers, ENACOM has all the same powers and competences that Law No. 26522 vested in AFSCA (See note 28.3).

28.2. Telecommunication services

The regulatory framework of the Argentine telecommunications sector is undergoing a process of change. In December 2014, the Argentine Congress passed Law No. 27078, known as the “Digital Argentina Act”, which partially repealed National Telecommunications Law No. 19798. The new law subjects the effectiveness of Decree No. 764/00, which deregulated the telecommunications market, to the enactment of four new sets of rules that will govern the License, Interconnection, Universal Service and Radio-electric Spectrum regimes.

Law No. 27078 maintained the single country-wide license scheme and the individual registration of the services to be rendered, but replaces the name telecommunication services with Information and Communications Technology Services (“TIC Services”, for their Spanish acronym). Notwithstanding this, the scope of the licenses originally granted to Cablevisión, its merged companies and/or subsidiaries and related companies that exploit telecommunication licenses and their respective registrations of services, remained unaltered.

The license was named “Licencia Única Argentina Digital” and allows licensees to render any telecommunication services to the public, be they fixed or mobile, wired or wireless, national or international, with or without the licensee’s own infrastructure.

The TIC Services registered with the SECOM under the name of Cablevisión, its merged companies and/or subsidiaries and related companies that exploit telecommunication licenses are the following: Data Transmission, Paging, Videoconference, Community Retransmission, Transport of Broadcast Signals, Value-Added, Radio-Electric Trunking, Internet Access, Public Telephony, Local Telephony and National and International Long-Distance Telephony.

The Law No. 27078 created a new enforcement and oversight Authority as a decentralized agency under the jurisdiction of the Executive Branch, the Information and Communications Technology Federal Enforcement Authority (“AFTIC”, for its Spanish acronym).

The Law also ratified the obligation to contribute 1% of telecommunication service revenues, net of taxes and charges, to be used for Universal Service investments (this obligation had been imposed by Decree No. 764/00 on all service providers as from January 1, 2001), but the Universal Service Trust Fund was placed under State control. Until August 2015, the manager of such trust fund was Banco Itaú Argentina S.A., which received the requests from Cablevisión and its merged companies and/or subsidiaries and related companies that exploit telecommunication licenses to join the Trust Agreement.

The Argentine Secretariat of Communications has yet to decide on the approval of the Project submitted by Cablevisión on June 21, 2011, within the framework of SECOM Resolution No. 9/2011 which created the “Infrastructure and Equipment” program, whereby telecommunication service providers were allowed to submit projects aimed at developing new infrastructure, updating existing infrastructure and/or acquiring equipment for areas without coverage or with unmet needs, in order to meet the obligation to make contributions to the Universal Service Trust Fund for the amounts accrued as from January 2001 until the entry into force of Decree No. 558/08.

Another innovation of Law No. 27078 was the creation of a new public service under the name “Public and Strategic Infrastructure Access and Use Service for and among Providers”. The right of access included “providers having to make available to other providers their network elements, associated facilities or services to render TIC services, even when such elements are used to render audiovisual content services.” Under this scheme, the government seeks to make private companies that were created and developed in competition share their networks with other companies that have not made any investments.

The foregoing applied to any provider that has its own infrastructure or networks, because the term “Associated facilities” is defined as physical infrastructures, systems, devices, associated services or other facilities or elements associated with a telecommunications network or with TIC Services that enable or support the provision of services using that network or service, or that have the potential to do so; and will include, inter alia, buildings or building entrances, building wiring, antennas, towers and other supporting constructions, ducts, masts, manholes, and cabinets (See Note 28.3).

As of the date of issuance of these consolidated financial statements Law No. 27078 is partially regulated.

28.3. Emergency Decree No. 267/15. Convergence

Emergency Decree No. 267/15 (the “Emergency Decree”), issued on December 29, 2015 and published in the Official Gazette on January 4, 2016, creates ENACOM as a decentralized and autarchic agency under the jurisdiction of the Ministry of Communications (currently under the jurisdiction of the Ministry of Modernization) and vests the new agency with authority to enforce Laws Nos. 26522 and 27078, as amended and regulated. The ENACOM has all the same powers and competences as those that had been vested in AFSCA and AFTIC by Laws Nos. 26522 and 27078, respectively.

Among the main amendments introduced by the Emergency Decree with respect to both laws, the most remarkable is the repeal of Section 161 of Law No. 26522, which set forth the obligation to conform to the provisions of this law with respect to ownership conditions and the number of licenses. Section 45 of Law No. 26522, which establishes the multiple license regime, has been significantly amended. As a result, the Company and its subsidiaries that are licensees and/or owners of audiovisual communication services already conform to the new regulatory framework.

Under the new regulatory framework, the licenses for physical link subscription television services and for radio-electric link subscription television services held by the Company and its subsidiaries that had been granted under Laws Nos. 22285 and 26522 are now called “Registrations” for the exploitation of physical link subscription television services and radio-electric link subscription television services of a Licencia Única Argentina Digital.

Pursuant to this amendment (Section 7 of the Emergency Decree, which amends, among others, Section 10 of Law No. 27078), all the services exploited by the Company and some of its subsidiaries and related companies are now governed by the Digital Argentina Act. The only license held by the Company that could be considered to be still subject to the LSCA is the registered title of the signal METRO, since this signal is broadcast through other services that acquire it for that purpose, and, therefore, it has a registration number issued by AFSCA that must be renewed on an annual basis.

As far as the Company, its controlling company and its subsidiaries are concerned, the Emergency Decree eliminates:

i)                                       The incompatibility to provide in the same location broadcast television services and subscription television services. When subscription television services are exploited through physical or radio-electric link, they will be subject to the Digital Argentina Act pursuant to Section 7 of the Emergency Decree which amends, among others, Section 10 of Law No. 27078;

ii)                                    The limit of 10 licenses for radio-electric link subscription television services and 24 licenses for physical link subscription television services, which are considered to be TIC services as from January 4, 2016, date on which the Emergency Decree became effective; and

iii)                                 The limit that provided that physical link and radio-electric link subscription television services may not reach more than 35% of all subscribers.

As far as Cablevisión is concerned, the Emergency Decree repeals Section 15 of Law No. 27078, which created a new public service under the name “Public and Strategic Infrastructure Access and Use Service for and among Providers”. The right of access included “providers having to make available to other providers their network elements, associated facilities or services to render TIC services, even when such elements will use to render audiovisual content services.”

Due to the fact that physical link and radio-electric link subscription television services are now subject to the Digital Argentina Act:

i)                                       These services no longer fall within the scope of Section 45 of the LSCA, which sets forth the new multiple license regime for Audiovisual Communication Services;

ii)                                    The registration of physical link subscription television services is no longer limited to a specific territorial area. The same is not the case with radio-electric link subscription television services because of the portion of the spectrum allocated to render these services;

iii)                                 Both registrations, for physical link subscription television services and for radio-electric link subscription television services, are no longer subject to expiration terms. However, the portions of the spectrum allocated to render radio-electric link subscription television services do have expiration terms. The duration of such services shall be the longest of the term-provided under their original title, or 10 years counted as from January 1, 2016.

Notwithstanding point iii) above, ENACOM Resolution No. 427/2016, provides that licensees that hold only one license to provide a certain type of service and have requested an extension of its term but have not obtained an express decision in this respect, must ratify their requests. Therefore, some of the companies in which the Company holds an equity interest have made filings to such end.

However, it should be noted that pursuant to Section 21 of the Emergency Decree and until the enactment of a law that shall unify the fee regime provided under Laws Nos. 26522 and 27078, the physical link and radio-electric link subscription television services exploited by the Company and/or its Subsidiaries will continue to be solely subject to the fee regime provided under Law No. 26522. They shall not be subject to a 1% contribution of their revenues or to the payment of the Control, Oversight and Verification Fee provided under Sections 22 and 49 of Law No. 27078.

The Company has duly complied with the procedure established under ENACOM Resolution No. 427/16 in order to report, using the online application provided by the ENACOM to such end, the territorial location of its services, indicating the original coverage area, the supplementary territorial units and/or area extensions in which it currently renders services.

Through Resolution No. 1,663/2017, the ENACOM registered under the name of Cablevisión all the area authorizations (formerly, under Law No. 22,285, broadcasting licenses) originally granted to Cablevisión and/or the companies merged into it for the rendering of physical and/or radio-electric link subscription television services and the radioelectric frequencies allocated to the latter.

In addition, and pursuant to ENACOM Resolution No. 1394/16, which approves the General Rules for Physical Link Subscription Television Services and/or Radio-Electric Link Subscription Television Services, in those cases in which the Company and/or any of its subsidiaries purchased bidding forms to apply for a new license because its term had expired or to apply for an area extension, the applicants amended their filings and converted them into a request for authorization of coverage area. Since then, several area authorizations have been registered under the name of Cablevisión.

The new General Rules also order providers of both types of services to guarantee their compliance with a programming grid in each Coverage Area. The Company states that it already complies with all the obligations derived from such Resolution.

Even though the General Rules approved under ENACOM Resolution No. 1,394/16 were repealed through Resolution No. E 697/2017 issued by the Ministry of Modernization, whereby such Ministry approved the new General Rules Governing Information and Communications Technology Services Licenses, the programming grid required under the repealed General Rules, as amended, is still in effect (See Note No. 28.4.5.)

We note that the Emergency Decree set a restriction for a term of two years counted as from January 1, 2016, which may be extended for an additional year, whereby providers of the Basic Telephone Service whose licenses were granted under the terms of Decree No. 62/90 and paragraphs 1 and 2 of Section 5 of Decree No. 264/98, as well as Mobile Telephone Service providers with a license granted pursuant to the list of bidding conditions approved by Resolution No. 575/93 of the then Ministry of Economy and Public Works and Services and ratified by Decree No. 1461/93, shall only be able to provide subscription broadcasting services by means of physical or radio-electric link after the expiration of the restriction.

The Emergency Decree was approved on April 6, 2016, by the National Chamber of Deputies. Therefore, it has full force and effect.

Finally, in order to enhance the convergence of networks and services under conditions of competition, promote the deployment of next generation networks and the penetration of broadband Internet access services across the national territory, the Executive Branch issued Decree No. 1,340/16 on December 30, 2016. Among other things, the Decree:

•                  Provides for the protection for fifteen years of last mile fixed NGN for broadband Internet services that may be deployed by the licensees of TIC services with respect to the rules for open access to broadband services.

•                  Orders the issuance of regulations for the following purposes:

•                  To call for a Public Bid for the allocation of new frequency bands for mobile services.

•                  To ensure the re-allocation of radio-electric spectrum frequencies with economic compensation and shared use to frequencies previously allocated to other services, and to allocate such frequencies to providers of TIC Services that request to reuse them to render mobile services or fixed wireless services with LTE or higher technologies.

•                  To allocate radio electric spectrum frequencies on demand, imposing compensation, deployment and coverage obligations on the current local or regional providers of TIC services and on the current providers of mobile communication services.

•                  Sets forth that the persons restricted under Decree No. 267/15 from rendering physical or radio-electric link subscription television services may request the corresponding registration and begin to provide those services in certain areas as from January 1st, 2018.

•                  Recognizes that the holders of satellite link subscription television services licenses that as of December 29, 2015 rendered TIC services may maintain the ownership of both services.

•                  Orders the Ministry of Communications to guarantee the interconnection principles provided under the applicable legislation in order to ensure the impartiality, non-discrimination and fair competition among providers of mobile services, restricting the possibility of delaying or hindering the technical, interconnection, operational or any other conditions that may create barriers for other providers to enter the market.

28.4. Matters related to the regulatory situation of the Company

28.4.1. Proposal to conform to the provisions of Law No. 26522

Pursuant to ENACOM Resolution No. 17/2016 dated February 1, 2016, the new enforcement authority recognized that all the files and/or administrative proceedings pending resolution containing requests made under the regime approved by Section 161 of Law No. 26522 and its regulations, among which is the proposal submitted by the Company and its controlling company comply with the limits relating to multiplicity of licenses set forth under Section 45 of Law No. 26522 amended by the Emergency Decree. Therefore, they shall be deemed concluded and filed. In the same administrative act, the ENACOM revoked Resolution AFSCA No. 1,121/2014, whereby the AFSCA had ordered the ex officio transfer procedure.

28.4.2. Fibertel license

The Ministry of Communications, as the highest government agency, replacing the MINPLAN with respect to this specific competence, issued Resolution No. 5/2016, which was notified on February 29, 2016, whereby it revoked SECOM Resolution No. 100/2010 for legitimacy reasons. This Resolution, which had been issued by the former Secretariat of Communications, had revoked the exclusive telecommunication service license held by Fibertel S.A., which was merged into Cablevisión.

The ENACOM issued Resolution No. 1359/16, whereby it authorized the transfer of ownership of the Exclusive Telecommunication Service License that had been granted to Fibertel S.A., a company that was absorbed by Cablevisión in a merger with effect as from April 1, 2003.

28.4.3. Shareholder Structure of the Company

Cablevisión has requested the ENACOM to acknowledge the change in its shareholder structure as a result of the corporate reorganization carried out by its controlling company (See Note 22). In the understanding that the above-mentioned change has not implied a change of control, it does not require that agency’s authorization.

28.4.4. Matters related to the regulatory situation of Nextel

28.4.4.1 Regulatory Approval of the Acquisition of Nextel

On September 24, 2015, the Official Gazette published AFTIC Resolution No. 326/15, whereby that agency ordered Nextel to render without effect within a term of 30 days, the sale of a non-majority portion of its shares because it allegedly contravened effective legislation and could be sanctioned with the revocation of its license pursuant to the Communications and Information Technology Law.

On October 9, 2015, Grupo Clarín S.A. and Cablevisión filed the corresponding appeals against Resolution No. 326/2015, arguing that they had standing based on their acquisition of 49% of the licensee and stating that the change of control alleged by AFTIC had not occurred.

Nextel requested the suspension of the effects of Resolution No. 326/2015 and also filed an appeal against that administrative act.

On January 29, 2016, the Company and Nextel appeared before the ENACOM pursuant to Section 8 of Decree No. 267/15, which amends Section 13 of Law No. 27,078 in order to request authorization for the transfer of control, in full compliance with the new legal framework.

On February 22, 2016, the ENACOM issued Resolution No. 133/2016, whereby it partially admitted the appeals that had been filed against AFTIC Resolution No. 326/2015, in order to consider the Company’s request for approval of the transfer of control.

On March 7, 2016, the ENACOM issued Resolution No. 280/2016, whereby it authorized the change of control of Nextel, in favor of Cablevisión S.A.

On April 12, 2017, the Comisión Nacional de Defensa de la Competencia (National Antitrust Commission or “CNDC”, for its Spanish acronym) notified Cablevisión of Resolution No. 293/2017 dated April 10, 2017, whereby the CNDC authorized the economic concentration operation consisting of the acquisition by Cablevisión and Televisión Dirigida of 100%, of the shares of Nextel, which were owned by NII Mercosur Telecom S.L.U And NII Mercosur Móviles S.L.U.

28.4.4.2 Status of the frequencies allocated to Nextel

Through Resolution No. 325/2015, AFTIC decided, abruptly and without prior notice of its decision, to dismiss the requests for extensions of certain frequencies allocated to Nextel, revoking Nextel’s licenses over such frequencies in that same act.

On October 9, 2015, Grupo Clarín and the Company filed an appeal against AFTIC Resolution No. 326/2015 grounding their legitimate interest on their acquisition of 49% of the licensee.

Nextel first requested the suspension of the effects of Resolution No. 325/2015, and then filed an appeal against the administrative act.

The ENACOM issued Resolution No. 134/2016, whereby it decided to grant partially the appeal filed by Nextel against AFTIC Resolution No. 325/2015. Even though this Resolution did not entail the automatic extension of the frequencies involved, the ENACOM ordered the corresponding areas to analyze each file to verify compliance with the requirements of the effective regulatory framework to be eligible to obtain the requested extensions.

The ENACOM issued Resolution No. 281/16, whereby it authorized the extensions of the authorizations for the use of the frequencies that had been dismissed and revoked through Resolution No. 325/2015 for a term of 10 years counted as from the original expiration.

28.4.4.3 Other requests for authorization filed with the ENACOM

On June 22, 2016, Nextel made a filing with the ENACOM in order to request authorization for direct and indirect share transfers that would imply a direct and/or indirect change of control in favor of Nextel, pursuant to Section 13 of Law No. 27,078, with respect to the licensees of telecommunication services listed below:

•                  Fibercomm S.A.

•                  Trixco S.A.

•                  Callbi S.A.

•                  Infotel S.A.

•                  Skyonline de Argentina S.A.

•                  Netizen S.A.

•                  Eritown Corporation Argentina S.A.

Within the required term, on January 6, 2017, the ENACOM issued Resolution No. 111/2017, which under Section 1 authorizes the share transfers mentioned above.

The filing made on June 22, 2016 also included a request to change the allocation of a portion of the spectrum that corresponds to the licensees acquired by the Company in order to render 4G services, which was not addressed in ENACOM Resolution No. 111/2017.

Notwithstanding the foregoing, taking into consideration the new regulations provided under Decree No. 1,340/16 and Resolution No. 171/2017 issued by the Ministry of Communications, Nextel reformulated the original request in accordance with the new effective regulations, thus initiating a new administrative file. In this last filing, the Company finally requested:

•                  The beginning of a Refarming process with Economic Compensation as provided under Resolution No. 171/2017;

•                  The authorization of the agreements executed by Nextel with the licensees acquired by the Company to operate the services registered by Nextel with the portion of the spectrum allocated to those licensees to render their respective services;

•                  The approval of the registration by Nextel of the Advanced Mobile Telecommunications Service; and,

•                  The authorization of the change that allows for:

•                  Changing the allocation and channeling on a primary basis of the 905-915 MHz and 950-960 MHz bands to render advanced mobile communication services at national level with primary status; and,

•                  Enhancing the allocation of the frequency bands and changing the channeling of the 2500 MHz band to the 2690 MHz band to render advanced mobile communication services at national level with primary status.

By means of Resolution ENACOM No. 1,033/2017, the ENACOM provided for the use of the frequency bands between 905 and 915 MHz and between 950 and 960 MHz for the rendering of the ADVANCED MOBILE COMMUNICATIONS SERVICE (“SCMA”) and by means of Resolution ENACOM No. 1,034/2017, the ENACOM provided for the use of the frequency band between 2500 and 2690 MHz for the provision of SCMA, in addition to the current services when their coexistence is possible.

ENACOM Resolution No. 1,299 /2017, which was notified to Nextel o March 6, 2017 published in the Official Gazette on March 7, 2017, ENACOM approved the project for Refarming with Economic Compensation, filed by that company to provide Advanced Mobile Communication Services in the frequencies that had been subject to change in allocation pursuant to ENACOM Resolutions No. 1,033 and 1,034/2017.

In addition, the ENACOM decided to register Nextel as provider of Advanced Mobile Communication Services in the Registry of Services; and to authorize the use of above-mentioned frequencies.

In the same resolution and as part of the authorization, that agency imposed additional Coverage Obligations on Nextel.

It also imposes two obligations that must be fulfilled prior to initiating the rendering of Advanced Mobile Communication Services: (i) the return of the proposed radio-electric spectrum; and (ii) the creation of a guaranty issued in favor of and satisfactory to ENACOM for an amount equal to the value of the radio-electric spectrum that is subject to return.

The Resolution also orders that Nextel shall post a performance bond to guarantee the obligations and responsibilities undertaken by that company to be issued in favor and to the satisfaction of the ENACOM for the amount and under the terms that shall be set forth in the contract to be executed with the ENACOM. That contract shall establish, apart from the economic compensation to be paid by Nextel, the terms, conditions, goals, obligations and other matters inherent to the rendering of the Advanced Mobile Communication Services authorized by that agency wich Nextel shall be bound.

On April 12, 2017, NEXTEL executed with the ENACOM the above-mentioned agreement. On April 28, 2017, pursuant the agreement executed with the ENACOM, Nextel transferred to that agency the “economic compensation” of Ps. 478,240,214, established by the ENACOM on April 26, 2017.

Subsequently, in another agreement also executed on April 12, 2017, NEXTEL accepted and expressly consented to the authorization granted to the Chairman of the ENACOM to decide, within a term of 2 years as from the date of the agreement, the replacement with economic compensation -to be borne by NEXTEL- of certain channels of the 2500-2690 MHz frequency bands for frequencies in other bands, as established under Article 7 of ENACOM Resolution No. 1,034/2017.

Also, on May 5, 2017, Nextel posted the performance bond provided under de agreement in order to guarantee: (i) compliance with the coverage obligations in the localities ordered by ENACOM; and (ii) the return of compromised radio electric spectrum.

Through Resolution No. 3,909-E/2017 published on May 24, 2017, the ENACOM decided to record the agreements described in the previous paragraph.

On May 22, 2017, the Company made a filing with the ENACOM in order to request the incorporation of the Licencia Única Argentina Digital held by Cablevisión to the records, resources, allocations, permits and authorizations held by Nextel, as well as those held by Trixco S.A., Callbi S.A., Infotel S.A., Skyonline de Argentina S.A., Netizen S.A., and Eritown Corporation Argentina S.A. as a result of the corporate reorganization process to be implemented whereby Cablevisión will absorb under a merger by acquisition process the above-mentioned licensees among which is Nextel, which will be dissolved without liquidation (See Note 4.b)).

28.4.5. Programming Grid

AFSCA Resolution No. 296/2010, as amended and/or supplemented, provided guidelines for the organization of the programming grids that had to be followed by the owners of subscription television audiovisual services. This resolution regulated section 65, subsections a) and b) of the LSCA and supplemented the provisions of the regulations to the same section of Decree No. 1225/2010.

In spite of Cablevisión’s efforts to organize its programming grids in accordance with the provisions of section 65 of the LSCA, the AFSCA initiated multiple summary proceedings in connection with the cable television licenses of which Cablevisión is the lawful successor. AFSCA contended that Cablevisión had failed to comply with the regulations set forth by AFSCA Resolution No. 296/2010. Cablevisión submitted the responses set forth under section 1, Exhibit II of AFSCA Resolution No. 224/2010 in connection with such accusations. A decision has been rendered on some of the summary proceedings and, as a result, a fine was imposed on the Company, while other proceedings are pending resolution. The Company has appealed these decisions. Some of the appeals filed by Cablevisión have been decided against it and have again been appealed.

Insofar as the Company is concerned, as of the date of these financial statements, an injunction issued in re “CABLEVISIÓN S.A. C. ESTADO NACIONAL Y OTRO S. AMPARO” by the Federal Court of Appeals of the City of Mar del Plata, whereby that Court revoked the decision rendered in the First Instance, remains in full force and effect. The decision rendered in the First Instance had ordered the dismissal of Cablevisión’s request. The Court of Appeals ordered AFSCA to suspend — until a final decision was rendered on the matter — the application of the penalties derived from the alleged non-compliance with section 65 of LSCA and Decree
No. 1225/2010. Therefore, it also suspended the application of section 6 of AFSCA Resolution No. 296/2010 on the grounds that Cablevisión’s alleged serious non-compliance was not contemplated in the Law or in the Decree. The National Government filed an appeal to have the case brought before the Supreme Court. Such appeal was dismissed. Consequently, AFSCA filed a direct appeal with the Supreme Court, which is still pending resolution.

In re “AFSCA c/ CABLEVISION SA DTO. 1,225/10 — RES. 296/10 s/ PROCESO DE CONOCIMIENTO”, currently pending before the Federal Court of First Instance on Administrative Matters No. 9, on May 16, 2012 the Court granted an injunction that had been requested by AFSCA, ordering Cablevisión and/or the pay television audiovisual services it exploits, to conform to Section 65, paragraph 3 b), of Decree No. 1225/2010 and Sections 1, 2, 3, 4 and 5 of AFSCA Resolution No. 296/2010 until a final judgment is rendered on the merits of the case. The Company has appealed such injunction.

On August 6, 2012, the Company was served notice of a decision rendered by the Federal Court of First Instance on Administrative Matters No. 9 of the Autonomous City of Buenos Aires, whereby that court imposed a fine on Cablevisión of Ps. 20,000 per day for each day of delay in complying with the injunction that ordered the Company to comply with Section 65 of Decree No. 1225/2010 and AFSCA Resolution No. 296/2010. The Company filed an appeal against that decision in due time and form. However, the Court of Appeals ignored the strong grounds asserted by the Company, partially confirmed the decision rendered in the first instance, and reduced the fine to Ps. 2,000 per day for each day of delay, to be calculated as from the date the decision is deemed final. The Company filed an extraordinary appeal to have the case heard by the Supreme Court, but the appeal was rejected by the Court of Appeals. The Company filed a direct appeal before the Supreme Court, which was rejected.

On October 21, 2013 the Company was served with new charges brought for alleged noncompliance with AFSCA Resolution No. 296/2010, clearly violating the preliminary injunction mentioned above. Accordingly, the Company filed an appeal, but no decision has been rendered on the matter as of the date of these financial statements.

On December 23, 2013, the Company informed AFSCA of its new programming grid in digital and analogical systems, expressly maintaining the Company´s reservation of its right to continue challenging the legality and constitutionality of section 65 of Decree No. 1225/2010 and AFSCA Resolution No. 296/2010, as amended.

Section 7 of the Emergency Decree, which amends, among other things, Section 10 of Law No. 27078 provides that all the physical link and radio electric link subscription television services shall be governed by the Digital Argentina Act. Therefore, the Company is no longer subject to Section 65 and its implementing regulations.

As a result of the issuance of Decree No. 267/2015, which excludes the physical link or radio-electric link subscription television services from the scope of Law No. 26,522, the claim that had been brought by AFSCA against Cablevisión under the file “AFSCA C/ CABLEVISION-DTO 1225/10-RESOL 296/10 S/PROCESO DE CONOCIMIENTO”, pending before the National Court of First Instance on Federal Administrative Litigation Matters No. 9, has become moot, given that the Company is no longer under the obligation to comply with Article 65 of Law No. 26,522 and is now subject to Law No. 27,078.

The General Rules approved by ENACOM Resolution No. 1,394/16 order providers of both types of services (physical and radio-electric link) to guarantee their compliance with a programming grid in each Coverage Area. The Company states that it complies with all the obligations set out under that Resolution.

By means of Resolution No. 5,160/2017, ENACOM provided that the inclusion of broadcast television signals within the coverage area by the holders of a physical link or radio electric link subscription television registration shall be subject to the conditions undertaken with the holder of the broadcast television service and its retransmission shall be mandatory only if they are delivered by its holders free of charge. In addition, the Resolution sets forth that the retransmission of cable news signals shall only be mandatory for 24-hour news signals provided that they broadcast live programming during 12 of those 24 hours.

28.5. Transaction with Telecom Argentina S.A.

On December 22, 2017, Telecom Argentina S.A. and Cablevisión were served with ENACOM Resolution No. 5,644-E/2017, whereby that agency decided, among other things, to authorize Cablevisión to transfer in favor of Telecom Argentina S.A.: (i) the Registration of physical and/or radio electric link subscription broadcasting services, including permits/frequencies required to provide radio electric link subscription broadcasting services, as well as area authorizations to provide those services (via physical and radio electric link), which may operate in Area II, as defined under Decree No. 1,461/93, as amended, and the city of Rosario, Province of Santa Fe, and the city of Córdoba, Province of Córdoba, as from January 1, 2018, as provided under Article 5 of National Decree No. 1,340/2016, and in the rest of the areas authorized on the dates and in the modalities provided under ENACOM Resolution No. 5,641/2017 dated December 20, 2017; (ii) the Registration of the Radio Electric Trunking Service (SRCE); and (iii) the authorizations and frequencies use permits and allocation of numbering and sign-posting resources to provide the above-mentioned services held by Cablevisión, pursuant to effective regulations (Annex IV of Decree No. 764/2000), and the agreement executed by Nextel on April 12, 2017 (IF-2017-08818737-APN-ENACOM#MCO), whereby Telecom Argentina S.A. in its capacity as absorbing company of Cablevisión shall within a term of two years as from the date on the merger is approved by the National Antitrust Commission and the ENACOM or by any agency that may substitute them in the future, return the radio electric spectrum that exceeds the limit set under Section 5 of Resolution No. 171-E/17 issued by the Ministry of Communications and/or any regulation that may replace it in the future. To that effect, the Company shall file with the ENACOM, no later than one year prior to the expiration of the two-year term, a proposal to conform to that limit. The ENACOM may accept the proposal, reject it and/or request a new filing with any changes it may deem appropriate. In addition, through that Resolution, the ENACOM authorized the change of corporate control (as defined under Article 33 of the General Companies Law No. 19,550) of Telecom Argentina occurred when the merger became effective and the shareholders agreement dated July 7, 2017 entered into effect, as a result of which Cablevisión Holding S.A. became the controlling company of Telecom Argentina S.A. as surviving company of Cablevisión (See Note 4 e)).

28.6. Audiovisual Communications Law of the Republic of Uruguay

Law No. 19307 was published in the Official Gazette of the Republic of Uruguay on January 14, 2015. This Law governs radio, television, and other audiovisual communication services (hereinafter, the “Audiovisual Communications Law”). Section 202 of this law provides that the Executive Branch shall issue the implementing regulations for this law within a 120-day term as from the day following the publication of this law in the Official Gazette. As of the date of the financial statements, only Decree No. 45/015 has been issued, but the implementing regulations for most of the sections of this law are still pending. Such Decree provides that the concession for the use and allocation of the radio-electric spectrum for non-satellite audiovisual communication services shall be granted for a term of 15 years.

Section 54 of the Audiovisual Communications Law provides that an individual or legal entity cannot be allocated the full or partial ownership of more than six authorizations or licenses to render television services to subscribers throughout the national territory of Uruguay. Such limit is reduced to three if one of the authorizations or licenses includes the department of Montevideo. Section 189 of this law provides that in the cases where such limits were exceeded as of the entry into force of the Law, the owners of those audiovisual communication services shall transfer the necessary authorizations or licenses so as not to exceed the limits mentioned above within a term of 4 years as from the date of entry into force of the Audiovisual Communications Law.

The subsidiary Adesol S.A. is analyzing the possible impact on its business that could be derived from the change in the regulatory framework and the eventual legal actions it may bring to safeguard its rights and those of its shareholders. That company is also monitoring the different unconstitutionality claims filed by other companies against certain sections of the above-mentioned law to consider whether the decisions to be rendered by the Supreme Court in those proceedings may be favorable to the position of Adesol S.A. in the future. As of April 7, 2016, 28 unconstitutionality claims had been brought against the above-mentioned law. To date, the Supreme Court has issued 28 decisions, whereby it declared the unconstitutionality of Section 39 subsection 3, Section 55, Section 56 subsection 1, Section 60 point C, Section 98 subsection 2, Section 117 subsection 2, Section 143 and Section 149 subsection 2 of Law No. 19,307. It should be noted that in some of these judgments the Supreme Court dismissed the unconstitutionality claim filed by the claimant with respect to Section 54 of that Law.

NOTE 29 - PROVISIONS AND OTHER CHARGES

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Non-Current
Accrual for asset retirement	236,384,958	228,237,296	10,514,287
Provisions for lawsuits and contingencies	855,500,172	726,799,507	271,389,526
	1,091,885,130	955,036,803	281,903,813

Movements of the provisions and other charges:

	Accrual for asset retirement	Provisions for lawsuits and contingencies	Total
	Ps.
Balance at 1 January, 2015	9,515,603	192,071,075	201,586,678
Increases / reclassifications	998,684	42,995,499	43,994,183
Accrual of interest	—	64,053,251	64,053,251
Uses	—	(27,741,569)	(27,741,569)
Currency translation of foreign operations	—	11,270	11,270
Balances at December 31, 2015	10,514,287	271,389,526	281,903,813

Balance at 1 January, 2016	10,514,287	271,389,526	281,903,813
Incorporation of acquired company balances	100,557,703	285,803,602	386,361,305
Increases / reclassifications	119,221,644	120,896,835	240,118,479
Accrual of interest	—	132,389,476	132,389,476
Uses	(2,056,338)	(83,679,932)	(85,736,270)
Balances at December 31, 2016	228,237,296	726,799,507	955,036,803

Balance at 1 January, 2017	228,237,296	726,799,507	955,036,803
Increases / reclassifications	8,147,662	225,857,312	234,004,974
Accrual of interest	—	48,585,702	48,585,702
Uses	—	(145,742,349)	(145,742,349)
Balances at December 31, 2017	236,384,958	855,500,172	1,091,885,130

29.1. Legal and administrative processes and other commitments

a) As from November 1, 2002 and until December 31, 2017, the COMFER, then AFSCA, today ENACOM have initiated summary administrative proceedings against the Company and Multicanal (merged into Cablevisión) for infringements of regulations relating to programming content. Accordingly, a provision has been set up in this regard.

b) The CNDC initiated three legal actions following complaints filed by other cable television companies under Law No. 25156 alleging an improper refusal by Dayco Holdings Ltd. (“Dayco”), a subsidiary of Fintelco S.A., to sell rights to broadcast South American qualifying football matches of the Korea/Japan 2002 World Cup. On February 14, 2003, the CNDC served the Company notice of the complaint in one of the legal actions to provide explanations.

The Technical Coordination Head of the Ministry of Economy and Production resolved that the proceedings related to one of the actions above should be closed. Although Dayco submitted the required responses and the Company did the same on March 10, 2003, decision by the CNDC is still pending.

The Company and Multicanal are a party to several administrative proceedings within the framework of the Antitrust Law, facing charges of restrictive behavior, including the territorial division of markets, price discrimination, abuse of a dominant position, refusal to deal and predatory pricing. They are also party to a proceeding filed by the Cámara de Cableoperadores Independientes (Chamber of Independent Cable Operators), objecting the transactions effected on September 26, 2006.

On July 16, 2010, the Secretariat of Domestic Trade (“SCI”, for its Spanish acronym) notified Cablevisión and Multicanal of the content of Resolution No. 219/2010, whereby the Secretary of Domestic Trade decided to declare both companies responsible for having agreed to divide among themselves the pay television market of the City of Santa Fe. Consequently, it imposed a joint and several fine of Ps. 2.5 million to each company. On July 26, 2010, both companies appealed the resolution, presenting new arguments in connection with the application of statutes of limitation, which had already been alleged prior to the issuance of the resolution.

On June 4, 2012, the Federal Court of Appeals of Rosario partially confirmed SCI Resolution No. 219/2010, whereby the Secretary of Domestic Trade found that Cablevisión and Multicanal had engaged in market sharing practices in connection with the paid-television service in the City of Santa Fe and reduced the fine imposed on each of the companies involved from Ps. 2.5 million to Ps. 2 million. However, this decision is not yet final, because Cablevisión and Multicanal and the Ministry of Economy filed appeals which are still pending before that Court of Appeals. On October 21, 2014, the Argentine Supreme Court dismissed the appeals; therefore, Resolution No. 219/2010 became final. The case is currently pending with the Court of Appeals of Rosario, which shall order its referral to the SCI. The SCI, in turn, shall serve notice to the companies involved in order for them to pay the fine.

On March 1, 2011, the SCI served notice to Multicanal and Cablevisión of the content of Resolution No. 19/11, whereby the Secretary of Domestic Trade found that both companies had engaged in market sharing practices in connection with the paid television service in the City of Paraná, and imposed a fine of Ps. 2.5 million on each of them. The Company filed an appeal in due time and form. This appeal was dismissed by the Federal Court of Appeals of Paraná. Therefore, the Company filed an appeal with the Argentine Supreme Court. On November 4, 2011, the appeal to the Supreme Court of Argentina filed by the Company in connection with SCI Resolution No. 19/11 was partially granted by the Federal Court of Appeals of Paraná.

On August 30, 2012, the Argentine Supreme Court dismissed the appeal filed by the Company; therefore, Resolution No. 19/11 became final. The case is currently pending with the Court of Appeals of Paraná, which shall order its referral to the SCI. The SCI, in turn, shall serve notice to the companies involved in order for them to pay the fine.

The investigations carried out by the CNDC and SCI may lead to the imposition of more fines pursuant to Law No. 25156, which would be appealable. The eventual fines would be graduated based on: (i) the loss incurred by the persons affected by the allegedly prohibited activity; (ii) the benefit obtained by all the persons involved in the prohibited activity and (iii) the value of the assets involved owned by the persons indicated in item (ii) above at the time the alleged violation was committed. To date, there is not any standard criterion on the application of the above-mentioned parameters.

While Cablevisión believes that its conduct and that of Multicanal have always been within the bounds of the Argentina antitrust law and regulations, and that their positions in each of these proceedings are reasonably grounded, it can give no assurance that any of these cases will be resolved in its favor.

c) In 2003, ELP Investments filed a criminal complaint in Argentina against certain individuals related to the Hicks Muse Tate & Furst Group (“HMTF”), including some who were Directors of the Company. The criminal complaint, which was filed by a person that is not a shareholder or creditor of Cablevisión, challenged certain operations undertaken by the Company. Although the Company believes that the party filing the complaint was not entitled to do so, and that the allegations by ELP Investments were false or wrongly presented, the court handling this case ordered searches at the Company’s offices, as well as the seizure of certain of the Company’s corporate books. On June 27, 2003, the criminal court appointed an agent to gather information regarding the case at the Company’s offices for a forty five-day period. On September 16, 2003, this period was extended for forty five additional days. The Company and the Directors affected by the complaint have each denied the allegations and have offered supporting evidence and the Company appealed the court’s appointment of the agent. On October 21, 2003, Chamber IV of the Court of Appeals on Criminal and Correctional Matters declared the nullity of all the decisions made and actions taken by the lower court judges. The litigation, however, continued through the filing of remedies before the Court of Cassation on Criminal Matters (the highest criminal court) and the Argentine Supreme Court. The Court of Cassation on Criminal Matters has resolved to revoke partially the decision of Chamber IV, although the majority of the court upheld the principles and grounds of Chamber IV’s decision. Notwithstanding the aforesaid, the Court of Cassation on Criminal Matters decided that certain motions relating to pending injunctions be resolved prior to any further action in the proceeding. It should be noted that after the share transfers made in 2006, the companies represented by the parties involved in the above mentioned case have ceased to be shareholders of the Company. Cablevisión has never been a party to the case. On July 3, 2009 Chamber IV of the Criminal Court held that since the court appointed agent was no longer gathering Company information, the petitions filed against such appointment were moot.

On May 11, 2010, the Court of First Instance on Preliminary Criminal Matters declared the criminal action extinguished pursuant to applicable statutes of limitations and therefore finally acquitted the accused from all the crimes denounced by ELP Investments. Such resolution was appealed by the intervening prosecutor, and Chamber IV of the Court of Appeals on Criminal and Correctional Matters must now render a decision on the matter. Such Chamber has suspended the proceedings dealing with the incidental demand dealing with the application of statutes of limitation to the criminal action. This suspension results from a new plea filed by the former plaintiff, ELP Investments that wishes to be a party to the incidental demand. To date, Chamber IV of the Court of Appeals on Criminal and Correctional Matters has not allowed former plaintiff, ELP Investments, to be a party to the incidental demand. This demand has given rise to claims by ELP Investments and to an appeal before the Court of Cassation on Criminal Matters, which is still pending.

d) The Government of the City of Mar del Plata enacted Ordinance No. 9,163, governing the installation of cable television networks. Such ordinance was amended and restated by Ordinance No. 15,981 dated February 26, 2004, giving cable companies until December 31, 2007 to adapt their cable networks to the new municipal requirements. The ordinance provides that in those areas where street lighting has underground wiring, cable television networks are to be placed underground. The Executive Department of the Municipality of General Pueyrredón has submitted to the Municipal Council a proposed ordinance extending the term provided until December 31, 2015. The bill is no longer valid because the Municipal Council did not discuss it during the legislative period in which it was submitted. Even though the ordinance provides for certain penalties that may be imposed, the city has not imposed such penalties to cable systems that are not in compliance with such ordinance.

e) Multicanal has initiated several legal actions seeking the nullity of: i) all the ordinary shareholders’ meetings held by Supercanal Holding S.A. from the year 2000 to the date hereof and ii) the sureties granted by Supercanal S.A. securing bank loans granted exclusively for the benefit of the controlling group of Supercanal Holding S.A. (Grupo Uno S.A. and its affiliates). In addition, a legal action was filed seeking the dissolution and liquidation of Supercanal Holding S.A. together with a legal action seeking the removal of all the members of the Board of Directors and the Supervisory Commission and the dissolution of Supercanal Capital N.V. Supercanal Holding S.A. On March 29, 2000 Supercanal filed for concurso preventivo (judicial restructuring proceedings) with the National Court of First Instance on Commercial Matters Court No. 20, Clerk’s office No. 40, and the proceedings began on March 27, 2001. On December 26, 2007 the court dismissed the objections filed against such proceedings, and confirmed the restructuring proposal. Such ratification was appealed by secured creditors. On October 30, 2009, the Court of Appeals revoked the confirmation of the restructuring proposal and requested the company under reorganization to provide certain explanations and clarifications on the proposal filed and to grant a guarantee to creditors that had been secured with a pledge on the shares of the original shareholders. Supercanal filed a document stating that it had complied with both requirements and providing a guarantee in the amount of Ps. 2 million for the benefit of such secured creditors. On March 3, 2011, the first instance judge again confirmed the restructuring proposal. Such judgment was again appealed by the secured creditors. On December 28, 2011, Chamber A of the Court of Appeals partially revoked the decision of the first instance judge, maintaining the confirmation of the proposal filed by Supercanal Holding S.A. but providing that the guarantee for the creditors secured with pledges on shares should be USD 30 million.

On April 23, 2012, a decision was rendered on one of the claims brought by Multicanal against Supercanal ordering the nullification of the decisions made at Supercanal’s Shareholders’ Meeting held on January 25, 2000 in considering points 2, 4, 5 and 6 relating to: i) the capital reduction to Ps. 12,000; ii) the cancellation of the shares corresponding to the reduced capital; iii) the capital increase to Ps. 83,012,000; iv) the delegation to the Board of Directors of the fixing of the term for the subscription and payment of the increase and the cancellation and registration of outstanding shares; and v) the amendment of the by-laws in connection with the changes in the capital stock in a new shareholders’ meeting.

Such decision was appealed by both parties and the appeal is pending before the Court of Appeals.

On December 12, 2001, Supercanal Holding S.A. filed a claim against Multicanal for damages as a result of the enforcement of a preliminary injunction brought by Multicanal in re: “Multicanal S.A. c/Supercanal Holding S.A. s/sumario”. The injunction, which was later reversed, sought to nullify the January 25, 2000 Extraordinary Shareholders’ Meeting of Supercanal Holding S.A. At that meeting, the shareholders of Supercanal Holding S.A. reduced the capital stock of Supercanal Holding S.A. to Ps. 12,000 and subsequently increased it to Ps. 83,012,000. Supercanal Holding S.A. claims that the suspension of the effects of the January 25, 2000 shareholders’ meeting caused that company´s inability to meet its ordinary course payments when due. Multicanal responded to such claim denying any liability on the grounds that Supercanal Holding S.A.’s inability to pay its obligations when due had begun before the date of the suspension of the shareholders meeting according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent capitalization of Supercanal Holding S.A. through other means. Based on the records of the case, Cablevisión, as Multicanal’s continuing company considers that the claim should be rejected in its entirety, and the legal costs should be borne by the plaintiff. The case is in the discovery period. The court of First Instance has dismissed Supercanal Holding S.A.’s request that it be allowed to sue without paying court fees or costs and that decision has been confirmed by the National Court of Appeals.

No assurance can be provided that the Company will obtain an economic or financial gain as a result of these actions. At present, as a result of the ancillary jurisdiction of the “concurso preventivo” (“bankruptcy proceedings”) proceedings of Supercanal Holding S.A., all the claims are brought in the abovementioned Court.

f) The litigation brought before the Civil, Commercial, Mining and Labor Court of the City of Concarán, Province of San Luis, in early 2007 in re “Grupo Radio Noticias SRL c/ CableVisión y otros” is still pending before the Federal Court on Administrative Matters No. 2. The purpose of that claim was basically to challenge the acquisition of Cablevisión by Grupo Clarín (60%) and Fintech Media LLC (40%) and the acquisition immediately after that of of Multicanal by Cablevisión and to request the revocation of Cablevisión’s broadcasting licenses. The Company has responded to such claim and believes it is very unprobable that it will be admitted. The claimant has abandoned the claim it had brought, and the claimant’s attorney must provide evidence of his attorney powers.

g) Multicanal has become aware of a legal action (the contents of which have not yet been notified to it as of the date of these financial statements) brought against it by an entity representing consumers and alleged financial victims (and by six other individuals), claiming damages suffered by noteholders — individuals who are not professional investors or consumers — derived from Multicanal’s Acuerdo Preventivo Extrajudicial (“Out-of-court Reorganization Proceeding” or “APE”). Since neither Multicanal nor the Company, as Multicanal’s continuing company, have been served notice of the claim, we cannot ascertain its outcome for the Company.

h) On January 22, 2010, the Company was served notice of CNDC Resolution No. 8/10 issued within the framework of File No. 0021390/2010 entitled “Investigación de Oficio de los Abonos del Televisión Paga (C1321)”. Pursuant to this Resolution, the Company and among other companies was ordered to refrain from conducting collusive practices and, particularly, from increasing the price of cable television subscriptions for a term of 60 days, counted as from the date all required notices are certified on the court record as completed. According to said Resolution, companies that have already increased the price of their subscriptions shall return to the price applicable in November 2009 and maintain such price for the abovementioned term.

On February 2, 2010, by means of Resolution No. 13/10, the CNDC ordered the Company to refund to its subscribers in the March 2010 invoices the amount of any price increase made after the date of CNDC Resolution No. 8/10.

The company appealed both resolutions in due time and form and their effects were suspended by an injunction granted by Chamber No. 2 of the Federal Civil and Commercial Court of Appeals at the request of the Company. The National Government filed an appeal with the Supreme Court against this decision, and the appeal has been dismissed.

On October 4, 2011, Chamber No. 2 of the National Court of Appeals on Federal Civil and Commercial Matters granted the appeal filed against both decisions in re “Cablevisión and Other on Appeal against the Decision rendered by the National Antitrust Commission” (File 1,473/2010), declaring Resolution No. 8/10 moot and nullifying Resolution No. 13/10.

The National Government filed an appeal with the Supreme Court of Argentina against the decision rendered by Chamber No. 2, which was granted but was finally rejected by the Supreme Court of Argentina.

i) SCI Resolution No. 50/10 approved certain rules for the sale of pay television services. These rules provide that cable television operators must apply a formula to estimate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial) between March 8 and March 22, 2010. Cable television operators must adjust such amount semi-annually and inform the result of such adjustment to said Office.

Even though as of the date of these financial statements, the Company cannot assure the actual impact of the application of this formula, given the vagueness of the variables provided by the Resolution to calculate the monthly subscription prices, the Company believes that Resolution No. 50/10 is arbitrary and bluntly disregards its freedom to contract, which is part of the right to freedom of industry and trade. Therefore, the Company has filed the pertinent administrative claims and has brought the necessary legal actions requesting the suspension of the Resolution’s effects and ultimately requesting its nullification.

Even though the Company and/or some of its subsidiaries, like other companies in the industry, have strong constitutional arguments to support their position, it cannot be assured that the final outcome of this issue will be favorable. Therefore, the Company may be forced to modify the price of its pay television subscription, a situation that could significantly affect the revenues of its core business. This creates a general framework of uncertainty over the Company’s business that could significantly affect the recoverability of its relevant assets. Notwithstanding the foregoing, as of the date of these financial statements, in accordance with the decision rendered on August 1, 2011 in re “LA CAPITAL CABLE S.A. c/ Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”, for its Spanish acronym). Upon being served on the SCI and the Ministry of Economy on September 12, 2011 such decision became fully effective and may not be disregarded by the SCI. The National Government filed an appeal against the decision rendered by the Federal Court of Appeals of Mar del Plata to have the case brought before the Supreme Court. Such appeal was dismissed and so the National Government filed a direct appeal with the Supreme Court, which has also been dismissed.

On June 1, 2010, the SCI imposed a Ps. 5 million fine on the Company alleging that it had failed to comply with the information regime set forth by Resolution No. 50/10 and invoking the Consumer Defense Law to impose such penalty. The fine was appealed and submitted to the Federal Court of Appeals on Administrative Matters, Chamber No. 5 which decided to reduce the fine to Ps. 300,000. The Company appealed this decision by filing an extraordinary appeal with the Supreme Court of Argentina.

On March 10, 2011 SCI Resolution No. 36/11 was published in the Official Gazette. This resolution falls within the framework of SCI Resolution 50/10. Resolution No. 36/11 sets forth the parameters to be applied to the services rendered by Cablevisión to its subscribers from January through April 2011. These parameters are as follows: 1) the monthly basic subscription price shall be of Ps. 109 for that period; 2) the price of other services rendered by Cablevisión should remain unchanged as of the date of publication of the resolution; and 3) the promotional benefits, existing rebates and/or discounts already granted as of that same date shall be maintained. The resolution also provides that Cablevisión shall reimburse users for any amount collected above the price set for that period.

The Company believes that Resolution No. 36/11 is illegal and arbitrary, since it is grounded on Resolution 50/10, which is absolutely null and void. Since the application of Resolution No. 50/10 has been suspended, the application of Resolution No. 36/11, which falls within the framework of the former, is also suspended.

The claim filed by the Company seeking the nullification of Resolution No. 50/10 is currently pending before the Federal Administrative Court of First Instance No. 7 of the City of Buenos Aires. This claim was dismissed in view of the claim pending in the City of Mar del Plata.

Subsequently, the SCI issued Resolutions Nos. 65/11, 92/11, 123/11, 141/11, 10/11, 25/12, 97/12, 161/12, 29/13, 61/13, 104/13, 1/14, 43/14 and 93/14 pursuant to which the SCI extended the effectiveness of Resolution No. 36/11 up to and including September 2014, and adjusted the cable television subscription price to Ps. 152. The Company believes, however, that given the terms under which the Federal Court of the City of Mar del Plata granted the preliminary injunction, that is, ordering the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by ATVC (among them, the Company and its subsidiaries), and also given the fact that Resolutions No. 36/11, 65/11, 92/11, 123/11, 141/11, 10/11, 25/12, 97/12, 161/12, 29/13, 61/13, 104/13, 1/14, 43/14 and 93/14 merely apply of Resolution No. 50/10, the Company continues to be protected by said preliminary injunction, and therefore, the ordinary course of its business will not be affected.

On April 23, 2013, the Company was served notice of a decision rendered in re “Defensor del Pueblo de Buenos Aires c/Cablevisión S.A. s/Amparo Ley 16,986 (Incidente de Medida Cautelar)” pending before Federal Court No. 2, Civil Clerk’s Office No. 4 of the City of La Plata, in connection with the price of cable television subscriptions, whereby the court imposed a cumulative fine of Ps. 100,000 per day on the Company.

The Company appealed the fine on the grounds that, Resolution No. 50/10 issued by Mr. Moreno, as well as its extensions and/or amendments, were suspended, as mentioned above, by an injunction with respect to the Company and its branches and subsidiaries prior to the imposition of the fine, pursuant to the collective injunction issued by the Federal Court of the City of Mar del Plata on August 1, 2011 in re “La Capital Cable y Otros c/ Estado Nacional y Otros s/ Medida Precautoria”. That injunction suspended the application of all the criteria set by the Secretariat of Domestic Trade under Mr. Guillermo Moreno.

The Federal Court of Appeals of the City of La Plata reduced the fine to Ps. 10,000 per day. The Company filed an appeal against that decision in due time and form. On October 16, 2013, the Court of Appeals dismissed the appeal filed by the Company. On that same date, the Company settled the fine in the amount of Ps. 1,260,000 and compliance was recorded in the file.

On June 11, 2013, the Company was served notice of a resolution rendered in the abovementioned case, whereby the court ordered the appointment of an expert overseer (perito interventor) specialized in economic sciences to: (i) verify whether or not the invoices corresponding to the basic cable television subscription issued by the Company to subscribers domiciled in the Province of Buenos Aires, are actually prepared at the headquarters located at Gral. Hornos 690, and/or at the Company’s branch offices, precisely detailing that process, (ii) identify the individuals responsible for that area, (iii) determine whether or not the administrative actions tending towards the effective compliance with the injunction issued on that case are underway, and (iv) identify the senior staff of the Company that must order the invoice issuance area to prepare the invoices as decided under that injunction.

The Company timely appealed the appointment of said expert on the same grounds stated above. This appeal is also pending before the Federal Court of Appeals of the City of La Plata.

For the purposes of enforcing the injunction, the court issued letters rogatory to the competent judge of the City of Buenos Aires. Upon the initiation of that proceeding, both the Federal Court on Administrative Matters and the Federal Court on Civil and Commercial Matters declined jurisdiction to enforce the injunction ordered by the Federal Judge of La Plata. The Company has appealed the decision in connection with the lack of jurisdiction in due time and form. Chamber No. 1 of the Federal Court of Appeals on Civil and Commercial Matters confirmed the appealed decision. Accordingly, the Company will file an extraordinary appeal in due time and form to have the case decided by the Supreme Court of Argentina.

It should be noted that, in light of the corporate reorganization, both parties requested the suspension of the procedural terms for 180 days. The judge granted such request. Therefore, the procedural terms were suspended until December 11, 2014. Given the decision rendered by the Supreme Court of Argentina in re “Municipality of Berazategui v. Cablevisión” mentioned below, the procedural periods remain suspended until the Federal Court of Mar del Plata renders a decision thereon.

The file initiated by the Ombudsman before the Federal Court of La Plata, was sent to Mar del Plata, as established by the decision rendered in re Municipality of Berazategui v. Cablevisión referred to below, ordering that the preliminary injunction be revoked because it contradicts the injunction ordered in the proceeding initiated by ATVC.

After the Federal Court of the City of Mar del Plata issued its injunction, several Municipal Offices of Consumer Information (“OMIC”, for its Spanish acronym) and several individuals filed claims requesting that the Company comply with Resolution No. 50/10 and the subsequent resolutions that extended its effectiveness. In some cases, preliminary injunctions were granted. In every case, the Company appealed such preliminary injunctions alleging that Resolution No. 50/10, as amended, and/or the subsequent resolutions that extended its effectiveness, had been suspended with  respect of the Company, its branches and subsidiaries prior to the issuance of  such preliminary injunctions.

On September 23, 2014, the Court rendered a decision in re “Municipalidad de Berazategui c/ Cablevisión” ordering that the cases related to these resolutions continue under the jurisdiction of the Federal Court of Mar del Plata that had issued the decision on the collective action in favor of ATVC.

Currently, all the claims related to this matter are pending before the Federal Court of Mar del Plata. The judge has not yet ordered discovery proceedings in respect of the main claim, “La Capital Cable v. National Government s/ Ordinary Proceeding”.

Decisions made on the basis of these consolidated financial statements should consider the eventual impact that the above-mentioned resolutions might have on the Company and its subsidiaries, and the Company’s consolidated financial statements should be read in light of such uncertainty.

j) On October 28, 2010, the Company was served notice of the National Administration of Domestic Trade’s resolutions imposing two fines of Ps. 5 million each, for allegedly failing to observe the typographic character requirements under applicable regulations (Resolution No. 906/98) when informing its subscribers of the increase in the price of their cable television subscriptions. On November 12, 2010, the Company appealed those fines because it believes it has strong grounds in its favor. However, it cannot assure that the outcome will be favorable to the Company. One of the files was assigned No. 1,280 and is pending before Chamber No. 1 of the Federal Administrative Court of Appeals, and the other one was assigned No. 1278 and is pending before Chamber No. 5 of the Federal Administrative Court of Appeals.

k) On January 13, 2012, the SECI issued Resolution No. 2/2012 granting the Company 24 hours to resume service to those subscribers who had duly paid their subscription fee in the amount established by the National Government. Under Section 6, the Resolution provides that if the company does not comply with its obligations thereunder, penalties may be imposed as provided by Law 20680.

On February 10, 2012, the Company received a fine of Ps. 1 million for alleged non-compliance with such Resolution. Such fine has been appealed but no decision has been rendered on the matter yet.

l) On May 31, 2012, the Company was served notice of Resolution No. 16819, dated May 23, 2012 whereby the CNV ordered the initiation of summary proceedings against the Company and its directors, members of the Supervisory Committee and the Head of Market Relations for an alleged failure to comply with the duty to inform. The CNV considers that the Company failed to comply with its duty to inform because the investor community was deprived of its right to become fully aware of the grounds of a decision rendered by the Federal Court of Mendoza and the scope of the powers granted by that court to the co-administrator appointed in re “Supercanal S.A. c/ Cablevisión S.A. s/amparo”, in addition to the fact that other self-regulated authorities were allegedly not notified of the information furnished by the Company. On June 25, 2012, the Company filed a response requesting that its defenses be sustained and all charges dismissed. On February 6, 2014 Cablevisión submitted the legal brief for the purpose of discussing the evidence submitted under File No. 171/2012. Now the CNV’s Board of Directors has to render its decision. The Company and its legal advisors believe that the company has strong arguments in its favor. Nevertheless, Cablevisión cannot assure that the outcome of the said summary proceedings will be favorable to Cablevisión.

m) On March 16, 2012, CNV issued Resolution No. 16765 whereby it ordered the initiation of summary proceedings against the Company, its directors and members of the Supervisory Committee for an alleged failure to comply with the duty to inform. The CNV considers that the Company allegedly failed to comply with its duty to inform because the investor community was deprived of its right to become fully aware of the decision rendered by the Supreme Court of Argentina in re “Recurso de Hecho deducido por el Estado Nacional Ministerio de Economía y Producción en la causa Multicanal S.A. y otro c/ CONADECO Dto. 527-05” and others, and allegedly failed to disclose a series of issues relating to the information required by the CNV regarding the Extraordinary Meeting of Class 1 and 2 Noteholders held on April 23, 2010. On April 4, 2012, the Company filed a response requesting that its defenses be sustained and that all charges against it be dismissed. The discovery stage has been closed. The legal brief has already been submitted. The Company and its legal advisors believe that the Company has strong arguments in its favor. Nevertheless, the Company cannot assure that the outcome of the summary proceedings will be favorably.

n) On November 27, 2012 the National Administration of Domestic Trade served the Company with Resolution No. 308/2012, whereby it imposed a Ps. 5 million fine on that company alleging that it had failed to comply with Section No. 4 of the Consumer Defense Law (increase in the subscription price of cable tv services/wrongful information provided by Customer Service, which informed by mail that SCI Resolution No. 50/10 and the supplementing resolutions are suspended on grounds of unconstitutionality, when in fact they have been suspended by an injunction). On December 11, 2012 the Company appealed Resolution No. 308/2012. The administrative file No. S01:0312056/2011 was sent by the National Administration of Domestic Trade to the National Court of Appeals on Federal Administrative Matters. It is now pending before Chamber No. 1 in re “Cablevisión SA v. DNCI Res. 308/12 and Other” (File 140/13). A decision has not been rendered yet.

The Company and its legal advisors believe that the company has strong arguments in its favor. Nevertheless, the Company cannot assure that the revocation of the fine will be resolved in its favor.

o) On April 9, 2013, the Company was served notice of AFIP Resolution No. 45/13 dated April 3, 2013, whereby such agency decided to impose the penalties in a summary proceeding against the Company with respect to compliance with General Resolution No. 3260/12. The Company filed an appeal, which has staying effects on the execution of those penalties.

p) On May 30, 2013, the Company was served notice of a claim in re “TELEVISORA PRIVADA DEL OESTE S.A. c/ GRUPO CLARÍN S.A. Y OTROS s/ ORDINARIO” File No. 99078/2011, which is pending before the Federal Commercial Court No. 16 of First Instance, Clerk’s Office No. 32. The claim seeks damages resulting from certain decisions made with respect to Televisora Privada del Oeste S.A. Cablevisión and Grupo Clarín, among others, are defendants in such lawsuit. Cablevisión was served with the claim, and filed a response in due time and form. Notice of the claim is being served on the other co-defendants. According to the Company’s legal advisors, the chances of success of the claim are low because the damages claimed are clearly overstated, the actual damage invoked does not exist and the claim is procedurally inappropriate, both on a factual and on a legal basis. Pem S.A. filed a response and the proceeding is now in the discovery stage. In view of the level of conflict that has arisen among the parties and the length of time it is taking to reach a solution, the Company cannot ascertain the outcome of this claim.

q) On July 5, 2013, the National Administration of Domestic Trade served notice to the Company of Resolution No. 134/2013, whereby it imposed a fine of Ps. 500,000 for breach of Section 2 of Resolution No. 789/98 issued by the former Secretariat of Industry, Trade and Mining, which regulates the Business Loyalty Law No. 22802. The Company appealed that resolution on July 16, 2013. The administrative file was sent by the National Administration of Domestic Trade to the National Court of Appeals on Federal Administrative Matters. It is now pending before Chamber No. 3, in re “Cablevisión SA v. DNCI Res. 134/13 and Other” (File 36044/13). On May 20, 2014, Chamber No. 3 partially granted the appeal filed by Cablevisión and reduced the fine to Ps. 300,000 and ordered that each party shall bear its own legal costs. On June 9, 2014, the Company filed an appeal with the Argentine Supreme Court. On September 18, 2014, the Company was served notice of the extraordinary appeal filed by the National Government, and on October 2, 2014 it filed a response. On October 9, 2014, the Chamber dismissed both appeals.

On October 8, 2010, the National Administration of Domestic Trade served notice to the Company of Resolution No. 697/2010, whereby it imposed a fine of Ps. 500,000 for breach of Section 21 of the Business Loyalty Law No. 22802. The Company appealed that resolution on October 26, 2010. The administrative file was sent by the National Administration of Domestic Trade to the National Court of Appeals on Federal Administrative Matters. It is now pending before Chamber No. 3 in re “Cablevisión SA v. DNCI Res. 697/2010 (File S01:80822/10) and Other” (File 1277/2011). On December 29, 2011, the Court of Appeals dismissed the appeal filed by the Company, and imposed court costs on the Company. On February 22, 2012, the Company filed an appeal with the Argentine Supreme Court. The appeal was dismissed by the Chamber on April 10, 2012. On April 26, 2012, the Company filed an appeal against the above-mentioned dismissal. The Supreme Court of Argentina granted the appeal and revoked the decision against which Cablevisión had filed the appeal with legal costs to be borne by the National Administration of Domestic Trade, and ordered that the case be sent back to the court of first instance for it to render a new decision based on the precedent indicated in its ruling.

r) As a result of a suspicious transaction report issued by the AFIP relating to transactions carried out between the controlling Company and some subsidiaries, the Financial Information Unit (“UIF” for its spanish acronym) pressed criminal charges against the Company and officers in charge during the relevant fiscal year, for alleged money laundering in connection with intercompany movements between the Company and certain subsidiaries during fiscal period 2008. The claim is now pending before Federal Court No. 9, under Dr. Luis Rodriguez.

During the month of March 2014, the intervening prosecutor, Dr. Miguel Angel Osorio, broadened the request for evidence.

The Company and its legal advisors consider that there are strong arguments in the Company’s favor, since the suspected movements were regular and had been duly recorded, and have gathered evidence that supports the lack of involvement of anyone in any such unlawful maneuvers. However, they cannot assure that the outcome of this claim will be favorable.

s) On August 28, 2015, Cablevisión was served notice of Resolution No. 17769 dated August 13, 2015 whereby the CNV ordered the initiation of summary proceedings against Cablevisión and its directors, members of the Supervisory Committee and the Head of Market Relations for an alleged delay in the submission of the required documentation. The CNV considers that Cablevisión failed to comply with effective regulations because it filed certain documentation outside the regulatory term set by CNV rules (as restated in 2013, as amended). Cablevisión, as well as its directors, members of the Supervisory Committee and Head of Market Relations filed a response in due time and form requesting that its defenses be sustained and all charges dismissed. The Company and its legal advisors believe that the company has strong arguments in its favor. Nevertheless, the Company cannot assure that the outcome of said summary proceedings will be favorable to the Company. On January 20, 2016, the preliminary hearing was held pursuant to Section 138 of Law No. 26831 and Article 8, Subsection b.1. of Section II, Chapter II, Title III of the Regulations (as restated in 2013).

t) The Company, together with its merged companies and ATVC, brought a claim requesting the Judicial Branch, through a final decision rendered in a contradictory trial, to declare: 1) that the National Government undertook the obligation to provide an alternative solution to the repeal of the regime established under Section 52 of Decree No. 1387/01 for companies that render supplementary broadcasting services and cable television services, which shall contemplate the reasons for excluding these companies from the repeal of Decree No. 1387/01 through Decree No. 746/03, and 2) that while the Government considers the situation of those companies to find such an alternative solution, it shall maintain the effectiveness of the regime established under Section 52 of Decree No. 1387/01 (cfr. fs.2/12).

On October 1, 2015, Chamber II of the Court of Appeals on Federal Administrative Matters, in a single joint decision in re “AEDBA y otros c/ Estado Nacional — Decreto 746/03 — AFIP s/ Acción Declarativa”, decided that, among other things, even though ATVC was not among the claimants that had been granted an injunction in the other two related cases, mentioned above, the situation was also applicable to the sector encompassed by that association, therefore, the decision shall also apply to this association. Under those conditions, the claims brought by the claimants shall be admitted - in the joinder of the three claims - and the claimants and the companies represented by them are entitled to have a differential VAT regime applicable to the sectors involved which shall be created, enforced and regulated by the authorities duly empowered by the Constitution to such end. This regime shall guarantee the full exercise of the rights recognized under Section 14 of the National Constitution, as well as the maintenance of the exception provided under Section 2 of Decree No. 746/03 from the repeal of Section 52 of Decree No. 1387/01. On December 3, 2015, the Supreme Court of Argentina dismissed the appeal filed by the Executive Branch. Therefore, the decision rendered by the Court of Appeals became firm and final.

As a result of the foregoing, Cablevisión and its subsidiaries started to calculate employer’s contributions as tax credit on VAT as from September 2015. The amount calculated by the Company as of December 31, 2017 and 2016 was approximately Ps. 988 and Ps. 741.3 million, respectively.

u) On September 8, 2009, Multicanal was served with CNDC Resolution No. 106/09, dated September 4, 2009, whereby the CNDC ordered an audit to articulate and harmonize the several aspects of Resolution No. 577/09 issued by the COMFER, with Resolution No. 257/07 issued by the Secretariat of Domestic Trade, whereby it had rejected the merger of the Company and Multicanal. Resolution No. 106/09 also sets forth that the notifying companies shall not be able to remove or replace physical and legal assets as, from the enactment of such resolution and until the end of the audit and/or resolution of the CNDC.

Notwithstanding the required filings made by the Company and its shareholders on December 7, 2007 (date on which the SCI granted authorization) to prove that they were complying with the commitment agreed with the CNDC, on September 23, 2009, the SCI issued Resolution No. 641, whereby it ordered the CNDC to verify compliance with the parties’ proposed commitment by visiting the parties’ premises, requesting reports, reviewing documents and information and carrying out hearings, among other things.

On December 11, 2009, the Company notified the CNDC of the completion and corresponding verification of the fulfillment of the voluntary undertakings made by the Company at the time of the enactment of SCI Resolution No. 257/07. On December 15, 2009, the Federal Court of Appeals on Civil and Commercial Matters, Chamber No. 2, issued a preliminary injunction in re “Grupo Clarín S.A. c/ Secretaría de Comercio Interior y otros s/ medidas cautelares” (case 10506/09), partially acknowledging the preliminary injunction requested by Grupo Clarín, and instructing the CNDC and the SCI to notify Grupo Clarín whenever their own verification of the Company’s fulfillment of its undertakings had been concluded, regardless of the result. Should such agencies have any observations, they should notify Grupo Clarín within a term of 10 days. On the same date, the CNDC issued Resolution No. 1011/09, whereby it deemed the Company’s voluntary undertakings unfulfilled and declared the rescission of the authorization granted under Resolution 257/07 dated December 7, 2007.

On December 17, 2009, the Federal Court of Appeals on Commercial-Criminal Matters Chamber A, decided to suspend the term to appeal Resolution No. 1011/09 until the main case was transferred back to the CNDC, considering it had been in such court since December 16, 2009.

On December 17, 2009, the CNDC notified the Company of the initiation of the motion for execution of Resolution No. 1011/09. On December 18, 2009, Chamber No. 2 of the Federal Court of Appeals on Civil and Commercial Matters, issued an injunction in re “Grupo Clarín S.A. c/ Secretaría de Comercio Interior y otros s/ medidas cautelares”, which suspended the effects of Resolution No. 1011/09 until the notice set forth in the preliminary injunction of December 15, 2009 was served. Accordingly, the CNDC served notice to the Company by means of Resolution No. 1101/09.

On December 30, 2009, Chamber No. 2 of the Federal Court of Appeals on Civil and Commercial Matters, issued a preliminary injunction in re “Grupo Clarín S.A. c/ Secretaría de Comercio Interior y otros s/ medidas cautelares”, partially acknowledging Grupo Clarín’s request and suspending the term for Grupo Clarín to respond to Resolution No. 1101/09 until Grupo Clarín is granted access to the administrative proceedings related to the charges brought by the CNDC in its Opinion No. 770/09 (on which Resolution No. 1011/09 was based).

On February 19, 2010, the Company requested the nullification of the notice, and as a default argument, submitted the response requested under Resolution No. 1101/09. On February 26, 2010, the Federal Court of Appeals on Commercial-Criminal Matters approved the recusation filed by the Company and excluded the Secretary of Domestic Trade from the proceedings.

On March 3, 2010, the Argentine Ministry of Economy and Public Finance issued Resolution No. 113 (subscribed by the Minister of Economy, Dr. Amado Boudou) rejecting the request for the nullification of Resolution No. 1011/09, the requests for abstention and excusation of certain officials, and all the evidence produced in connection with such request for nullification. In addition, the undertakings made under Resolution No. 257/07 were deemed unfulfilled, thus declaring the rescission of the authorization granted under such resolution. The parties involved were ordered to take all necessary actions to comply with such rescission within a term of six months, and to inform the CNDC about the progress made in that respect on a monthly basis. Such resolution was appealed in due time and form. The appeal was granted without staying the execution of judgment.

On April 20, 2010, Chamber No. 2 of the Federal Court of Appeals on Civil and Commercial Matters, granted the appeal filed by Grupo Clarín S.A. in re “Grupo Clarín s/ retardo de la elevación de las actuaciones” and decided that the appeal granted by the CNDC to Grupo Clarín against Resolution No. 113/10 had the effect of staying such resolution. The National Government filed an appeal asking that the court of appeals revoke its own decision with respect to the effect granted to the April 20 decision and that it decline its jurisdiction. It also filed an extraordinary appeal. Both appeals were dismissed. Chamber No. 2 requested the administrative file to analyze the case.

On September 17, 2015, the Court rendered a decision in favor of the Company, revoking Resolution No. 113/10 in its entirety. Both parties were notified of the decision on the above date. The National Government - Ministry of Economy filed an appeal to have the case brought before the Supreme Court, which was substantiated in February 2016.

On March 21, 2016, the Company was served with the decision to dismiss the appeal that had been filed by the National Government - Ministry of Economy and Public Finance. Therefore, SCI Resolution No. 257/07 and the effects of the authorization are in full force and effect to date.

On March 31, 2016, the National Government - Ministry of Economy and Public Finance filed a direct appeal before the Supreme Court of Argentina.

Subsequently, the National Government abandoned the Direct Appeal and the Supreme Court deemed it abandoned on June 7, 2016. Therefore, MECON Resolution No. 113/10 is considered to be null and void.

v) On April 5, 2017, a subsidiary of the Company received a notification from the Under-Secretary of State for Taxation of the Treasury (“SET”) of the Republic of Paraguay, whereby that subsidiary was informed that it had failed to determine the additional IRACIS rate on the accumulated results of the companies merged in 2014. The Company´s subsidiary consider that it has solid arguments to support its position.

29.2. Frequency reassignment in Uruguay

The Executive Branch of Uruguay issued Decree No. 73/012, published in the Official Gazzette on March 16, 2012, whereby it expressly repealed Decree No, 231/11, which had revoked certain signals’ broadcast frequencies. However, the new decree ratified and repeated — virtually in identical terms — the decree that was being repealed, and added certain provisions that caused further detriment to the two affected companies with which a subsidiary of Cablevisión has contractual arrangements in place. Consequently, on March 23, 2012, the affected companies filed an appeal requesting that Decree No. 73/012 be revoked. The appeal is still pending resolution.

In May, 2012, the aforesaid companies brought a legal action with the Court on Administrative Litigation Matters requesting the nullification of the resolution and the suspension of its execution. This motion to suspend the execution of the challenged resolution was brought as a separate case, and progressed through the corresponding instances. The office of the Attorney General for Administrative Litigation Matters in its opinion No. 412/013 advised the Court on Administrative Litigation Matters to grant the motion to suspend the execution of the challenged resolution for formal reasons, but the Court dismissed the motion of suspension. Notwithstanding the foregoing, as of the date of these financial statements, the government authority has not yet enforced the decree.

On September 30, 2014, the Court on Administrative Litigation Matters rendered decisions No. 416/2014 and No. 446/2014 whereby it annulled Decrees No. 73/012 and No. 231/011, respectively, for formal reasons.

On March 9, 2015, Decree No. 82/015 was published in the Official Gazette, whereby the Executive Branch 1) repealed Decree No. 73/012; 2) awarded 16 stations to be held in common (the same stations) by BERSABEL S.A. and VISION SATELITAL S.A. for a term of 15 years: Two of the 16 stations are awarded on a secondary basis, which means that they may be exposed to interferences and they do not have the right to bring any claim in connection thereto; 3) ordered that use of existing stations cease within 18 months of their award to mobile service operators; 4) authorized both companies expressly to increase the number of TV signals (stations) included in their respective services making use of digitization techniques; 5) ordered both companies submit before the Communication Services Regulatory Agency (“URSEC”, for its Spanish acronym), within a fixed term of 60 calendar days as from the date of publication of the Decree, a technical plan for the migration and release of stations, which plan shall be assessed and approved by such agency (such plan was submitted on May 7, 2015); 6) provided that the Bidding Terms governing the bid for frequency bands that were owned by both companies shall include an economic compensation mechanism for both companies to cover the expenses incurred in adapting their systems to the new stations awarded to them, in the amount of USD 7,000,000.

Even though both companies’ request for the annulment of Decree No. 153/012 was granted for formal reasons (failure to serve prior notice) by the Court on Administrative Litigation Matters (decision 455 of June 11, 2015), it should be noted that this decision does not change prior considerations about the terms of Decree No. 82/015 with respect to both companies due to the fact that Decree No. 305/015 (which substituted Decree No. 153/012) confirmed the allocation of channels 21 through 36 (512 MHz - 608 MHz) and 38 through 41 (614 MHz - 638 MHz), of 6 MHz each, in the UHF band exclusively for rendering accessible, free, digital broadcast television services all over the country, except for channels 35 (596-602 MHz), 36 (602-608 MHz) and 38 through 41 (614-638 MHz) only in the geographic area for which BERSABEL S.A. and VISION SATELITAL S.A. had received authorization, which will be used solely for rendering television services to subscribers through the codified UHF system, as it had been previously and expressly stated in Section 5 of Decree No. 82/015 (which repealed and amended the language of Section 1 of the above-mentioned Decree No. 153/012).

On January 11, 2018, Decree No. 387/017 dated December 28, 2017 was published in the Official Gazette. The Decree:

i)     provides that all the subscription TV services provided through the Codified UHF system in the 512-698 MHz band shall be migrated to the TDH Satellite system without it entailing any changes to the original authorizations to operate or in the rest of the conditions established in the respective licenses. Such authorizations shall not undergo any changes in the authorized serive areas;

ii)    sets a maximum term of 18 months counted as from the date the Decree was published shall be established for the holders of subscription TV services licenses that use the UHF codified system to complete the migration to TDH systems. Upon expiration of said term, all the concessions for use and allocations to those holders of all the radio electric channels in the UHF band shall cease;

iii)   entrusts the URSEC with the evaluation and approval of the technical migration plan that all the holders of subscriber TV services licenses that use UHF Codified systems must submit -within a term of 60 calendar days, counted as from the date this Decree was published- in connection with the migration from their UHF Codified system to the TDH system; and

iv)   maintains the effectiveness of the provisions of Decrees Nos. 82/015 and 155/017 for all the aspects not expressly contemplated by the new Decree.

On February 9, 2018, BERSABEL S.A. and VISION SATELITAL S.A. filed the plan described under iii), above, with the URSEC.

NOTE 30 - TAXES PAYABLE

	12.31.2017	12.31.2016
	Ps.
Non-Current
National taxes	2,947,817	3,776,292
	2,947,817	3,776,292

Current
National taxes	1,759,211,083	1,534,374,200
Provincial taxes	22,832,414	28,345,208
Municipal taxes	76,199,978	57,398,365
	1,858,243,475	1,620,117,773

NOTE 31 - OTHER PAYABLES

	12.31.2017	12.31.2016
	Ps.
Non-current
Revenues to accrue	134,499,011	109,397,233
Other	—	1,090,397
	134,499,011	110,487,630

Current
Dividends payable — related parties (Note 33)	4,077,790,056	—
Dividends payable	1,794,126	1,794,126
Fees to directors and syndics	209,030	1,073,030
Revenues to accrue	98,691,240	237,524,327
Other	2,443,036	6,122,630
	4,180,927,488	246,514,113

NOTE 32 - ACCOUNTS PAYABLE AND OTHER PAYABLES

	12.31.2017	12.31.2016
	Ps.
Current
Suppliers and commercial accruals	3,584,903,039	2,849,654,626
Related parties (Note 33)	300,508,026	203,735,757
Social accruals	1,751,397,004	1,303,953,175
	5,636,808,069	4,357,343,558

During the last quarter of 2007, the Company, together with its subsidiaries, began to implement a long term savings plan for certain executives (directors and managers comprising the “executive payroll”), which became effective as from January 2008. Executives who adhere to such plan will undertake to contribute regularly a portion of their salary (variable within a certain range, at the employee’s option) to a fund that will allow them to strengthen their savings capacity. Furthermore, each company where such executives render services will match the sum contributed by such executives, to which, only under certain conditions, the employees may access such funds upon retirement of the plan.

Additionally, the above mentioned plan provides for certain special conditions for managers who were on the “executive payroll” before January 1, 2007. Such conditions consist of supplementary contributions made by each company to the plan related to the executive’s years of service with the Company. At December 31, 2017, the total amount related to such supplementary contributions was of approximately Ps. 1.8, million and the charge to income will be deferred until the retirement of each executive.

During 2013, and in view of the current environment, certain changes were made to the savings system, though maintaining in its essence the operation mechanism and the main characteristics with regard to the obligations undertaken by the company.

Pursuant to IAS 19, the aforesaid savings plan qualifies as a Defined Contribution Plan, which means that the companies’ contributions shall be charged to net income on a monthly basis as from the date the plan becomes effective.

NOTE 33 — BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The compensation paid to the Board of Directors and Senior Management of the Company for fiscal years ended December 31, 2017 and 2016 was of Ps. 90 million and Ps. 75 million respectively.

The fees paid to the Board of Directors for the year ended December 31, 2017 and 2016 amounted to approximately Ps. 13.2 million and Ps. 9.8 million respectively, as of the date of these consolidated financial statements were paid in full.

Below are the outstanding balances between the Company and related parties at December 31, 2017 and December 31, 2016:

	12.31.2017	12.31.2016
	Ps.
Non-Current and Current Assets
Other receivables
Associates	117,925,225	19,696,266
Other related parties	29,470	92,639
Trade receivables
Associates	—	131,273
Other related parties	39,725,649	49,942,817
Investments
Controlling company	—	365,498,268
Other related parties	—	314,438,866
Non-Current and Current liabilities
Bank and financial debt
Associates	(4,338,356)	(8,588,329)
Other payables
Controlling company	(1,400,279,125)	—
Other related parties	(2,677,510,931)	—
Accounts and others payable
Controlling company	—	(6,343,679)
Associates	(3,368,511)	(3,326,521)
Other related parties	(297,139,515)	(194,065,557)

The following table shows the transactions between the Company and related parties at December 31, 2017 and 2016:

Company	Concept	12.31.2017	12.31.2016	12.31.2015
		Ps.
Direct and indirect shareholders of the control group	Sales of services	—	1,301,941	754,876
	Technical assistance services	(60,800,000)	(74,400,000)	(77,120,000)
	Other placements	—	357,535,000	—
	Interest on other placements	12,093,508	2,327,817	—
	Loans received	—	—	(117,882,661)
	Interest on debt	—	—	(1,980,648)

Company	Concept	12.31.2017	12.31.2016	12.31.2015
Associates	Sales of services	8,581,649	7,219,633	8,892,123
	Other sales	25,932,244	27,907,252	16,032,875
	Loans received	(4,000,000)	(9,900,000)	(18,943,376)
	Interest on debt	(885,479)	(2,055,184)	(2,242,601)
	Other purchases	(11,693,731)	(6,809,554)	(10,396,346)

Company	Concept	12.31.2017	12.31.2016	12.31.2015
Other related parties	Sales of advertising	30,404,608	1,534,785	766,187
	Other sales	36,086,631	33,216,760	39,626,653
	Interest on other placements	24,196,871	51,058,069	50,043,739
	Programming costs	(995,728,773)	(753,486,333)	(522,887,428)
	Publishing and distribution of magazines	(249,075,251)	(220,921,593)	(155,086,739)
	Consultancy services	(219,962,115)	(122,447,747)	(98,488,484)
	Purchase of advertising	(103,372,050)	(69,038,428)	(51,852,883)
	Other purchases	(13,749,677)	(23,552,770)	(10,113,045)

During year ended December 31, 2017, there were no transactions with related parties outside the ordinary course of business, or significant changes in balances, except for those detailed below:

As of December 31, 2016, the Company had a credit balance of Ps. 359,154,589, with the shareholder Grupo Clarín while as of December 31, 2017, the Company had no outstanding any balance with that shareholder (See Note 23.1).

As of December 31, 2016, the Company had no outstanding balance with the shareholder Cablevisión Holding S.A., while as of December 31, 2017, the Company had a balance of Ps. 1,400,279,124 as a result of the distribution of dividends of December 2017.

In October 2017, a subsidiary of the Company received the payment of the investments it had with GCSA Equity LLC.

Agreements with shareholders

On June 28, 2008, Cablevisión and Grupo Clarín executed a supplementary agreement to the technical assistance agreement, effective as of September 26, 2006, whereby they amended the volume of the services rendered by Grupo Clarín and the mechanism used to determine that company’s annual fee.

On January 6, 2017 and January 5, 2016 respectively, the agreements were amended, setting Grupo Clarín’s annual fees. On April 30, 2017 the contract was terminated as a consequence of the change of controlling company.

On May 1, 2017 Cablevisión and Cablevisión Holding S.A., entered into a contract for advisory services and technical assistance under which the parties set the volume of services to be received from Cablevisión Holding S.A. and the way in wich the annual fee shall be determined.

NOTE 34 — JOINT VENTURES UTE Ertach - Cablevisión

The following amounts are included in the Company’s financial statements as a result of the joint participation in the UTE Ertach — Cablevisión:

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Dividends received	—	—	—
Summarized financial information:
Assets
Non-Current Assets	18,298,398	18,786,896	8,173,162

Other current assets	100,190,353	153,380,178	108,081,551
Cash and cash equivalents	15,127,364	2,753,190	30,539,028
Current assets	115,317,717	156,133,368	138,620,579

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Liabilities
Other non-current liabilities	8,184,269	7,104,189	6,056,756
Non-Current Liabilities	8,184,269	7,104,189	6,056,756

Other current liabilities	104,872,445	125,048,784	73,259,048
Current Liabilities	104,872,445	125,048,784	73,259,048

	12.31.2017	12.31.2016	12.31.2015
	Ps.
Income	115,203,758	105,781,736	107,010,817
Depreciation and amortization	(631,485)	(843,196)	(346,805)
Interest expense	—	(203)	(1,499)
Income from continuing operations	(22,207,890)	(24,710,646)	7,330,010
Total comprehensive income	(22,207,890)	(24,710,646)	7,330,010

During April 2005, the Board of Directors of Prima (a company that was merged into Cablevisión effective October 1, 2016) approved the formation of a joint venture with Ertach S.A. in order to prepare an offer for the public bid launched by the Provincial Direction of Information Technology and Communications, under the jurisdiction of the General Secretary of the Government of the Province of Buenos Aires.

The purpose of the UTE Ertach — Cablevisión is to provide data transmission services and order channels necessary to integrate the agencies of the provincial public administration and the municipalities into a single provincial data communications network.

In connection with the aforesaid, in June 2005 both companies executed UTE agreement, whereby the parties agreed that each partner’s participation in results, expenses and revenues would be 50%.

On August 8, 2005, the Government of the Province of Buenos Aires issued Decree No. 1761, whereby it approved the public bidding process and awarded the above-mentioned service to the UTE for a term of four years, with the possibility of extending such term. On October 13, 2009, the Government of the Province of Buenos Aires (Bidder) issued Decree No. 2106/09, whereby it granted a 1-year extension, maintaining the effectiveness of the Agreement until December 31, 2011. The bidding terms also provide for a contractual period of up to 18 months, upon termination of the agreement, for the migration of the services, called the “uninstallation period”, during which the terms and conditions of the service shall remain in effect. In addition, the bidding terms provide that the UTE is obliged to continue rendering all services as may be required by and for the term that the Province may set until a new Awardee has concluded the “Initial Service Phase” or its equivalent under its new agreement or until the Province, deems the contractual relationship terminated with a two-month prior notice.

On October 17, 2011, the Provincial Direction of Communications, under the jurisdiction of the General Secretary of the Government of the Province of Buenos Aires, informed the continuation of the service for the period between January 1, 2012 and June 30, 2012 and the extension thereof for the period between July 1, 2012 and November 30, 2013. Additionally, on December 27, 2012 the Provincial Direction of Communications, under the jurisdiction of the General Secretary of the Government of the Province of Buenos Aires, informed the extension of the Single Provincial Data Network through April 30, 2015 pursuant to Decree 1613/2012.

On January 22, 2015, the Company was notified in the corresponding administrative file that on January 15, 2015, the Under Secretariat of Administrative Coordination submitted the report issued by the Provincial Prosecutor’s Office to the Provincial Communications Administration, in order to continue with the proceedures to request an extension of the “Termination of the Single Provincial Data Network Services Phase” for the period ranging from May 1, 2015 to October 30, 2017 from the Government of the Province of Buenos Aires.

On April 15, 2016, the Province of Buenos Aires issued Decree No. 592/2016 which regulates Law No. 14,815 whereby it declared the administrative and technological emergency in the Province. Within the framework of the above-mentioned Decree and at the request of the Province, the UTE filed during February 2017 an economic-technical proposal for services that are similar to those provided until that date for a 24-month term. In view of the above, Management understood that the provision of services fell within the framework of said decree and decided not to discontinue the services provided.

On May 24, 2017, the UTE Ertach - Cablevisión executed an agreement with the Ministry of the Chief of the Cabinet of Ministers of the Province of Buenos Aires for the provision of data transmission services for the Single Provincial Data Communication Network implemented under original Bid for a term of 24 months counted as from May 1, 2017.

On June 1, 2017, the Governor of the Province of Buenos Aires signed Decree No. 2017-166-E-GDEBA-GPBA, whereby she decided:

1. To acknowledge the services rendered by the UTE for the Single Provincial Data Communication Network during the period from May 1, 2016 through April 30, 2017 and the services rendered to the Supplementary Network for Schools from May 1, 2015 through April 30, 2016,

2. To approve the Agreement executed on May 24, 2017 between the Ministry of the Chief of the Cabinet of Ministers and the UTE.

On September 4, 2017, the Executive Committee and the Members of the UTE held a meeting, which was documented under Minutes No. 80. The attendees approved the amendment of the first section of the UTE agreement in order to reflect in the corporate name of the UTE the corporate changes that had ocurred in Cablevisión. Therefore, the UTE is now called Ertach S.A. Cablevisión S.A. UTE, succesor of Ertach S.A. Prima S.A. UTE. As of the date of these financial statements, said change in name has been registered with the IGJ.

NOTE 35 - FINANCIAL RISK MANAGEMENT

The Company and its controlled companies engage in transactions involving financial instruments registered in equity accounts, which are used to cover their needs, and which entail exposure to market, currency and interest rate risks. Management of such risks is centralized on the Company’s Executive Committee.

35.1. Financial risk factors

a) Capital risk

The Company manages its capital structure so as to have sufficient liquidity to continue investing in the updating of its networks, in order to increase revenues and operating cash flows, and to comply with all commitments assumed under its notes. The Company seeks to maintain an adequate level of net debt vis-à-vis its EBITDA. The net debt to EBITDA ratio, which is the quotient between net debt (loans set off by the balances of “Cash and banks” and “Current investments”, cash equivalents - See Note 2.22) and EBITDA, was 0.42 and 0.63 as of December 31, 2017 and 2016 respectively. Pursuant to commitments undertaken by the Company, the ratio must not exceed 2.25.

b) Foreign exchange risk

The Company makes transactions in foreign currency and, therefore, it is exposed to fluctuations in the exchange rate. A portion of the Company’s financial debt is denominated in U.S. dollars, whereas its revenues are generated in the currency of the country in which it operates.

Therefore, the Company has executed forward foreign exchange purchases.

Monetary assets and liabilities denominated in foreign currency (U.S. dollar) as of December 31, 2017 and 2016 are as follows:

	12.31.2017	12.31.2016
	Ps.
ASSETS
Other receivables	123,011,164	75,715,940
Trade receivables	—	713,554
Investments	37,947,374	1,172,510,576
Cash and banks	2,896,838,238	1,607,409,448
Total assets	3,057,796,776	2,856,349,518

LIABILITIES
Bank and financial debt	10,302,862,323	9,536,177,835
Provisions and other charges	145,264	131,151
Other payables	1,213,920	1,653,069
Accounts and others payable	827,008,573	649,296,192
Total liabilities	11,131,230,080	10,187,258,247

Considering the balances as of December 31, 2017 and 2016 of financial assets and liabilities exposed to exchange rate fluctuations, Cablevisión estimates that an impact of a 20% favorable/unfavorable, fluctuation in the U.S. dollar would generate income/loss before taxes of Ps. 1,614.7 million and Ps. 1,466.2 million in 2017 and 2016, respectively. On the other hand, upon a 20% favorable/unfavorable fluctuation in the U.S. dollar exchange rate, the result of foreign currency derivative contracts would generate an income/loss before taxes of Ps. 166.7 million and Ps. 23.2 million in 2017 and 2016, respectively.

c) Fair value interest rate risk

At December 31, 2017 and 2016, Cablevisión is not exposed to interest rate risk because it has only borrowed money at fixed interest rates.

d) Price risk

The Company is exposed to the risk of fluctuation in the market price of mutual funds, notes, bonds and foreign currency derivatives.

The Company’s sensitivity to variations in the market price of these instruments is detailed below:

	12.31.2017	12.31.2016
	Ps.
Investments valued at quoted prices at closing (1)	1,025,564,661	1,854,868,372

(1)   Consists primarily of mutual funds Ps. 990,909,754 and Ps. 1,517,011,570 at December 31, 2017 and 2016, respectively and securities and bonds Ps. 34,654,907 and Ps. 337,856,802 at December 31, 2017 and 2016, respectively

Cablevisión estimates that the impact of a 10% favorable/unfavorable fluctuation of the quoted price of mutual funds, with all other variables remaining constant, would have generated an income/loss before taxes of Ps. 102.6 million and Ps. 185.5 million in 2017 and 2016, respectively. While income from foreign exchange agreements in case of a 20% favorable/unfavorable fluctuation in the U.S. dollar exchange rate would generate income/loss before taxes of Ps. 166.7 million and Ps. 23.2 million in 2017 and 2016, respectively.

e) Credit risk

Credit risk affects cash and cash equivalents, deposits held at banks and financial institutions, as well as credit exposure with customers, including other remaining credits and committed transactions. The Company actively monitors the creditworthiness of its treasury instruments and the counterparties related to derivatives in order to minimize credit risk. In addition, if invoices are not paid when due, several actions are initiated to provide for the collection thereof.

Bank deposits are held in first tier banks.

No significant credit risk concentration is observed concerning customers due to the atomization of the subscriber base.

As of December 31, 2017 and 2016, non-impaired past due trade receivables amounted to Ps. 1,029.6 million and Ps. 577.5 million respectively. They are predominantly credits of Cablevision and the time lapsed since their maturity is in most cases up to 3 months. These receivables involve customers with no recent insolvency record.

As of the same dates, the allowances for bad debts were of Ps. 483.3 million and Ps. 347.0 million respectively. This allowance for trade receivables is sufficient to cover all past due bad debts.

f) Liquidity risk

The liquidity risk is the risk that the Company may not be able to fulfill its financial obligations when due. Cablevisión manages liquidity risk through the management of its capital structure and, if possible, access to different capital markets. It also manages liquidity risk through a constant review of estimated cash flows to ensure that it will have enough liquidity to fulfill its obligations.

The table below includes a breakdown of financial liabilities by relevant maturity groups based on the liabilities’ remaining terms. Figures are expressed in millions of pesos and represent undiscounted cash flows (principal plus contractual interest).

The Company believes that the cash flows generated by its operations or the access to financing sources will allow it to meet its financial obligations.

Maturities	Other liabilities	Financial debt	Total 12.31.2017
Past due	694	—	694
With no term	363	—	363
First quarter 2018	6,482	477	6,959
Second quarter 2018	1,510	402	1,912
Third quarter 2018	1	407	408
Fourth quarter 2018	1,161	341	1,502
January 2019 onwards	3	11,413	11,416
	10,214	13,040	23,254

Maturities	Other liabilities	Financial debt	Total 12.31.2016
Past due	515	—	515
With no term	275	—	275
First quarter 2017	2,891	357	3,248
Second quarter 2017	1,291	495	1,786
Third quarter 2017	—	215	215
Fourth quarter 2017	—	500	500
January 2018 onwards	5	10,401	10,406
	4,977	11,968	16,945

35.2. Financial instruments by category

	12.31.2017	12.31.2016
	Ps.
Financial assets
Loans and receivables
Credits and receivables (1) (2)	2,670,833,496	2,386,854,470
Cash and cash equivalents	3,496,205,327	1,381,837,847
Investments (3)	—	1,133,469,884

At fair value through profit or loss
Current investments	108,200,817	607,814,345
Investments considered as cash equivalents	917,363,844	1,247,054,027
	7,192,603,484	6,757,030,573

Financial liabilities
Amortized cost
Loans	10,843,979,447	9,558,544,599
Accounts payable and other liabilities (4)	10,214,356,201	4,977,166,445
	21,058,335,648	14,535,711,044

(1)   Net of Ps. 483,320,096 and Ps. 346,960,306 of provision for doubtful trade receivables, at December 31, 2017 and 2016, respectively.

(2)   Includes Ps. 66,139,853 and Ps. 69,862,995 of credits with related parties, at December 31, 2017 and 2016, respectively.

(3)   As of December 31,2017 does not include debt of investments to related parties, while as of December 2016 includes Ps. 1,133,469,884.

(4)   Includes Ps. 300,508,026 and Ps. 203,735,757 of debt with related parties, at December 31, 2017 and 2016, respectively.

35.3. Financial instruments at fair value

The following table shows the Company’s financial assets and liabilities valued at fair value as of the end of each year:

	12.31.2017	Trading prices (Level 1)	Other significant observable items (Level 2)
	Ps.
Assets
Current investments	108,200,817	108,200,817	—
Investments considered as cash equivalents	917,363,844	917,363,844	—

	12.31.2016	Trading prices (Level 1)	Other significant observable items (Level 2)
	Ps.
Assets
Current investments	607,814,345	607,814,345	—
Investments considered as cash equivalents	1,247,054,027	1,247,054,027	—

Financial assets are valued using quoted prices for identical assets and liabilities (Level 1), and the prices of similar instruments obtained from the information sources available in the market (Level 2). As of December 31, 2017 and 2016, the Company did not have any asset or liability that had not been compared against observable market data to determine its fair value (Level 3).

35.4. Fair value of financial instruments

The book value of cash, accounts receivable and current liabilities is similar to their fair value, due to the short-term maturities of these instruments. Non current financial credits were generated on a date close to the end of the year ended as of December 31, 2017 and 2016 and their amortized cost is similar to their fair value.

The fair value of non-current financial liabilities (level 2) is determined based on the future cash flows of the debt discounted at the market rate available to the Company for debt with similar terms (currency and remaining term), prevailing at the time of measurement.

The estimated fair value of non current financial liabilities is as follows (in thousands of pesos):

	12.31.2017		12.31.2016
	Book value	Fair value	Book value	Fair value

Bank and financial debt - non-current	9,907,032	10,284,488	8,579,454	8,773,651

NOTE 36 — AWARD UNDER THE PUBLIC BIDDING PROCESS CONDUCTED BY THE GOVERNMENT OF THE AUTONOMOUS CITY OF BUENOS AIRES

On June 7, 2011, the Government of the City of Buenos Aires issued Decree No. 316, whereby it approved a public bidding process to contract comprehensive digital services for educational purposes for elementary school students in the City of Buenos Aires. Such services include, but are not limited to, the delivery of one netbook per student and one notebook per teacher under a gratuitous bailment agreement, connectivity, first and second level support, content access control, and replacement in the event of theft or damage and new license, both with certain limitations. The bid was awarded to Prima for a five-year term, which will begin after certain requirements had been meet. As consideration, Prima would receive an amount per student, teacher and school. As of December 31, 2011 the initial requirements for the agreement to come into effect and for Prima to start billing thereunder had been met. The contract expired on November 28, 2016. However, the parties agreed to a one-year extension.

NOTE 37 — SUBSEQUENT EVENTS

a) Note 4 decribes the main events that took place after December 31, 2017 related to the company´s reorganization processes.

b) Note 23 decribes the main events that took place after December 31, 2017 related to: i) the settlement of dividends; ii) the resolutions of the board of directors of Telecom Argentina S.A adopted on January 31, 2018 and iii) the collection of dividends distributed by subsidiaries.

c) Note 29.2 decribes the main events that took place after December 31, 2017 related to frequency reassignment in Uruguay.

d) Note 34 decribes the main events that took place after December 31, 2017 related to the joint ventures of the company

NOTE 38 — APPROVAL OF FINANCIAL STATEMENTS

These financial Statements have been approved by the Board of Directors of Telecom Argentina S.A. (surviving company of Cablevisión) and its issuance was authorized for March 7, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 24, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations